UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

___________________________
/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

March 02, 2016

(Free translation from the original in Spanish)

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2014 AND 2015

(Free translation from the original in Spanish)

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2014 AND 2015

(Free translation from the original in Spanish)

(All amounts expressed in thousands of S/ unless otherwise stated)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors
Graña y Montero S.A.A.

March 1, 2016

We have audited the accompanying consolidated financial statements of Graña y Montero S.A.A. and subsidiaries, which comprise the consolidated statements of financial position at December 31, 2015 and 2014 and the consolidated statements of income, and comprehensive income, changes in equity and cash flows for the years ended December 31, 2013, 2014 and 2015, and a summary of significant accounting policies and other explanatory information included in notes 1 to 36.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing approved for application in Peru by the Board of Deans of Institutes of Peruvian Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

(Free translation from the original in Spanish)

(All amounts expressed in thousands of S/ unless otherwise stated)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors
Graña y Montero S.A.A.

March 1, 2016

We have audited the accompanying consolidated financial statements of Graña y Montero S.A.A. and subsidiaries, which comprise the consolidated statements of financial position at December 31, 2015 and 2014 and the consolidated statements of income, and comprehensive income, changes in equity and cash flows for the years ended December 31, 2013, 2014 and 2015, and a summary of significant accounting policies and other explanatory information included in notes 1 to 36.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing approved for application in Peru by the Board of Deans of Institutes of Peruvian Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

(All amounts expressed in thousands of S/ unless otherwise stated)

March 1, 2016
Graña y Montero S.A.A.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Graña y Montero S.A.A. and subsidiaries at December 31, 2014 and 2015, their financial performance and cash flows for the years ended December 31, 2013, 2014 and 2015, in accordance with International Financial Reporting Standards.

Countersigned by

------------------------------------------------------(partner)
Hernán Aparicio P.
Peruvian Certified Public Accountant
Registration No.01-020944

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY

		At December 31				At December 31
	Note	2014	2015		Note	2014	2015

Current assets				Current liabilities
Cash and cash equivalents	8	818,402	554,002	Other financial liabilities	18	1,425,455	1,228,020
Financial asset at fair value through profit or loss		5,601	3,153	Bonds	19	-	37,083
Trade accounts receivables	10	1,084,544	1,050,791	Trade accounts payable	20	1,177,581	1,635,760
Unbilled work in progress	11	1,161,798	1,319,187	Accounts payable to related parties	12	83,027	77,830
Accounts receivable from related parties	12	99,061	280,153	Current income tax		89,614	34,116
Other accounts receivable	13	584,975	824,589	Other accounts payable	21	1,007,743	1,066,000
Inventories	14	833,570	1,159,154	Other provisions	22	11,441	13,468
Prepaid expenses		26,438	40,023	Total current liabilities		3,794,861	4,092,277
		4,614,389	5,231,052
				Non-current liabilities
Non-current assets classified as held for sale		9,513	22,511	Other financial liabilities	18	326,124	553,336
				Long-term bonds	19	-	757,008
Total current assets		4,623,902	5,253,563	Long-term trade accounts payable	20	3,779	-
				Other long-term accounts payable	21	281,651	246,396
Non-current assets				Long-term accounts payable to related parties	12	-	20,136
Long-term trade accounts receivable	10	579,956	621,831	Other provisions	22	54,174	35,618
Long-term unbilled work in progress	11	35,971	59,754	Derivative financial instruments		2,999	2,331
Prepaid expenses		9,478	22,386	Deferred income tax liabilities	24	93,386	101,664
Other long-term accounts receivable	13	44,553	65,929	Total non-current liabilities		762,113	1,716,489
Available-for-sale financial assets	9	93,144	120,134	Total liabilities		4,556,974	5,808,766
Investments in associates and joint ventures	15	229,563	646,884
Investment property		36,244	34,702	Equity	23
Property, plant and equipment	16	1,147,018	1,111,757	Capital		660,054	660,054
Intangible assets	17	778,743	881,020	Other capital reserves		132,011	132,011
Deferred income tax asset	24	152,109	173,851	Voluntary reserve		-	29,974
Total non-current assets		3,106,779	3,738,248	Share premium		899,311	897,532
				Other reserves		(113,895)	(129,059)
				Retained earnings		1,113,696	1,064,044
				Equity attributable to controlling interest in the Company		2,691,177	2,654,556
				Non-controlling interest		482,530	528,489
				Total equity		3,173,707	3,183,045
Total assets		7,730,681	8,991,811	Total liabilities and equity		7,730,681	8,991,811

The accompanying notes on pages 8 to 109 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the year ended
		December 31,
	Note	2013	2014	2015

Revenues from construction activities		3,820,393	4,749,159	5,513,655
Revenues from services provided		1,748,127	1,912,646	1,901,498
Revenue from real estate and sale of goods		398,980	346,875	417,280
		5,967,500	7,008,680	7,832,433

Cost of construction activities		(3,354,420)	(4,336,388)	(5,310,003)
Cost of services provided		(1,349,850)	(1,489,574)	(1,523,358)
Cost of real estate and goods sold		(259,108)	(231,150)	(296,267)
	26	(4,963,378)	(6,057,112)	(7,129,628)
Gross profit		1,004,122	951,568	702,805

Administrative expenses	26	(361,792)	(421,367)	(413,380)
Other income and expenses	28	25,302	15,136	57,287
Profit /(loss) from the sale of investments	15 - 5a	5,722	-	(8,289)
Operating profit		673,354	545,337	338,423

Financial expenses	27	(152,802)	(102,816)	(176,802)
Financial income	27	40,353	11,462	38,107
Share of the profit or loss in associates and joint
ventures under the equity method of accounting	15	33,562	53,445	17,603
Profit before income tax		594,467	507,428	217,331
Income tax	29	(182,323)	(146,196)	(75,619)
Profit for the year		412,144	361,232	141,712

Profit attributable to:
Owners of the Company		320,016	299,743	88,154
Non-controlling interest		92,128	61,489	53,558
		412,144	361,232	141,712

Basic and Diluted earnings per share from continuing operations
attributable to owners of the Company during the year	34	0.533	0.454	0.134

The accompanying notes on pages 8 to 109 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2013	2014	2015

Profit for the year		412,144	361,232	141,712
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax	30	(6,121)	(1,777)	(3,860)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	30	3,733	568	723
Foreign currency translation adjustment, net of tax		(1,071)	(20,463)	(44,649)
Change in value of available-for-sale financial assets, net of tax	9	19,060	4,649	19,973
Exchange difference from net investment in a foreign operation, net of tax	30	-	(12,794)	(5,221)
		21,722	(28,040)	(29,174)
Other comprenhensive income for the year, net of tax		15,601	(29,817)	(33,034)
Total comprehensive income for the year		427,745	331,415	108,678

Comprehensive income attributable to:
Owners of the Company		337,564	277,912	70,069
Non-controlling interest		90,181	53,503	38,609
		427,745	331,415	108,678

The accompanying notes on pages 8 to 109 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECENBER 31, 2013, 2014 AND 2015

	Attributable to the controlling interests of the Company
			Other
	Number of	Issued	capital	Voluntary	Share	Other	Retained		Non-controlling
	shares in	capital	reserves	reserves	premium	reserves	earnings	Total	interest	Total
	In thousands

Balances as of January 1, 2013	558,284	558,284	107,011	-	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241
Profit for the year	-	-	-	-	-	-	320,016	320,016	92,128	412,144
Cash flow hedge	-	-	-	-	-	3,546	-	3,546	187	3,733
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(4,591)	(4,591)	(1,530)	(6,121)
Foreign currency translation adjustment	-	-	-	-	-	(467)	-	(467)	(604)	(1,071)
Change in value of available-for-sale financial assets	-	-	-	-	-	19,060	-	19,060	-	19,060
Comprehensive income of the year	-	-	-	-	-	22,139	315,425	337,564	90,181	427,745
Transactions with shareholders:
- Transfer to legal reserve	-	-	4,646	-	-	-	(4,646)	-	-	-
- Dividend distribution (Note 33 and 35 g)	-	-	-	-	-	-	(86,985)	(86,985)	(51,794)	(138,779)
- Issuance of shares (Note 23 c)	101,770	101,770	-	-	1,055,488	-	-	1,157,258	-	1,157,258
- Contributions of non-controlling shareholders (Note 35 d)	-	-	-	-	-	-	-	-	34,774	34,774
- Additional acquisition of non-controlling (Note 35 a)	-	-	-	-	(34,611)	-	-	(34,611)	(29,257)	(63,868)
- Deconsolidation of former subsidiaries (Note 35 e)	-	-	-	-	-	-	-	-	(19,377)	(19,377)
- Purchase of subsidiaries (Note 32 c)	-	-	-	-	-	-	-	-	15,701	15,701
Total transactions with shareholders	101,770	101,770	4,646	-	1,020,877	-	(91,631)	1,035,662	(49,953)	985,709
Balances as of December 31, 2013	660,054	660,054	111,657	-	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695

Balances as of January 1, 2014	660,054	660,054	111,657	-	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695
Profit for the year	-	-	-	-	-	-	299,743	299,743	61,489	361,232
Cash flow hedge	-	-	-	-	-	540	-	540	28	568
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,332)	(1,332)	(445)	(1,777)
Foreign currency translation adjustment	-	-	-	-	-	(13,086)	-	(13,086)	(7,377)	(20,463)
Change in value of available-for-sale financial assets	-	-	-	-	-	4,649	-	4,649	-	4,649
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(12,602)	-	(12,602)	(192)	(12,794)
Comprehensive income of the year	-	-	-	-	-	(20,499)	298,411	277,912	53,503	331,415
Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	-	(20,354)	-	-	-
- Dividend distribution (Note 33 and 35 g)	-	-	-	-	-	-	(112,127)	(112,127)	(68,062)	(180,189)
- Contributions of non-controlling shareholders (Note 35 d)	-	-	-	-	-	-	-	-	47,376	47,376
- Additional acquisition of non-controlling (Note 35 a)	-	-	-	-	(128,222)	-	-	(128,222)	(50,109)	(178,331)
- Sale to non-controlling interest in GyM Chile Spa (Note 35 b)	-	-	-	-	-	-	-	-	1,627	1,627
- Deconsolidation of subsidiaries (Note 35 e)	-	-	-	-	-	-	-	-	2,284	2,284
- Put option liability from acquisition of non-controlling (Note 21)	-	-	-	-	-	(111,819)		(111,819)	(2,010)	(113,829)
- Purchase of subsidiaries (Note 32 a)	-	-	-	-	-	-	-	-	66,659	66,659
Total transactions with shareholders	-	-	20,354	-	(128,222)	(111,819)	(132,481)	(352,168)	(2,235)	(354,403)
Balances as of December 31, 2014	660,054	660,054	132,011	-	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707

Balances as of January 1, 2015	660,054	660,054	132,011	-	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707
Profit for the year	-	-	-	-	-	-	88,154	88,154	53,558	141,712
Cash flow hedge	-	-	-	-	-	687	-	687	36	723
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(2,921)	(2,921)	(939)	(3,860)
Foreign currency translation adjustment	-	-	-	-	-	(30,687)	-	(30,687)	(13,962)	(44,649)
Change in value of available-for-sale financial assets	-	-	-	-	-	19,973	-	19,973	-	19,973
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(5,137)	-	(5,137)	(84)	(5,221)
Comprehensive income for the year	-	-	-	-	-	(15,164)	85,233	70,069	38,609	108,678
Transactions with shareholders:
- Transfer to legal reserve	-	-	-	29,974	-	-	(29,974)	-	-	-
- Dividend distribution (Note 33 and 35 f)	-	-	-	-	-	-	(104,911)	(104,911)	(4,535)	(109,446)
- Contributions of non-controlling shareholders (Note 35 d)	-	-	-	-	-	-	-	-	10,329	10,329
- Additional acquisition of non-controlling (Note 35 a)	-	-	-	-	(894)	-	-	(894)	(971)	(1,865)
- Sale to non-controlling interest (Nota 35 b)	-	-	-	-	(885)	-	-	(885)	2,527	1,642
Total transactions with shareholders	-	-	-	29,974	(1,779)	-	(134,885)	(106,690)	7,350	(99,340)
Balances at December 31, 2015	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045

The accompanying notes on pages 8 to 109 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended
		December 31
	Note	2013	2014	2015

OPERATING ACTIVITIES
Profit before income tax		594,467	507,428	217,331
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	16	181,479	185,310	217,070
Amortization of other assets	17	78,387	74,730	89,355
Impairment of inventory		2,239	62	17
Impairment of accounts receivable and other accounts receivable		110	71	5,806
Impairment of property, plant and equipment		-	2,415	9,677
Impairment of other assets		774	14,170	-
Recovery of impairment of inventory		-	(1,169)	-
Change in the fair value of a financial asset through profit or loss		-	-	(2,740)
Change in the fair value of the liability for put option	21	-	-	(18,627)
Provisions	22	15,084	6,559	6,398
Dividends income from available-for-sale financial assets	28	(1,170)	(9,350)	(7,215)
Financial expenses, net		94,483	76,102	129,365
Share in the profits of associates and joint ventures
under the equity method	15 a-b	(33,562)	(53,445)	(34,872)
Reversal of provisions	28	(14,556)	(9,394)	(7,796)
Derecognition of investments	15	-	-	2,755
Profit on sale of property, plant and equipment	16	(734)	(4,845)	(17,385)
Profit on sale of investments in associates	15 a	(5,722)	-	-
Loss on sale of a financial asset through profit or loss		-	-	279
Loss on sale of non-current asset held for sale		-	-	171
Loss on sale of investments in subsidiaries		-	-	8,289
Net variations in assets and liabilities:
Decrease in trade accounts receivable and unbilled work in progress		(783,965)	(594,993)	(99,446)
(Decrease) increase in other accounts receivable		(33,606)	32,159	(188,053)
Decrease in other accounts receivable from related parties		(34,089)	(15,291)	(133,286)
Decrease in inventories		(21,071)	(51,489)	(215,196)
Increase (decrease) in prepaid expenses and other assets		(539)	(8,634)	11,667
Increase in trade accounts payables		56,836	82,051	199,400
Decrease in other accounts payable		(145,379)	(19,731)	(45,096)
Increase (decrease) in other accounts payable to related parties		(15,177)	55,316	13,961
Decrease in other provisions		(16,269)	(7,208)	(6,770)
Sale of a financial asset through profit or loss		-	-	4,604
Payments for purchases of intangibles - Concessions		(2,329)	(82,698)	(142,575)
Interest paid		(61,013)	(46,411)	(114,027)
Income tax paid		(190,556)	(154,878)	(150,434)
Net cash applied to operating activities		(335,878)	(23,163)	(267,373)

CASH FLOWS FROM INVESTING ACTIVITIES
Sale of investment in associates		6,800	-	-
Sale of investment in subsidiary		-	-	26
Sale of property, plant and equipment		15,861	42,968	55,832
Sale of non-current assets held for sale		-	-	8,801
Return of contributions		-	-	481
Interest received		21,601	8,909	32,162
Dividends received	15 - 28	5,858	46,068	59,175
Payment for purchase of a non-current asset held for sale		-	-	(22,297)
Payment for purchase of available-for-sale financial assets		(56,100)	-	-
Payments for purchase of property, plant and equipment		(197,553)	(265,567)	(193,156)
Payment for purchae of investment property		(2,974)	(1,450)	(748)
Payment for purchase of intangibles		(22,375)	(60,846)	(32,883)
Payment for purchase and contributions to associates and joint ventures	15 -a,b	-	(129,859)	(463,103)
Direct cash outflows for acquisition of subsidiaries	32	(93,504)	(170,372)	-
Net cash applied to investing activities		(322,386)	(530,149)	(555,710)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans received		1,351,964	2,770,286	4,442,858
Bonds issued		-	-	814,016
Payment of loans received		(1,493,943)	(2,053,422)	(4,563,855)
Payment of issued bonds		-	-	(16,480)
Payment of bond issuance costs		-	-	(18,516)
Dividends paid to owners of the parent		(86,986)	(112,127)	(104,911)
Dividends paid to non-controlling interest		(51,794)	(63,990)	(4,535)
Cash received from non-controlling shareholders	35-d	34,774	47,376	10,329
Acquisition of interest in a subsidiary of non-controlling shareholders	35-a	(63,868)	(177,451)	(1,865)
Sale of interest in a subsidiary of non-controlling shareholders	35-b	-	1,627	1,642
Issuance of shares, net of related expenses		1,147,418	-	-
Net cash provided by financing activities		837,565	412,299	558,683
Net incresase(decrease) in cash		179,301	(141,013)	(264,400)
Cash and cash equivalents at the beginning of the year		780,114	959,415	818,402
Cash and cash equivalents at the end of the year		959,415	818,402	554,002

NON-CASH TRANSACTIONS:
Debt capitalization		7,989	-	-
Acquisition of assets through finance leases		43,812	163,399	92,093
Adjustment for deconsolidation of subsidiaries		(19,943)	2,284	9,298
Change in fair value of available-for-sale financial assets		19,060	4,649	19,973
Accounts payable - acquisition of Morelco		-	45,684	-
Liability for put option on the acquisition of non-controlling interest		-	113,829	-
Establishment of joint operation - Panorama Plaza de negocios (net assets)		-	-	36,180

The accompanying notes on pages 8 to 109 are an integral part of the consolidated financial statements.

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013, 2014 AND 2015

1	GENERAL INFORMATION

a)	Incorporation and operations -

Graña y Montero S.A.A. (hereinafter indistinctly the Company or the Parent) was established in Peru on August 12, 1996 as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la República 4675, Surquillo Lima, Peru and it is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services. See details of operating segments in Note 6.

b)	Issuance of new common shares -

At the Board of Shareholders’ General Meeting held on March 26, 2013, and the subsequent Board of Directors’ meetings held on May 30, July 23 and August 22, 2013, shareholders agreed to the issuance of common shares through a public offering of American Depositary Shares (ADS) registered with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

As a consequence in July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches, with a unit price of US$21.13, resulting total proceeds of US$430,078, equivalent to S/1,195,793 before issuance related costs.

The total outstanding common shares as of the date of the financial statements are 660,053,790 shares listed in the Lima Stock Exchange, from that 253,635,480 shares are represented in ADS in the NYSE.

The additional share capital obtained by this transaction in comparison with the nominal value of the shares amounted to S/1,055,488 (net of commissions, other related costs and tax effects for that amounted to S/38,535) recorded as share premium in the consolidated statement of financial position (Note 23).

c)	Authorization for issue of the financial statements -

The consolidated financial statements for the year ended December 31, 2015 have been prepared and authorized by Management and Board of Directors on January 29, 2016, which will submit them for consideration and approval in the Annual Shareholders’ Meeting to be held within the term established by Peruvian law. Management expects that the financial statements as of December 31, 2015 will be approved with no changes.

(All amounts expressed in thousands of S/ unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit and loss, available-for-sale financial assets measured at fair value and liabilities for a put option and pension plans that are measured at fair value. The financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.2	Consolidation of financial statements -

a)	Subsidiaries -

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed to the former owners of the acquiree and the equity instruments issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement in favor of the selling party. Identifiable assets acquired,liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group assesses the measurement of any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquirer’s identifiable net assets or the fair value of the shares held by non-controlling shareholders. At December 31, 2015 and 2014 the measurement of the non-controlling interest in the Group´s acquisitions, was made at the non-controlling interest´s proportionate share of the recognized amounts of the acquiree´s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the carrying amount of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

(All amounts expressed in thousands of S/ unless otherwise stated)

Any contingent consideration assumed by the Group with the selling party is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration is recognized in accordance with IAS 39 either in profit or loss.

Goodwill is initially measured as the excess of the acquisition cost, the fair value at the acquisition date of any interest previously acquired plus the fair value of the non-controlling interest, over the net identifiable assets acquired and liabilities and contingent liabilities assumed. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss as a bargain purchase at the time of acquisition.

For consolidating subsidiaries, balances, income and expenses from transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. If required, accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Group.

b)	Changes in ownership interests in subsidiaries without change of control -

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest, are also recorded in equity at the time of disposal.

c)	Disposal of subsidiaries -

When the Group ceases to have control over a subsidiary any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that the amount previously recognized in other comprehensive income is reclassified to profit or loss.

d)	Joint arrangements -

Contracts in which the Group and one or more of the contracting parties have joint control on the relevant joint activities are called joint arrangements.

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to have both joint ventures, as well as joint operations.

Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures. The Group investment includes identified goodwill in its acquisition.

(All amounts expressed in thousands of S/ unless otherwise stated)

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group assesses on an annual basis whether there is any objective evidence that the investment in the joint ventures and associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impairment loss in ‘share of profit or loss in associates and joint ventures under the equity method of accounting’ in the income statement.

Joint operation is a joint arrangement whereby the parties that have joint control of the arrangement, have rights to the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and expenses and its share of any asset and liability jointly held and of any revenue or expense arisen from the joint operation.

e)	Associates -

Associates are all entities over which the Group has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see above section d).

If ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss, where appropriate. The Group’s share of post-acquisition profit or loss is recognized in profit or loss, and its share of post-acquisition movements in profit or loss is recognized in other comprehensive income with a corresponding adjustment to the cost of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or assumed obligations or made payments on behalf of the associate.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in profit or loss.

Impairment losses are measured and recorded in accordance with section d) above.

2.3	Segment reporting -

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker of the Group.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Group restates the information for earlier periods unless the information is not available.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.4	Foreign currency translation -

a)	Functional and presentation currency -

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Peruvian Soles, which is the Company’s functional currency and the Group’s presentation currency. All subsidiaries, joint arrangements and associates use the Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

b)	Transactions and balances -

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Foreign exchange gains and losses of all monetary items are presented in the income statement within financial expenses and financial income.

c)	Group companies -

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows:

i)	assets and liabilities for each statement of the financial position presented are translated using the closing rate at the date of the statement of financial position;

ii)
income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the rate on the date of the transaction);

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and

iv)	all resulting exchange differences are recognized as separate components in other comprehensive income.

Goodwill and fair value adjustments arising because of the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences arising are recognized in other comprehensive income.

Exchange differences arising on loans from the Parent to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Parent and individual financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are subsequently re-classified in the income statement on the disposal of the subsidiary or debt repayment; to the extent such loans qualifying as part of the “net investment of the foreign operation”.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.5	Public services concession agreements -

Concession agreements signed between the Group and the Peruvian Government entitles the Group, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions as defined by IFRIC 12, “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset or as an intangible asset (bifurcated), as set forth below.

Under these agreements (the grantor), the government controls and regulates services provided by the Group with the infrastructure and dictates to whom it must provide them and at what price. The concession agreement establishes the obligation for the Group to return the infrastructure to the grantor at the end of the concession period or when there is an expiration event.
This feature gives the grantor control of the risks and rewards of the residual value of the assets at the end of the concession period. For this reason, the Group will not recognize the infrastructure as part of its property, plant and equipment.

The Group manages three types of concessions which accounting recognition is as follows:

a)
Recognizes a financial asset to the extent that it has a contractual right to receive cash or another financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (the financial model).

b)
Recognizes an intangible asset to the extent that the service agreement grants the Group a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15 (intangible asset model).

c)	Recognizes a financial asset and an intangible asset when the Group recovers its investment partially by a financial asset and partially by an intangible asset (the bifurcated model).

2.6	Cash and cash equivalents -

In the consolidated statement of cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated financial statements, bank overdrafts are included in the balance of financial obligations as current liabilities in the statement of financial position.

2.7	Financial assets -

2.7.1	Classification -

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, financial assets held-to-maturity, loans and account receivables and financial assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. As of the date of the financial statements, the Group has classified its financial assets in the following three categories:

(All amounts expressed in thousands of S/ unless otherwise stated)

a)	Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss are non-derivatives that are designated by the Group as at fair value upon initial recognition and are held-for-trading. They are included in current assets. The changes in their fair value are recognized in profit or loss in item “Other income and expenses, net” in the income statement.

b)	Loans and accounts receivable -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those which maturity is greater than 12 months after the statement of financial position. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade accounts receivables’, ‘accounts receivable from related parties’, ‘other accounts receivable’, ‘unbilled work in progress’ and ‘cash and cash equivalents’.

c)	Available-for-sale financial assets -

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless Management intends to dispose of them within 12 months of the date of the statement of financial position.

2.7.2	Recognition and measurement -

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in profit or loss within ‘Other income and expenses, net’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other income when the group’s right to receive payments is established.

Changes in the fair value of monetary securities classified as available for sale are recognized in other comprehensive income. When a financial asset classified as available for sale is sold or impaired, the accumulated fair value adjustments recognized in equity are reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in the income statement as part of “other income and expenses, net” when the Group’s right to receive payments is established.

2.8	Impairment of financial assets -

a)	Assets carried at amortized cost -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. If a financial asset or a group of financial assets is impaired, the impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

(All amounts expressed in thousands of S/ unless otherwise stated)

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For the loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income. If a loan or an account receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement.

b)	Assets classified as available-for-sale -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets classified and available for sale is impaired.

For debt securities, if any such evidence exist the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the income statement.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - is removed from equity and recognized in profit or loss. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

2.9	Derivative financial instruments and hedging activities -

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge).

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(All amounts expressed in thousands of S/ unless otherwise stated)

The fair values of various derivative instruments used for hedging purposes and changes in the account reserves for hedging in equity are disclosed in Note 7. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity period of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity period of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

Cash flow hedge -

The effective portion of changes in the fair value of derivatives that are designated and qualify as fair value hedges is recognized as other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place).

The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement as ‘Financial income or expenses’. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains or losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset. The deferred amounts are ultimately recognized in cost of goods sold in the case of inventory or in depreciation in the case of fixed assets. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘other (losses) gains- net’.

2.10	Trade receivables -

Trade receivables are amounts due from customers for goods or services sold by the Company’s subsidiaries. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment, except for receivables of less than one year that are stated at nominal amount which is similar to their fair values since they are short term.

2.11	Unbilled work in progress -

Unbilled work in progress comprises the estimation made by the Management of the Engineering and Construction segment related to the unbilled rights receivable for services rendered and not yet approved by the client (valuation based on the percentage of completion).

It also includes the balance of work in progress costs incurred that relates to future activities of the construction contracts (see Note 2.25 for detail on Revenue from construction activities)

2.12	Inventories -

Inventory mainly includes land, work in progress and finished properties which is assigned to the real- estate activity. It also includes material used in the construction activity. Goods and supplies correspond to goods that the Group trades as part of its IT segment. Materials and supplies used in construction activities and IT equipment are determined under the weighted average cost method.

(All amounts expressed in thousands of S/ unless otherwise stated)

Land intended to carry out real estate projects is recognized at acquisition cost. Work in progress and finished properties comprise design costs, material, labor costs, (directly attributable to the acquisition, construction and production of qualified assets), other indirect costs and general expenses related to the construction and do not include exchange differences.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The Company reviews annually whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) the first group consists of land bought for future real estate projects: these are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is made; ii) the second group consists of land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, a provision is made for impairment: and iii) the third group comprises completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is made. For the reductions in the carrying amount of these inventories to their net realizable value, a provision is made for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

Materials and other supplies are not written down below cost if the finished products in which they will be incorporated are expected to generate margin. When a decline in the price of materials indicates that the cost of the finished products exceeds net their realizable value, the materials are written down to their replacement cost.

2.13	Investment properties -

Investment properties are shown at cost less accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; if not, they are recognized as expenses when incurred.

Repair and maintenance expenses are recognized in profit and loss when they are incurred. A property’s carrying amount is written down immediately to its recoverable amount if the property’s carrying amount is greater than its estimated recoverable amount.

The cost and accumulated depreciation on disposals are eliminated from the respective accounts and the resulting gain or loss is recognized in profit or loss for the period. The depreciation of this asset is calculated under the straight-line method at a rate that is considered sufficient to absorb the property’s cost over its estimated useful life and considering its significant components with substantially different useful lives (each component is treated separately for depreciation purposes and depreciated over its individual useful life). The estimated useful life of investments properties fluctuate between 5 and 50 years.

The Group maintains only one investment property, a Shopping Mall owned by the subsidiary Viva GyM S.A. Its fair value amounted to US$16.7 million at December 31, 2015 (US$19 million at December 31, 2014). The stores in this mall are leased to third parties under operating leases.

2.14	Property, plant and equipment -

Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

(All amounts expressed in thousands of S/ unless otherwise stated)

Assets in the construction stage are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

Replacement units are major spare parts in which depreciation starts when the units are installed for use within the related asset.

Land is not depreciated. Depreciation of machinery and equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable to produce is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years

Buildings and facilities	Between 3 and 50
Machinery and equipment	Between 4 and 10
Vehicles	Between 2 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10

The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at each date of the statement of financial position. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in “Other income and expenses” in the income statement.

Non-current assets (or disposal groups) are classified as non-current assets held for sale when its carrying amount is recovered mainly through a sale operation and this sale is considered highly probable. These are estimated through the lowest carrying amount and the fair value amount less sale costs.

2.15	Intangible assets -

a)	Goodwill -

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the income statement.

Goodwill acquired in a business combination is allocated to each of the cash-generating units (CGU), or group of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to its recoverable amount, which is the higher of its value in use and its fair value less costs of disposal. Any impairment is recognized immediately as an expense in item “other income and expenses” and is not subsequently reversed.

(All amounts expressed in thousands of S/ unless otherwise stated)

b)	Trademarks -

Separately acquired trademarks are shown at historical cost. Trademarks acquired in a business combination are recognised at fair value at the acquisition date. Trademarks have an indefinite useful life.

c)	Concession rights -

The intangible asset related to the right to charge users for the services related to service concessions agreements (Note 2.5 and Note 5.b) is initially recorded at the fair value of construction or improvement services. It is amortized under the straight-line method, from the date when toll collection started using the lower of its estimated expected useful life or effective period of the concession agreement.

d)	Contractual relationships with customers -

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value, as determined based on the future cash flows expected from those relationships over an estimated period of time based on the time period those customers will remain as customers of the Group (the estimation of useful life is based on the contract terms which fluctuate between 2 and 5 years). The useful life and the impairment of these assets are individually assessed.

e)	Cost of development of wells -

Costs incurred to prepare the wells to extract the hydrocarbons associated with Block I and Block V, are capitalized as intangible assets. The Company capitalizes the development stage costs associated with preparing the wells for extraction. These costs are amortized based on the useful life of the wells (9 and 10 years for Blocks I and V, respectively), which is less than the overall period of the service contract with Perupetro.

f)	Internally generated software and development costs -

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the software product so that it will be available for use;
●	management intends to complete the software product and use or sell it;
●	there is an ability to use or sell the software product;
●	it can be demonstrated how the software product will generate probable future economic benefits;
●	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
●	the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs, such as development employee costs and an appropriate portion of relevant overhead, are capitalized as part of the software.

Other development expenditures that do not meet these recognition criteria are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives not exceeding three years.

(All amounts expressed in thousands of S/ unless otherwise stated)

g)	Rights of use of land -

Rights of use of land are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and their effective period may be extended if agreed by the parties. Amortization will begin when it becomes ready for its intended use by Management.

2.16	Impairment of non-financial assets -

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that were adjusted for impairment are reviewed for possible reversal of such impairment at each reporting date.

2.17	Trade payables -

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, except for payables of less than one year that are stated at nominal amount which is similar to their fair values since they are short term.

2.18	Other financial liabilities -

They comprise loans and bonds issued by the Group, which are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid for entering into loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

2.19	Borrowing costs -

General and specific borrowing costs directly attributable to acquisitions, construction or development of qualifying assets, which are assets that necessarily take a substantial period of time (over 12 months) to get ready for their intended use or sale, are added to the cost of those assets, until assets are substantially ready for their intended use or sale. The assets in which the Group proceeds to capitalize borrowing costs are intangible assets and inventories (Note 17 and 14). The Company suspends capitalization of a qualifying asset during periods in which active development is interrupted.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.20	Current and deferred income tax -

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in the statement of comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Management, where appropriate, establishes provisions on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax arising from the temporary differences in investments in subsidiaries, associates and interest in joint-controlled businesses is not recognized as the tax legislation in Chile, Colombia, Panama, Brazil, Bolivia, Guyana, Dominican Republic and Peru does not consider the income from dividends as a taxable item and the Group expects to recover the investment through the dividends rather than their sale.

2.21	Employee benefits -

a)	Profit sharing -

The Peruvian entities of the Group recognize a liability and an expense for statutory workers’ profit sharing under laws and regulations currently in force. Workers’ profit sharing is equivalent to 5% of the taxable income determined separately by each of the Group’s Peruvian entities, according to the income tax law currently in force. The branch based in the Dominican Republic has a similar profit sharing scheme, which rate is 10% of the taxable income. For the particular case of Chile, workers’ profit sharing is a component of remuneration (equivalent to 4.75% of the minimum annual salarie) rather than a percentage based on profit. In Brazil, Colombia and Guyana no such benefits are paid to workers. In Bolivia workers’ profit sharing is equivalent to a one-month salary and their total amount cannot exceed 25% of profits.

(All amounts expressed in thousands of S/ unless otherwise stated)

b)	Bonuses -

The Peruvian entities of the Group recognize an expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru. Statutory bonuses comprise two additional one-month salaries paid every year in July and December, respectively. According to Chilean legislation, employees receive a fixed amount in September and December. In Brazil, Colombia and Dominican Republic these benefits are not provided to employees. In Brazil, Colombia and Dominican Republic no such benefits are paid to workers. In Bolivia a statutory bonus is paid to workers that equals an additional one-month salary and settled net every December, without deductions per year of service as well as an additional one-month salary, which is dependent on the country growth to be equal or above 4.5%. In Guyana, statutory bonuses are paid once in December (equivalent to a one-month salary) and the second one is prorated on a monthly basis along the year (also equivalent to a one-month salary).

c)	Severance indemnities -

The employees’ severance payments for time of service of the Group’s Peruvian staff comprise their indemnification rights, calculated in accordance with the regulations in force, which have to be credited to the bank accounts designated by workers in May and November each year. The compensation for time of service amounts to an additional one-month’s salary effective at the date of bank deposits. In Colombia, this is 1.11 times the monthly remuneration and in Chile i is 3.8% of the monthly salary. There is no such benefit in Guyana. The Group does not have any additional payment obligation once the annual deposits are made of the amounts workers are entitled to.

d)	Vacation leave -

Annual vacation leave is recognized on an accrual and cumulative basis. Provision for the estimated obligations of annual vacations is recognized at the date of the statement of financial position and it corresponds to one month for Peruvian and Brazilian employees and fifteen days for Chilean, Dominican and Colombian employees per year. In Bolivia vacation leave depends on seniority of a worker and range from fifteen to thirty days.

e)	Pension plans -

The subsidiary CAM has in place a pension plan scheme with its workers. These commitments comprise both defined benefit and defined contribution plans. A defined benefit plan defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position with respect to the defined benefit pension plan is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Remeasurements arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.22	Other provisions -

a)	General -

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are reviewed at year – end. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the income statement as a financial expense. Provisions are not recognized for future operating losses.

Contingent obligations are disclosed for possible obligations that are not yet determined to be probable. Contingent assets are not recognized and only disclosed if it is probable that future economic benefits will flow to the Company.

b)	Provision for the closure of production wells -

Group entities recognize a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from said obligation is measured at cash flow discounted to present value, the same amount is simultaneously charged to the intangible account in the statement of financial position. Subsequently, the liability will increase in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost is depreciated based on the useful life of the related asset. When a liability is settled, the Group’s entities will recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and interest rates are recognized as an increase or decrease of the carrying amount of the obligation and related asset, according to IFRIC 1 ‘Changes in Existing Decommissioning, Restoration and Similar Liabilities’; any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the income statement.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the Group’s entities will also take into consideration if said increase corresponds to an indicator that the asset has been impaired and, if so, impairment tests are carried out, according to the guidelines of IAS 36, “Impairment of assets” (Note 2.16).

c)	Provision for periodic maintenance -

The service concession arrangement of Norvial has maintenance obligations that it must fulfill during the operation phase to maintain the infrastructure to a specific level of service at all times and to restore the infrastructure to a specified level condition before it is handed back to the grantor. The Group recognizes and measures such obligations, except for an upgrade element, in accordance with IAS 37, 'Provisions, contingent assets and liabilities. The Company apply a criteria of maintenance provision based on the use of the infrastructure, so the level of use of the road is the fact that determines the amount of the obligation over the time.

2.23	Put option arrangement -

This liability is measured by the expected cash outflows that would be required if the option is exercised discounted at the date of the financial statements. Subsequently, the financial liability is updated for changes in the expected cash outflows that would be required and the financial component for the passage of time. The effects of this update are recognized in profit or loss.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.24	Capital -

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity, as a deduction, net of taxes, of the proceeds.

Where any Group company purchases the Company’s equity shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects is included in equity attributable to the Group’s equity holders.

2.25	Revenue recognition -

Revenue is measured at the fair value of the consideration received or receivable. Revenue is stated net of sales rebates, discounts and value added taxes and after eliminating sales between Group companies.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities.

The Group’s revenue recognition policy is described as follows:

i)	Revenue from construction activities -

Revenues from construction contracts are recognized using the percentage-of-completion of the contract based on the completion of a physical proportion of the contract work considering total costs and revenues estimated at the end of the project, in accordance with IAS 11, Construction Contracts. Under the physical proportion method revenues are determined based on the proportion of actual physical completion compared to the total contract physical construction commitment.

When it is probable that the total costs of contract will be above the related revenue, the expected loss will be immediately expensed.

When the outcome of a construction contract cannot be estimated reliably, the associated revenue are recognized to the extent costs incurred are recoverable.

Revenue is billed once approval is received by the owners of the work in progress.

In the statement of financial position the Company shows the net position of each contract as an asset or a liability. A contract is considered an asset when the costs incurred plus recognized earnings less the sum of all the recognized losses and assessments exceed in-process billings; this asset is shown in the statement of financial position as “Unbilled work in progress”; otherwise they are presented as a liability within “Trade payables”.

Accounts receivable derived from work services are shown net of the advances received from customers to the extent the related contracts include settlement provisions.

A variation is an instruction by the customer for a change in the scope of the work to be performed under the contract. A variation may lead to an increase or a decrease in contract revenue. A variation is included in contract revenue when it is probable that the customer will approve the variation and the amount of revenue arising from the variation; and the amount of revenue can be reliably measured.

(All amounts expressed in thousands of S/ unless otherwise stated)

A claim is an amount that the Group seeks to collect from the customer or third party as reimbursement for costs not included in the contract price. Claims are included in contract revenue only when negotiations have reached an advanced stage such that it is probable that the customer will accept the claim; and the amount that it is probable will be accepted by the customer can be measured reliably.

ii)	Revenue from engineering, advisory, consulting services and other services -

For sales of services, revenue is recognized in the accounting period in which the services are rendered.

iii)	Sales of real-estate properties -

Revenue from sales of real estate properties is recognized in the results of the period when sales occur, that is, when the properties are delivered and the risks and rewards inherent to ownership are transferred to the buyer and the collection of the corresponding receivables is reasonably assured.

iv)	Revenue from IT services -

The sale of computer equipment includes some services to be provided in a subsequent date to the asset sale as installation and maintenance. When sales agreements include multiple elements, the amount of the revenue is attributed to each element based on their related fair values. The fair value of each element is determined based on the market price prevailing for each element when sold separately. Revenue derived from computer equipment is recognized when the related risks and rewards are transferred to the customer, which occurs upon delivery. Revenue relating to each service element is recognized as a percentage of the total services to be performed during the period of service.

v)	Interest income -

Revenue from interest is recognized on a time-proportion basis, using the effective interest method.

vi)	Dividend income -

Dividend income is recognized when the right to receive payment is established as approved at the General Shareholders’ Meeting.

vii)	Revenue for concession services -

Revenue for concession services is recognized according to its nature. Construction and restoration activities are accounted for applying the percentage-of-completion method as described above and operation and maintenance services in the accounting period when they are provided (see Note 2.5).

2.26	Construction contract costs -

Construction contract costs are recognized as an expense in the period in which they are incurred.

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the percentage-of-completion. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

(All amounts expressed in thousands of S/ unless otherwise stated)

When the outcome of a construction work cannot be estimated reliably, the revenue of the contract is recognized only up to the amount of the contractual costs incurred and that are likely to be recovered.

Changes in contract relating to the work to be performed, lawsuits and payment of incentives are included in the revenue from the contract to the extent that they have been agreed with the client and can be measured reliably.

2.27	Leases -

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit or loss of the period on a straight-line basis over the period of the lease. The Group’s major operating leases are computer and printing equipment leases and the temporary rent of the facilities in the district of Miraflores.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially assumed all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.
Each lease payment is allocated between the liability and finance charges in order to obtain a constant rate on the balance pending payment. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.28	Dividend distribution -

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.29	Significant non-operating items -

Significant non-operating items are separately shown in the financial statements when they are necessary to provide a better understanding of the Group’s financial performance. These material items are income or expenses shown separately due to the significance of their nature or amount.

2.30	New standards, amendments and interpretations -

a)	New standards, amendments and interpretations adopted by the Group in 2015

The Company has used for the first time the following IFRS and amendments to IFRS in the preparation of its financial statements for 2015:

-	IFRS annual improvements for 2010-2012 and 2011-2013 cycles.
-	Defined Benefit Plans: Employee contributions – amendment to IAS 19, ‘Employee Benefits’.

Adoption of annual improvement for the 2010-2012 and 2011-2013 cycles have only required additional minor disclosures. This improvements have not had a significant impact on the current and prior years and they are not likely to affect future periods.

(All amounts expressed in thousands of S/ unless otherwise stated)

b)	New standards and amendments and interpretations effective for the financial statements for annual periods beginning on or after January 1, 2016 not yet adopted -

-
IFRS 9, ‘Financial instruments,’ addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2015. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income and fair value through Profit and Loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in Other Comprehensive Income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.

The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. As part of the evaluation of the impact of to this standard, the Group does not expect the changes introduced by the IFRS 9 may have a material impact on the criteria and measurement of financial assets and liabilities that are currently applied by the Group.

-	IFRS 15, ‘Revenue from contracts with customers’

The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. The newly issued standard introduces a five-step process for revenue recognition, as follows: (i) identifying the contract with a customer, (ii) identifying separate performance obligation, (iii) determining the transaction price, (iv) allocate the transaction price to the separate performance obligations and (v) Recognize Revenue When (or as) Performance Obligations Are Satisfied. The application of IFRS 15 may have an effect on the timing and amount of revenue recognition as well as on the business processes, systems and internal controls that may require changes for adequately meeting the new requirements. Entities have the option of a full retrospective application and a retrospective application with additional disclosures. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group is assessing the impact of IFRS 15 application of which is not expected to have a significant impact on revenue recognition. The Company is considering transition options established for IFRS 15 and the effect on the current contracts signed with the other subsidiaries.

(All amounts expressed in thousands of S/ unless otherwise stated)

-	Amendments to IFRS 11, ‘Joint arrangements’.

The amendments to IFRS 11 clarify the accounting for the acquisition of an interest in a joint operation where the activities of the operation constitute a business. They require an investor to apply the principles of business combination accounting (NIIF 3) when it acquires an interest in a joint operation that constitutes a business. This includes: (i) measuring identifiable assets and liabilities at fair value, (ii) expensing acquisition-related costs, (iii) recognizing deferred tax, and (iv) recognizing the residual as goodwill, and testing this for impairment annually. Existing interests in the joint operation are not remeasured on acquisition of an additional interest, provided joint control is maintained. The amendments also apply when a joint operation is formed and an existing business is contributed.

-	IAS 1 “Presentation of financial statements” disclosure initiative.

The amendments to IAS 1 Presentation of Financial Statements are made in the context of the IASB’s Disclosure Initiative, which explores how financial statement disclosures can be improved. The amendments provide clarifications on a number of issues, including:

(i)
Materiality: an entity should not aggregate or disaggregate information in a manner that obscures useful information. Where items are material, sufficient information must be provided to explain the impact on the financial position or performance.

(ii)
Disaggregation and subtotals: line items specified in IAS 1 may need to be disaggregated where this is relevant to an understanding of the entity’s financial position or performance. There is also new guidance on the use of subtotals.

(iii)
OCI arising from investments accounted for under the equity method: The amendments require that the share of other comprehensive income arising from investments accounted for under the equity method is grouped based on whether the items will or will not subsequently be reclassified to profit or loss. Each group should then be presented as a single line item in the statement of other comprehensive income.

(iv)	Notes: confirmation that the notes do not need to be presented in a particular order.

-	IFRS 16 “Leases”

On January 13, 2016, IFRS 16, ‘Leases’ (IFRS 16) was issued replacing the current guidance (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related standards). IFRS 16 introduces a new definition of a lease and a new accounting model that will have a material impact on lessees. As a result of the new accounting treatment, an entity is required to recognize in the statement of financial position, at the inception of the lease, an asset for the right of use of the leased asset and a liability for the obligations to make future contractual payments. At initial recognition, the asset and liability will be measured at the present value of the minimum lease payment under contract. As a result of this change, a large number of leases classified as “operating leases” under the current standards will be shown on the face of the statement of financial position from the inception of the lease.

This new accounting model is applicable to all contracts qualifying as leases, excepted for those contracts with an effective period of less than 12 months (considering in that determination the likelihood of contract extension) and lease contracts of assets that are considered immaterial.

The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied.

(All amounts expressed in thousands of S/ unless otherwise stated)

The Group is currently evaluating the impact these standards may have on the preparation of its financial statements. There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group’s financial statements.

2.31	Reclassifications -

The Group has changed its accounting policy for the presentation of interest payments in the Statement of Cash Flows under Operating activities. Until 2014, interest payments were presented under Financing activities; the change in 2015 resulted from Management's assessment that interest payable on obtaining notes and bank borrowings are mainly related and have been used to meet working capital needs for the concession projects signed with the Peruvian Government and other major projects in the Construction segment; accordingly, the change is intended to provide the financial statements users with more relevant and consistent information by presenting interest within cash flows from operating activities considering their nature and main purpose. For comparison purposes the change in accounting policy has been applied to 2013 and 2014 figures.

Additionally, due the review of the provisional allocation of the purchase price in business combination transactions some assets and liabilities of 2014 figures were adjusted (note 32-a).

3	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks, and carries out periodic supervision and monitoring.

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks -

i)	Foreign exchange risk -

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2015 and 2014, this exposure is mainly concentrated in fluctuations of the U.S. dollar, Chilean and Colombian Pesos. The foreign exchange risk of the investments in Brazil, Bolivia, Panama and Dominican Republic are not significant due their level of operations.

As of December 31, 2015, the consolidated statement of financial position includes assets and liabilities in foreign currency (mainly in U.S.dollar) equivalent to S/1,659 million and S/2,404 million, respectively (S/1,316 million and S/1,677 million, respectively, as of December 31, 2014) equivalent to US$486.7 million and US$704.5 million respectively (US$455.5 million and US$580 million, respectively as of December, 2014).

During 2015, the Peruvian Sol the Chilean and Colombian Pesos have been exposed against the U.S. dollar. The Group’s exchange gains and losses for 2015 amounted to S/427.2 million and S/510.1 million, respectively (S/357.3 million and S/401.6 million, respectively in 2014, and S/431 million and S/501 million, respectively in 2013).

(All amounts expressed in thousands of S/ unless otherwise stated)

If, at December 31, 2015, the Peruvian Sol and the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all variables held constant, the pre-tax profit for the year would have increased/decreased by S/1.7 million (S/0.9 million in 2014 and S/1.4 million in 2013).

As of December 31, 2015, the consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. Their financial position include assets and liabilities in functional currency equivalent to Ch$85,238 million and Ch$80,378 million, respectively (Ch$109,187 million and Ch$62,163 million, respectively as of December, 2014), Col$265,370 million and Col$309,446 million respectively (Col$189,649 million and Col$149,150 million, respectively as of December, 2014), b$61.4 million and b$92.6 million respectively (b$0.1 million and b$0.2 million, respectively as of December, 2014). At the end of 2015, the Group does not maintain records in reales (R$20.1 million and R$7.1 million respectively, as of December, 2014).

The Group´s foreign exchange translation adjustment for 2015 amounted to S/44.6 million (S/20.5 million in 2014 and S/1.1 million in 2013).

ii)	Price risk -

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk -

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings in fixed rate instruments; 72.7% of total debt in 2015 (97% in 2014) was contracted at fixed rates and 27.3% at variable rates (3% in 2014), which is comprised of a 23.6% rate plus VAC (adjusted for inflation) and the remaining 3.7% at variable rate.

The debt subject to rate + VAC is the interest rate on a bond issued in Peruvian soles to finance the Metro Line 1 Project (GyM Ferrovías). Any increase in the interest rate resulting from higher inflation will have no significant impact on the Group’s profit because these revenues are also adjusted for inflation.

During 2015 and 2014 the Group’s borrowings at variable rates are denominated in Peruvian Soles and U.S. dollars and the Group’s policy is to manage their cash flow risk by using interest-rate swaps, which are recognized under hedge accounting. The increase or decrease of 5% in interest rate would not have a material effect on the Group’s results. There was no material ineffectiveness on cash flow hedges occurred in fiscal years 2015 and 2014.

b)	Credit risk -

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

For accounts receivable, Management of each of the Group’s companies evaluates the credit quality of the client taking into consideration its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the board. The utilization of credit limits is regularly monitored.

(All amounts expressed in thousands of S/ unless otherwise stated)

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

No credit limits were exceeded during the reporting period, and Management does not expect the Group to incur any losses from performance by these counterparties.

c)	Liquidity risk -

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. In this sense, the Group has no significant liquidity risks given the fact that historically its cash flows have enabled it to maintain sufficient cash to meet its obligations.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities (Note 18), so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The following table analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	From 1 to	From 2 to	Over
	year	2 years	5 years	5 years	Total

At December 31, 2014
Other financial liabilities (except
for finance leases)	1,318,817	72,696	56,206	-	1,447,719
Finance leases	138,988	92,242	122,378	11,224	364,832
Trade accounts payables	1,177,581	3,779	-	-	1,181,360
Accounts payables to related parties	83,027	-	-	-	83,027
Other accounts payables	77,213	31,352	146,278	-	254,843
Other non-financial liabilities	-	2,999	-	-	2,999
	2,795,626	203,068	324,862	11,224	3,334,780

At December 31, 2015
Other financial liabilities (except
for finance leases)	1,102,855	181,729	223,713	-	1,508,297
Finance leases	157,957	118,311	42,513	10,431	329,212
Bonds	69,823	82,916	217,418	1,445,187	1,815,344
Trade accounts payables	1,635,760	-	-	-	1,635,760
Accounts payables to related parties	77,830	19,728	-	408	97,966
Other accounts payables	181,113	36,456	121,678	-	339,247
Other non-financial liabilities	-	2,331	-	-	2,331
	3,225,338	441,471	605,322	1,456,026	5,728,157

(All amounts expressed in thousands of S/ unless otherwise stated)

3.2	Capital management -

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2015, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70.

As of December 31, the gearing ratio was as follows:

	2014	2015

Total financial liabilities	1,751,579	2,575,447
Less: Cash and cash equivalents	(818,402)	(554,002)
Net debt	933,177	2,021,445
Total equity	3,173,707	3,183,045
Total capital	4,106,884	5,204,490

Gearing ratio	0.23	0.39

3.3	Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

(All amounts expressed in thousands of S/ unless otherwise stated)

The following table presents the financial assets and liabilities of the Group measured at fair value at December 31, 2014 and 2015:

	Level 1	Level 2	Level 3	Total

At December 31, 2014

Financial assets
Financial assets at fair value through profit or loss:
- Mutual funds	18,724	-	-	18,724
Derivatives used for hedging	-	2,999	-	2,999
Available-for-sale financial assets:
- TGP S.A. investment (i)	-	-	93,144	93,144

Financial liabilities
Financial liabilities at fair value through profit or loss:
- Put option (ii)	-	-	113,829	113,829

At December 31, 2015

Financial assets
Financial assets at fair value through profit or loss:
- Mutual funds	10,104	-	-	10,104
Derivatives used for hedging	-	2,331	-	2,331
Available-for-sale financial assets:
- TGP S.A. investment (i)	-	-	120,134	120,134

Financial liabilities
Financial liabilities at fair value through profit or loss:
- Put option (ii)	-	-	111,349	111,349

There were no transfers between levels 1 and 2 during the year.

Financial instruments in level 3 -

i)
The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as available-for-sale financial asset was based on observable inputs in the market and unobservable inputs. The Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 9).

The following table shows the changes in fair value by the investment held in Transportadora de Gas del Perú S.A. (TGP) for the years ended December 31, 2014 and 2015:

	2014	2015

Opening balance	88,333	93,144
Gains recognised in the period	4,811	26,990
Closing balance	93,144	120,134

ii)
The fair value of the liability for put option was determined on the basis of the discounted cash flows (EBITDA) over a period of three years. The discount rate is a risk-free rate available to comparable market participants (FED rates). The information used to determine the fair value of this put option corresponds to Level 3 (Note 21).

(All amounts expressed in thousands of S/ unless otherwise stated)

The following table shows the changes in fair value generated from the put option liability for the years ended December 31, 2014 and 2015:

	2014	2015

Opening balance	-	113,829
Additions	113,829
Gains recognised in the period	-	(2,480)
Closing balance	113,829	111,349

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 18-c) and Note 19, has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1	Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)	Estimated impairment of goodwill and other intangible assets with indefinite useful life -

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life have suffered any impairment, in accordance with the policy described in Note 2.15-a). For this purpose, goodwill is attributed to the different CGUs to which it relates while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the CGUs and of other intangible assets with indefinite useful life have been determined based on the higher of their value-in-use and fair value less costs to sale. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including the preparation of future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

If the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors the fair value of business units might decrease. If management determines the factors that reduce the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of the business units and, therefore, goodwill as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may cause their write-down to be necessary.

Based on the impairment tests performed by Group Management, no goodwill nor intangible (trademarks) impairment losses were required to be recognized because the recoverable amount of the CGUs subject to testing was substantially higher than their related carrying amounts.

The most significant assumptions are revenue, gross margin, growth rate and discount rate which are included in Note 17.

(All amounts expressed in thousands of S/ unless otherwise stated)

At December 31, 2015 and 2014 the Group has performed a sensitivity analysis increasing or decreasing those assumptions by a 10%, with all the other variables held constant, as follows:

	Difference between recoverble amount and carrying amounts
Goodwill	2015		2014

Gross margin:	-10%	+10%	-10%	+10%
Mining construction services	68.69%)	184.39%	37.86%)	151.26%)
Engineering and construction	(17.96%)	30.43%	22.72%)	70.93%)
Electromechanical	159.40%)	240.58%	38.42%)	105.92%)
IT equipment and services	92.38%)	98.22%	(2.63%)	30.12%)
Telecommunication services	205.49%)	619.81%	156.17%)	280.58%)

Discount rate:	-10%	+10%	-10%	+10%
Mining construction services	116.77%)	136.90%	123.73%)	64.31%)
Engineering and construction	(8.77%)	26.15%	68.06%)	30.29%)
Electromechanical	234.27%)	172.83%	95.54%)	48.78%)
IT equipment and services	132.94%)	98.22%	1.14%)	25.88%)
Telecommunication services	468.23%)	367.15%	231.18%)	199.01%)

Trademarks
Revenue:	-10%	+10%	-10%	+10%
Morelco	46.23%)	78.73%	-	-
VyV-DSD	32.87%)	47.60%	19.19%	29.12%)

Discount rate:	-10%	+10%	-10%	+10%
Morelco	89.07%)	42.12%	-	-
VyV-DSD	61.96%)	23.43%	27.16%	8.97%)

As a result of the sensitivity analysis fair value of goodwill and trademarks was found to be never below their related carrying amounts; and therefore, they are not impaired.

b)	Income taxes -

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Company seeks legal tax counsel’s advice before making any decision on tax matters. Although Management considers its estimates to be prudent and appropriate, differences of interpretation may arise with Tax Authorities (mainly Peruvian, Chilean and Colombian Authorities) which may require future tax adjustments.

Deferred tax assets and liabilities are calculated by taking the temporary differences of the tax basis of assets and liabilities and the financial statement basis using the tax rates in effect for each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred tax assets and liabilities. This change will be recognized in income in the period the change takes effect.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as historical data, projected income, current operations and tax planning strategies. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The maximum exposure of the Group related to tax contingencies amounts to S/37.9 million.

(All amounts expressed in thousands of S/ unless otherwise stated)

c)	Percentage of completion revenue recognition -

Revenue from construction contracts is recognized under the percentage-of-completion method which requires the final margin from construction contracts to be estimated. Projections of these margins are performed by Management based on work execution budgets and adjusted periodically based on updated information reflecting the actual performance of work.  In this regard, Management considers that the estimates made at the year-end closing are reasonable. When unapproved change orders occur, revenue is recognized equal to costs incurred (no profit component recognized) until the additional work is approved.

Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed. Contract costs are recognized as cost of sales in the income statement in the accounting period in which the work to which they relate is performed. However, any expected and probable excess of total contract costs over total contract revenue for the contract is expensed immediately. Furthermore, any changes in contract estimates are recognized as a change in accounting estimates and recognized in the period the change is made and in future periods as applicable. In certain construction contracts, the terms of these agreements allow for an amount to be withheld by the customers until construction has been completed. Under these contracts the full amount may not be recognized until the next operating cycle. As of December 31, 2015, 2014 and 2013, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2013	2014	2015

Sales	3,820,393	4,749,159	5,513,655
Gross profit	465,973	412,771	203,652
%	12.20	8.69	3.69
Plus 10%	13.42	9.56	4.06
Increase in pre-tax profit	46,597	41,249	20,198
	512,570	454,020	223,850

Less 10%	10.98	7.82	3.32
Decrease in pre-tax profit	(46,597)	(41,249)	(20,198)
	419,376	371,522	183,454

d)	Provision for well closure costs -

The Group estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the statement of financial position. The discount pre-tax rate used for the present value calculation was 2.09% based on the 7 year bond rate as of December, 2015 (2.17% based on the 10 year bond rate as of December, 2014).

At December 31, 2015 the present value of the estimated provision for closure activities for 78 wells amounted to S/7.3 million (S/7.2 million as of December 31, 2014 for closure activities for 78 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the obligations originally estimated (Note 17).

If, at December 31, 2015 and 2014, the estimated rate would have increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would have not been significant.

During 2015, the Company recorded a provision amounting to S/0.1 million to reflect the estimated obligation to close productive wells included in the service agreements for Blocks I and V (S/2.7 million in 2014).  The provision for blocks III and IV at December 31, 2015 is nil because at year - end 2015 there is no available information regarding well numbers requiring to be closed.

(All amounts expressed in thousands of S/ unless otherwise stated)

4.2	Critical judgments in applying the entity’s accounting policies

Consolidation of entities in which the Group holds less than 50% -

The Company owns some direct and indirect subsidiaries of which the Group has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real-estate business owned through Viva GyM S.A., where even though the Group holds interest between 30% and 50%, has the power to affect the relevant activities that impact the subsidiaries’ returns. Additionally, the Group owns de facto control of Promotora Larcomar S.A. on which owns 46.55% of equity interest considering the fact that the ownership of the 53.45% is disperse.

5	INTERESTS IN OTHER ENTITIES

The consolidated financial statements of the Group include the accounts of the Company and of its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their joint operations partners (Note 2.2-d).

a)	Principal subsidiaries -

The following chart shows the principal direct and indirect subsidiaries allocated by operating segment (Note 6):

Name	Country	Economic activity

Engineering and Construction:

GyM S.A.	Peru and Dominican Republic	Civil construction, electro-mechanic assembly, buildings, management and implementing housing development projects and other related services.

Stracon GyM S.A.	Peru and Panama
Mining contracting activities, providing mining services and carrying out drilling, demolition and any other activity related to construction and electromechanics;
services in the power sector, as well as mining operations.

GyM Chile S.p.A.	Chile	Electromechanical assemblies and services to energy, oil, gas and mining sector.

V y V - DSD S.A. (*)	Chile	Electromechanical assemblies and services.

Develop activities related to the construction of engineering projects, civil construction projects and electromechanical assemblies, as well as architectural design and installations in general. Construction and electromechanical assemblies and services in the areas of energy, oil and gas and mining.

GMI S.A.	Peru	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S	Colombia and Ecuador	Providing construction and assembly services, supplying equipment and material to design, build, assemble, operate and maintain all types of mechanical engineering, instrumentation and civil work.

(All amounts expressed in thousands of S/ unless otherwise stated)

Name	Country	Economic activity

Infrastructure:

GMP S.A.	Peru	Concession of services for treating and selling oil, natural gas and by-products as well as for storing and dispatching fuel extracted from demonstrated feasible fields.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco – Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Concession for constructing, operating and maintaining the supply system of compressed natural gas in certain provinces of Peru.

GyM Ferrovías S.A.	Peru	Concession for operating the Lima Metro transportation system.

Survial S.A.	Peru	Concession for constructing, operating and maintaining the Section 1 of the “Southern Inter-oceanic” road.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancón - Huacho - Pativilca” section of the Panamericana Norte road.

Concesión Canchaque S.A.	Peru	Concession for operating and maintaining the Buenos Aires - Canchaque road.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la República in Lima.

Real estate:

VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Technical services:

GMD S.A.	Peru	Information technology services.

Gestión de Servicios Digitales S.A.	Peru	Information technology services.

CAM Holding S.p,A.	Chile, Brazil and Colombia	Electric and technological services for the power industry.

Concar S.A.	Peru	Operating and maintaining roads under concession.

Coasin Instalaciones Ltda.	Chile	Installing and maintaining network and equipment for telecommunications.

Parent company operation:

Generadora Arabesco S.A.	Peru	Implementing projects related to electric power-generating activities.

Larcomar S.A.	Peru	Exploiting land right to use the Larcomar Shopping Center.

Promotora Larcomar S.A.	Peru	Building a hotel complex on a plot of land located in the district of Miraflores.

(All amounts expressed in thousands of S/ unless otherwise stated)

Name	Country	Economic activity

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and selling office facilities in Peru.

Negocios del Gas S.A.	Peru	Construction, operation and maintenance of the pipeline system to transport natural gas and liquids of natural gas.

(*)
The subsidiaries Ingeniería y Construcción, Vial y Vives S.A., DSD Construcciones y Montajes S.A. and GyM Minería S.A. (all from Chile) merged and combined in July 2014, The merged entity’s name is V y V – DSD S.A.

The following are the Group’s subsidiaries and related interests at December 31, 2015:

				Percentage of
	Percentage of	Percentage of	Percentage of	ordinary shares
	ordinary shares	ordinary shares	ordinary shares	held by non-
	directly held by	held by	held by	controlling
	Parent (%)	Subsidiaries (%)	the Group (%)	interests (%)

Engineering and Construction:
GyM S.A.	98.23%	-	98.23%	1.77%
- GyM S.A. subsidiarias	-	82.49%	82.49%	17.51%
Stracon GyM S.A.	-	87.59%	87.59%	12.41%
GyM Chile SpA	-	99.99%	99.99%	0.01%
V y V – DSD S.A.	-	80.79%	80.79%	19.21%
GMI S.A.	89.41%	-	89.41%	10.59%
Morelco S.A.S.	-	70.00%	70.00%	30.00%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural Comprimido
Andino S.A.C	-	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	-	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	-	99.98%	0.02%

Real Estate:
Viva GyM S.A.	60.62%	38.97%	99.59%	0.41%
- Viva GyM S.A. subsidiarias	-	53.81%	53.81%	46.19%

Services:
GMD S.A.	89.37%	-	89.37%	10.63%
Cam Holding S.p.A.	100.00%	-	100.00%	-
Concar S.A.	99.81%	-	99.81%	0.19%
Gestión de Servicios Digitales S.A.	-	100.00%	100.00%	-
Coasin Instalaciones Ltda.	-	100.00%	100.00%	-
CAM Servicios Perú	73.16%	-	73.16%	26.84%

Parent company operations:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Promotores Asociados de
Inmobiliarias S.A.	99.99%	-	99.99%	0.01%
Negocios del Gas S.A.	99.99%	-	99.99%	0.01%
Agenera S.A.	99.00%	-	99.00%	1.00%
GYM Colombia S.A.	66.20%	33.80%	100.00%	-

On November 17, 2015, Cam Holding S.p.A. sold 100% of its shares in Cam Brasil Multiservicos S.A., for US$300 thousands (S/1 million); as a result, a loss of S/8.3 million was recorded, which is shown in the statement of income, within “Profit /(loss) from sale of investments” (a cash balance of S/0.98 million was presented net of the cash received for the sale of this investment, in the cash flow statement).

(All amounts expressed in thousands of S/ unless otherwise stated)

In September 2015 the Company formed a subsidiary called Negocios del Gas S.A. with a capital contribution of US$118 million (S/392 million) for the purpose of providing services in the energy industry (note 15.a-i)

The following are the Group’s subsidiaries and related interests at December 31, 2014:

				Percentage of
	Percentage of	Percentage of	Percentage of	ordinary shares
	ordinary shares	ordinary shares	ordinary shares	held by non-
	directly held by	held by	held by	controlling
	Parent (%)	Subsidiaries (%)	the Group (%)	interests (%)

Engineering and Construction:
GyM S.A.	98.23%	-	98.23%	1.77%
- GyM S.A. subsidiarias	-	84.04%	84.04%	15.96%
Stracon GyM S.A.	-	87.64%	87.64%	12.36%
GyM Chile SpA	-	99.99%	99.99%	0.01%
V y V – DSD S.A.	-	82.04%	82.04%	17.96%
GMI S.A.	89.41%	-	89.41%	10.59%
Morelco S.A.S.	-	70.00%	70.00%	30.00%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural Comprimido
Andino S.A.C	-	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	-	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	-	99.98%	0.02%

Real Estate:
Viva GyM S.A.	60.62%	38.97%	99.59%	0.41%
- Viva GyM S.A. subsidiarias	-	54.88%	54.88%	45.12%

Services:
GMD S.A.	89.15%	-	89.15%	10.85%
Cam Holding S.p.A.	100.00%	-	100.00%	-
Concar S.A.	99.74%	-	99.74%	0.26%
Gestión de Servicios Digitales S.A.	-	100.00%	100.00%	-
Coasin Instalaciones Ltda.	-	100.00%	100.00%	-

Parent company operations:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	42.80%	-	42.80%	57.20%
Promotores Asociados de Inmobiliarias S.A.	99.99%	-	99.99%	0.01%
Agenera S.A.	99.00%	-	99.00%	1.00%
GYM Colombia S.A.	100.00%	-	100.00%	-%

In December 2014, the Group through its subsidiary GyM S.A. acquired control over Morelco S.A.S. for a consideration amounting to US$87.5 million (equivalent to S/258.6 million).

In March 2014, the Group through its subsidiary CAM Chile S.A. acquired control of Coasin Instalaciones Ltda. (hereinafter Coasin) for a consideration amounting to US$2.1 million (equivalent to S/6.4 million).

In August 2013, the Group, through some of its subsidiaries (GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p A.), acquired the control of DSD Construcciones y Montajes S.A. for a construction of US$37.2 million (equivalent to S/103.9 million).

The details of these transactions and their resulting accounting impact are disclosed in Note 32.

(All amounts expressed in thousands of S/ unless otherwise stated)

All investments in subsidiaries have been included in the consolidation. The percentage of voting rights in those subsidiaries is directly held by Parent Company and do not significantly differ from the percentage of shares held. There are no restriction to the access to and use of the Group’s assets and liabilities.

The following are the Group’s subsidiaries and related non-controlling interests at December 31:

	2014	2015

Viva GyM S.A. and subsidiaries	191,826	214,260
Viva GyM S.A.	8,414	1,481
GyM S.A. and subsidiaries	141,446	148,198
GyM S.A.	18,953	12,329
Norvial S.A.	41,820	52,993
CAM Holding S.p.A.	24,137	27,652
GMP S.A.	18,204	21,110
GyM Ferrovias S.A.	19,878	26,043
Promotora Larcomar S.A.	9,697	13,609
Others	8,155	10,814
	482,530	528,489

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GYM S.A.		GyM S.A.		Norvial S.A.
	At December 31,		At December 31,		At December 31,
	2014	2015	2014	2015	2014	2015
Current:
Assets	760,815	1,109,270	2,611,130	3,140,222	6,092	43,513
Current liabilities, net	(266,576)	(555,148)	(2,443,061)	(2,809,890)	(109,134)	(79,634)
	494,239	554,122	168,069	330,332	(103,042)	(36,121)
Non-current:
Assets	117,352	91,677	1,232,781	1,144,066	230,401	377,392
Liabilities	(138,880)	(159,583)	(445,242)	(628,670)	(633)	(180,686)
Total non-current net assets
(liabilities), net	(21,528)	(67,906)	787,539	515,396	229,768	196,706
Net assets	472,711	486,216	955,608	845,728	126,726	160,585

Summarized statement of income (P&L)

	Viva GYM S.A.			GyM S.A.			Norvial S.A.
	At December 31,			At December 31,			At December 31,
	2013	2014	2015	2013	2014	2015	2013	2014	2015

Revenue	313,731	224,560	215,764	3,904,101	4,861,362	5,672,856	92,252	178,170	246,231

Pre-tax profit	80,467	37,967	36,985	350,687	239,597	(41,874)	40,341	41,998	54,470
Income tax	(21,427)	(11,452)	(7,649)	(105,674)	(54,657)	(23,395)	(10,245)	(10,908)	(13,611)
Post-tax profit	59,040)	26,515	29,336	245,013	184,940	(65,269)	30,096	31,090	40,859
Other comprehensive
Income	-	(25)	-	(1,240)	(26,199)	(45,370)	-	-	-
Total comprehensive
income	59,040	26,490	29,336	243,773	158,741	(110,639)	30,096	31,090	40.859

(All amounts expressed in thousands of S/ unless otherwise stated)

Summarized statement of cash flows

	Viva GYM S.A.			GyM S.A.			Norvial S.A.
	At December 31,			At December 31,			At December 31,
	2013	2014	2015	2013	2014	2015	2013	2014	2015

Cash flows from operating
activities (used), net	(52,174)	9,916	(68,360)	49,708	147,249	(301,676)	37,192	(30,858)	(111,423)
Cash flows from investing
activities (used), net	(4,854)	(39,351)	23,865	(122,020)	(208,314)	8,496	(96)	(32)	-
Cash flows from financing
activities (used), net	27,050	40,677	64,686	(86,237)	79,432	176,984	(30,917)	17,262	144,199
Increase (decrease) in cash
And cash equivalents, net	(29,978)	11,242	20,191	(158,549)	18,367	(115,101)	6,179	(13,628)	32,776
Cash and cash equivalents
and overdrafts at the
beginning of the year	73,004	43,026	54,268	422,901	264,353	282,721	12,949	19,128	5,500
Cash and cash equivalents
at the end of the year	43,026	54,268	74,459	264,352	282,720	167,620	19,128	5,500	38,276

The information above is the amount before inter-company eliminations.

b)	Public services concessions -

The Group acts as concessionaire in various public services concessions. When applicable, revenue attributable to the construction or restoration of infrastructure has been accounted for by applying the models set forth in Note 2.5 (financial asset, intangible asset and bifurcated model). The concessions of the Group are described as follows:

(All amounts expressed in thousands of S/ unless otherwise stated)

Name of			Returnable		Ordinary	Concession	Accounting
concession	Description	Investment	assets	Consideration	shares held	termination	model

Survial S.A.	The Company operates and maintains	US$98.9 million	Infraestructure is returned	Transaction secured by	99.9%	2032	Financial asset
	a 750 km road from the San Juan de		to the grantor at the end of	the Peruvian Government
	Marcona port to Urcos, Peru, which is		concession agreement	involving from annual
	connected to an interoceanic road.			payments for the
	The road has five toll stations and			maintenance and operation
	three weigh stations.			of the road, which is in
charge of the Peruvian
Ministry of Transport and
Communications (MTC).

Canchaque S.A.C.	Under the Canchaque concession,	US$26.1 million	Infraestructure is returned	Transaction secured by	99.96%	2021	Financial asset
	the Company operates and periodically		to the grantor at the end of	the Peruvian Government
	maintains a 78 km road from the towns of		concession agreement	regardless the traffic
	Buenos Aires to Canchaque, in Peru			volume.
	The road has one toll station.			Revenue is secured by
an annual minimum
amount of US$0.3 million.

La Chira S.A.	Designing, financing, constructing,	S/250 million	Infraestructure is returned	Transaction secured by	50.00%	2036	Financial asset
	operating and maintening project	(estimated)	to the grantor at the end of	the Peruvian Government
	called “Planta de Tratamiento de Aguas		concession agreement	consisting of annual payment settled by Sedapal S.A.
Residuales y Emisario Submarino La Chira”.
The Project will treat approximately 25%
of waste waters in Lima.

GyM Ferrovías S.A.	Concession for the operation of Line 1	S/548.8 million	Infraestructure is returned	Transaction secured by	75.00%	2041	Financial asset
	of the Lima Metro, Peru’s only urban		to the grantor at the end of	the Peruvian Government
	railway system.		concession agreement	involving a quarterly
	The obligations under the contract include			payment received from MTC based on km travelled per train
(i) the operation and maintenance of the
	five existing trains, (ii) the operation and			.
maintenance and the acquisition of 19
trains on behalf of the Peruvian
government and (iii) the design and
construction of the railway maintenance
and repair yard.

Transportadora de	Concession to design, finance, build,	US$14.4 million	Infraestructure is returned	Transaction secured by	99.93%	2023	Financial asset
Gas Natural	maintain and operate the system supply	(estimated)	to the grantor at the end of	the Peruvian Government		With option
Comprimido Andino	of compressed natural gas in Jauja,		concession agreement	involving a monthly		of extension
S.A.C.	Huancayo, Huancavelica, Huamanga,			remuneration corresponding		to 20
	Huanta, Andahuaylas, Abancay,			to investment, maintenance		additional
	Cusco, Juliaca and Puno.			and operation costs.		years

(All amounts expressed in thousands of S/ unless otherwise stated)

Name of			Returnable		Ordinary	Concession	Accounting
concession	Description	Investment	assets	Consideration	shares held	termination	model

Norvial S.A.	The Company operates and maintains	US$152 million	Infrastructure is returned	From users (self-financed	67.00%	2028	Intangible
	part of the only highway that connects	(estimated)	to the grantor at the end of	concession; revenue is
	Lima to the northwest of Peru.		concession agreement	derived from collection of
	This 183 km road known as Red Vial 5			tolls).
runs from the cities of Ancón to Pativilca
and has three toll stations.

Vía Expresa Sur S.A.	The Company obtained the concession	US$196.8 million	Infraestructure is returned	Contract give the right	99.98%	2053	Bifurcated
	for designing, financing, building,	(estimated)	to the grantor at the end of	of collection from users; however
	operating and maintaining the		concession agreement	the Peruvian government
	infrastructure associated with the Vía			shall pay the difference
	Expresa Sur Project.			when the operating
	This project involves the second stage			revenue obtained
	expansion of the Via Expresa - Paseo			is below US$18 million
	de la República,between Av. República			during the first two years
	de Panamá and and Panamericana			and below US$19.7 million
	highway.			from the third year to the
fifteenth year of the effective
period of the financing,
with a ceiling of US$10
million.

(All amounts expressed in thousands of S/ unless otherwise stated)

c)	Principal Joint Operations -

As of December 31, 2015, the Group participated in 65 Joint Operations in association with third parties (47 at December 31, 2014). The following table contains the principal Joint Operations in which the Group takes part:

	Percentage of interest
Joint Operations	2014	2015

Graña y Montero S.A.A.
- Concesionaria la Chira S.A.	50.00%	50.00%

GyM S.A.
- Consorcio Constructor Alto Cayma	50.00%	50.00%
- Consorcio Rio Pallca – Huanza	40.00%	40.00%
- Consorcio Alto Cayma	49.00%	49.00%
- Consorcio Vial Ayacucho	50.00%	50.00%
- Consorcio Lima Actividades Comerciales	50.00%	50.00%
- Consorcio GyM – COSAPI	50.00%	50.00%
- Consorcio Atocongo	40.00%	40.00%
- Consorcio Norte Pachacutec	49.00%	49.00%
- Consorcio La Chira	50.00%	50.00%
- Consorcio Río Urubamba	50.00%	60.00%
- Consorcio Vial Quinua	46.00%	46.00%
- Consorcio Rio Mantaro	50.00%	50.00%
- Consorcio GyM – CONCIVILES	66.70%	66.70%
- Consorcio Toromocho	55.00%	55.00%
- Consorcio Construcciones y Montajes CCN	25.00%	25.00%
- Consorcio CGB	50.00%	50.00%
- Consorcio HV GyM	50.00%	50.00%
- Consorcio Stracon Motta Engil JV	50.00%	50.00%
- Consorcio Huacho Pativilca	67.00%	67.00%
- Consorcio Constructor Chavimochic	26.50%	26.50%
- Consorcio Constructor Ductos del Sur	-	29.00%
- Consorcio Italo Peruano	-	48.00%
- Consorcio Incolur	-	50.00%
- Consorcio Menegua	-	50.00%
- Consorcio Energía y Vapor	-	50.00%

GMP S.A.
- Consorcio Terminales	50.00%	50.00%
- Terminales del Perú	50.00%	50.00%

CONCAR S.A.
- Consorcio Ancón-Pativilca	50.10%	67.00%
- Consorcio Peruano de Conservación	50.00%	50.00%
- Consorcio Manperán	-	67.00%

(All amounts expressed in thousands of S/ unless otherwise stated)

	Percentage of interest
Joint Operations	2014	2015

GMD S.A.
- Consorcio Cosapi-Data – GMD S.A.	70.00%	70.00%
- Consorcio The Louis Berger Group Inc. - GMD	66.45%	66.45%
- Consorcio Procesos digitales	43.65%	43.65%
- Consorcio GMD S.A. – Indra S.A.	50.00%	50.00%
- Consorcio Fábrica de Software	50.00%	50.00%
- Consorcio Gestión de Procesos Electorales (ONPE)	50.00%	50.00%
- Consorcio Lima Actividades Sur	50.00%	50.00%
- Consorcio Latino de Actividades Comerciales de
Clientes Especiales	-	50.00%
- Consorcio Latino de Actividades Comerciales	-	75.00%
- Consorcio Gestión de Procesos Junta de Gobernadores	-	45.00%
- Consorcio Soluciones Digitales	-	38.00%
- Consorcio de Gestión de Información	-	56.00%

Viva GyM S.A.
- Consorcio Panorama	-	35.00%

Cam Holding S.p.A.
- Consorcio Mecam	50.00%	50.00%
- Consorcio Seringel	50.00%	50.00%

All of the joint arrangements listed above operate in Peru, Chile and Colombia.

The description of the main activities of the joint arrangements is as follows:

Joint arrangements in	Economic activity

Graña y Montero S.A.A.
Construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	The activities of the joint operations in each of the divisions are:

Civil works division: construction in general in the energy, mining, infrastructure, industry.

Electromechanical Division: assembly, installation and supply of materials and / or electromechanical equipment and laying of transmission lines.

Building division: building houses, offices and commercial premises.

Services division: mining services.

GMP S.A.
Consorcio Terminales and Terminales del Peru provide services for reception, storing, shipping and transportation for liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

(All amounts expressed in thousands of S/ unless otherwise stated)

Joint arrangements in	Economic activity

CONCAR S.A.	Joint operations Concar provides rehabilitation service, routine and periodic maintenance of the road, further provides conservation services and supervision.

GMD S.A.	Outsourcing service of online BPO processes (Business Process Outsourcing).

Viva GyM S.A.	Construction of a five-star hotel with a convention center, a business center and entertainment center.

CAM Holding S.p.A.	Execution of outsourcing services to the electric power sector.

The Group’s consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

6	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager.  This Committee is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) technical services.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’.  However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile, Brazil, Panama, Dominican Republic, Colombia, Bolivia and Guyana) comprise 27.1% of the Group’s total revenue in 2015 (19.9% in 2014 and 10.9% in 2013).

Inter-segmental sales transactions are carried out at arm’s length.  Revenues from external customers reported to the Corporate General Management are measured in a manner consistent with the preparation basis of the financial statements.

Group sales and receivables are not concentrated in a few customers.

The following segments set forth the principal activities of the Group:

a)
Engineering and construction: This segment includes: (i) engineering, from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services; (ii) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (iii) electro mechanic construction, such as concentrator plants, oil and natural gas pipelines, and transmission lines; (iv) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers and industrial facilities; (v) contract mining, such as earthworks, blasting, loading and hauling ore.

b)
Infrastructure: The Group has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a waste water treatment plant in Lima, multiple fuel storage facilities, four producing oil fields, and a gas processing plant.

(All amounts expressed in thousands of S/ unless otherwise stated)

c)
Real Estate: The Group develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, to a lesser extent, office and commercial space.

d)
Technical Services: The Group provides: (i) operation and maintenance services for infrastructure assets; (ii) information technology (IT) services, including IT outsourcing, systems integration, application outsourcing and business process outsourcing services; and (iii) electricity networks services (maintenance) in telecommunications.

e)	Parent Company Operation corresponds to the services which the Holding company provides, managing, logistics and accounting services, among others, to the different related entities of the Group.

Below are shown the financial statements of the Group according to its operating segments:

(All amounts expressed in thousands of S/ unless otherwise stated)

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2014
Assets.-
Cash and cash equivalents	285,367	54,085	53,312	51,522	8,407	54,268	134,678	176,763	-	818,402
Financial asset at fair value through profit or loss	5,601	-	-	-	-	-	-	-	-	5,601
Trade accounts receivables	581,150	35,201	46,598	71,817	-	57,584	292,160	34	-	1,084,544
Unbilled work in progress	1,145,412	1,414	-	-	14,972	-	-	-	-	1,161,798
Accounts receivable from related parties	121,989	6,723	-	216	-	6,561	65,242	371,765	(473,435)	99,061
Other accounts receivable	389,805	10,781	9,042	29,515	3,154	11,409	63,797	66,414	1,058	584,975
Inventories	126,293	7,921	-	13,909	-	630,758	55,601	486	(1,398)	833,570
Prepaid expenses	11,483	891	822	6,056	407	235	5,120	1,424	-	26,438
Non-current assets classified as held for sale	9,513	-	-	-	-	-	-	-	-	9,513
Total current assets	2,676,613	117,016	109,774	173,035	26,940	760,815	616,598	616,886	(473,775)	4,623,902

Long-term trade accounts receivable	-	-	-	579,956	-	-	-	-	-	579,956
Long-term unbilled work in progress	-	25,387	10,584	-	-	-	-	-	-	35,971
Long-term accounts receivable from related parties	-	-	408	-	-	-	433	182,548	(183,389)	-
Prepaid expenses	-	-	2,416	7,062	-	-	-	-	-	9,478
Other long-term accounts receivable	6,192	4,449	11,776	4,131	1,587	9,705	4,496	2,217	-	44,553
Available-for-sale financial assets	-	1,058	-	-	-	-	2	93,144	(1,060)	93,144
Investments in associates and joint ventures	161,938	7,316	-	-	-	62,863	10,059	1,729,640	(1,742,253)	229,563
Investment property	-	-	-	-	-	36,244	-	-	-	36,244
Property, plant and equipment	651,165	193,183	2,036	14,270	-	7,344	166,322	119,483	(6,785)	1,147,018
Intangible assets	323,231	146,477	234,923	6,247	1,100	1,187	33,508	17,417	14,653	778,743
Deferred income tax asset	107,469	714	4,604	244	-	9	37,557	926	586	152,109
Total non-current assets	1,249,995	378,584	266,747	611,910	2,687	117,352	252,377	2,145,375	(1,918,248)	3,106,779
Total assets	3,926,608	495,600	376,521	784,945	29,627	878,167	868,975	2,762,261	(2,392,023)	7,730,681

Liabilities.-
Borrowings	629,584	69,577	95,902	404,915	-	144,314	80,531	632	-	1,425,455
Trade accounts payable	938,774	27,148	3,250	12,385	159	31,690	155,714	8,461	-	1,177,581
Accounts payable to related parties	89,445	1,061	55,679	278,819	24,552	24,106	82,203	12,421	(485,259)	83,027
Current income tax	71,287	5,493	249	32	138	1,150	11,259	6	-	89,614
Other accounts payable	771,127	18,518	26,076	2,308	-	65,316	101,973	22,425	-	1,007,743
Provisions	-	8,414	-	-	-	-	3,027	-	-	11,441
Total current liabilities	2,500,217	130,211	181,156	698,459	24,849	266,576	434,707	43,945	(485,259)	3,794,861

Borrowings	144,081	99,767	633	-	-	16,368	63,070	2,205	-	326,124
Long-term trade accounts payable	-	-	1,622	2,157	-	-	-	-	-	3,779
Other long-term accounts payable	201,227	349	495	4,820	-	4,679	69,201	880	-	281,651
Long-term accounts payable to related parties	-	-	-	-	-	109,126	62,522	-	(171,648)	-
Provisions	34,148	5,774	-	-	-	-	14,252	-	-	54,174
Derivative financial instruments	-	2,999	-	-	-	-	-	-	-	2,999
Deferred income tax liability	65,787	1,331	-	-	325	8,707	7,021	10,215	-	93,386
Total non-current liabilities	445,243	110,220	2,750	6,977	325	138,880	216,066	13,300	(171,648)	762,113
Total liabilities	2,945,460	240,431	183,906	705,436	25,174	405,456	650,773	57,245	(656,907)	4,556,974
Equity attributable to controlling interest in the Company	817,751	236,925	150,788	59,633	4,453	157,276	128,428	2,695,401	(1,559,478)	2,691,177
Non-controlling interest	163,397	18,244	41,827	19,876	-	315,435	89,774	9,615	(175,638)	482,530
Total liabilities and equity	3,926,608	495,600	376,521	784,945	29,627	878,167	868,975	2,762,261	(2,392,023)	7,730,681

(All amounts expressed in thousands of S/ unless otherwise stated)

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2015
Assets.-
Cash and cash equivalents	172,116	42,638	58,640	111,454	9,094	74,459	60,193	25,408	-	554,002
Financial asset at fair value through profit or loss	3,153	-	-	-	-	-	-	-	-	3,153
Trade accounts receivables	614,917	43,260	22,045	63,516	-	59,108	247,945	-	-	1,050,791
Unbilled work in progress	1,301,501	-	-	-	17,686	-	-	-	-	1,319,187
Accounts receivable from related parties	316,188	12,145	18,820	301	-	34,724	48,520	132,735	(283,280)	280,153
Other accounts receivable	599,127	25,857	5,699	25,668	10,250	20,535	102,204	35,249	-	824,589
Inventories	159,557	10,025	-	13,678	-	920,092	61,734	389	(6,321)	1,159,154
Prepaid expenses	12,899	2,207	1,401	10,787	458	349	11,402	520	-	40,023
Non-current assets classified as held for sale	22,511	-	-	-	-	-	-	-	-	22,511
Total current assets	3,201,969	136,132	106,605	225,404	37,488	1,109,267	531,998	194,301	(289,601)	5,253,563

Long-term trade accounts receivable	-	-	-	621,831	-	-	-	-	-	621,831
Long-term unbilled work in progress	-	40,727	19,027	-	-	-	-	-	-	59,754
Long-term accounts receivable from related parties	-	-	408	-	-	-	500	256,022	(256,930)	-
Prepaid expenses	-	3,692	15,584	2,112	998	-	-	-	-	22,386
Other long-term accounts receivable	534	14,214	30,473	2,198	1,589	14,726	-	2,195	-	65,929
Available-for-sale financial assets	-	-	-	-	-	-	-	120,134	-	120,134
Investments in associates and joint ventures	122,717	8,265	-	-	-	28,732	9,228	2,582,913	(2,104,971)	646,884
Investment property	-	-	-	-	-	34,702	-	-	-	34,702
Property, plant and equipment	606,158	198,774	1,624	217	-	11,303	170,660	130,113	(7,092)	1,111,757
Intangible assets	302,992	137,130	364,819	311	-	1,043	37,564	23,561	13,600	881,020
Deferred income tax asset	126,550	1,325	3,003	-	-	1,171	39,825	656	1,321	173,851
Total non-current assets	1,158,951	404,127	434,938	626,669	2,587	91,677	257,777	3,115,594	(2,354,072)	3,738,248
Total assets	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

Liabilities.-
Borrowings	652,974	101,096	55,428	-	-	224,380	91,366	102,776	-	1,228,020
Bonds	-	-	5,537	31,546	-	-	-	-	-	37,083
Trade accounts payable	1,409,982	35,428	3,768	24,498	154	14,334	134,973	12,623	-	1,635,760
Accounts payable to related parties	118,381	3,990	40,578	9,962	10,560	58,790	39,476	79,709	(283,616)	77,830
Current income tax	19,337	-	753	-	166	26	13,750	84	-	34,116
Other accounts payable	645,648	20,340	2,841	1,682	-	257,616	125,020	12,853	-	1,066,000
Provisions	-	6,341	-	-	-	-	7,127	-	-	13,468
Total current liabilities	2,846,322	167,195	108,905	67,688	10,880	555,146	411,712	208,045	(283,616)	4,092,277

Borrowings	375,952	83,307	-	-	-	27,562	66,515	-	-	553,336
Long-term bonds	-	-	180,686	576,322	-	-	-	-	-	757,008
Long-term trade accounts payable	-	-	-	-	-	-	-	-	-	-
Other long-term accounts payable	176,644	-	493	-	-	-	68,045	1,214	-	246,396
Long-term accounts payable to related parties	-	-	-	94,172	24,035	120,083	38,332	-	(256,486)	20,136
Provisions	24,624	7,034	-	-	-	-	3,960	-	-	35,618
Derivative financial instruments	-	2,331	-	-	-	-	-	-	-	2,331
Deferred income tax liability	52,016	4,250	107	9,723	270	11,937	3,164	20,197	-	101,664
Total non-current liabilities	629,236	96,922	181,286	680,217	24,305	159,582	180,016	21,411	(256,486)	1,716,489
Total liabilities	3,475,558	264,117	290,191	747,905	35,185	714,728	591,728	229,456	(540,102)	5,808,766
Equity attributable to controlling interest in the Company	720,722	255,032	198,345	78,127	4,890	158,605	162,550	3,067,987	(1,991,702)	2,654,556
Non-controlling interest	164,640	21,110	53,007	26,041	-	327,611	35,497	12,452	(111,869)	528,489
Total liabilities and equity	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

(All amounts expressed in thousands of S/ unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2013 -

Revenue	4,075,255	321,097	195,861	118,541	45,489	313,731	1,169,115	51,525	(323,114)	5,967,500
Gross profit	559,544	97,495	66,455	19,670	3,179	113,732	179,175	(4,031)	(31,097)	1,004,122
Administrative expenses	(217,927)	(16,170)	(6,600)	(8,025)	(212)	(20,993)	(132,486)	(8,616)	49,237	(361,792)
Other income and expenses	10,762	(3,561)	(35)	758	(2)	(1,749)	24,669	(2,689)	(2,851)	25,302
Gains from the sale of investments	-	-	-	-	-	3,197	-	2,525	-	5,722
Profit before interests
and taxes	352,379	77,764	59,820	12,403	2,965	94,187	71,358	(12,811)	15,289	673,354
Financial expenses	(49,349)	(14,264)	(7,416)	(40,012)	(44)	(14,639)	(17,881)	(21,615)	12,418	(152,802)
Financial income	22,714	33	3,006	14,035	14	855	2,028	35,680	(38,012)	40,353
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	41,971	1,587	-	-	-	64	1,070	318,705	(329,835)	33,562
Profit before income tax	367,715	65,120	55,410	(13,574)	2,935	80,467	56,575	319,959	(340,140)	594,467
Income tax	(111,240)	(20,066)	(14,971)	477	(881)	(21,427)	(16,655)	(781)	3,221	(182,323)
Net profit for the period	256,475	45,054	40,439	(13,097)	2,054	59,040	39,920	319,178	(336,919)	412,144

Profit attributable to:

Owners of the Company	211,594	41,635	26,077	(9,823)	2,054	19,154	34,296	319,275	(324,246)	320,016
Non-controlling interest	44,881	3,419	14,362	(3,274)	-	39,886	5,624	(97)	(12,673)	92,128
Net profit for the period	256,475	45,054	40,439	(13,097)	2,054	59,040	39,920	319,178	(336,919)	412,144

(All amounts expressed in thousands of S/ unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2014 -

Revenue	5,035,674	350,339	338,153	166,951	29,323	224,560	1,208,168	53,241	(397,729)	7,008,680
Gross profit	535,360	124,455	76,697	42,109	2,307	62,413	142,342	(7,574)	(26,541)	951,568
Administrative expenses	(258,554)	(17,256)	(8,035)	(14,714)	(317)	(21,058)	(122,506)	(35,444)	56,517	(421,367)
Other income and expenses	(9,796)	(3,359)	33	18	-	(852)	5,856	22,063	1,173	15,136
Operating profit	267,010	103,840	68,695	27,413	1,990	40,503	25,692	(20,955)	31,149	545,337
Financial expenses	(69,046)	(11,564)	(11,321)	(5,245)	(55)	(14,807)	(27,393)	(1,725)	38,340	(102,816)
Financial income	6,623	120	1,819	727	16	93	1,821	59,893	(59,650)	11,462
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	48,242	29	-	-	-	12,178	590	270,045	(277,639)	53,445
Profit before income tax	252,829	92,425	59,193	22,895	1,951	37,967	710	307,258	(267,800)	507,428
Income tax	(59,252)	(29,768)	(16,158)	(10,842)	(588)	(11,452)	(5,788)	(12,582)	234	(146,196)
Profit for the year	193,577	62,657	43,035	12,053	1,363	26,515	(5,078)	294,676	(267,566)	361,232

Profit attributable to:

Owners of the Company	164,095	59,010	32,774	9,040	1,363	9,527	(5,342)	294,948	(265,672)	299,743
Non-controlling interest	29,482	3,647	10,261	3,013	-	16,988	264	(272)	(1,894)	61,489
	193,577	62,657	43,035	12,053	1,363	26,515	(5,078)	294,676	(267,566)	361,232

(All amounts expressed in thousands of S/ unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2015 -

Revenue	5,841,559	389,377	394,462	211,279	27,994	215,764	1,152,544	70,531	(471,077)	7,832,433
Gross profit	357,274	63,530	78,544	48,804	2,225	51,755	178,303	(7,004)	(70,626)	702,805
Administrative expenses	(289,144)	(18,214)	(10,319)	(10,529)	(310)	(20,521)	(115,018)	(29,882)	80,557	(413,380)
Other income and expenses	30,616	1,365	55	2	-	1,759	15,348	11,114	(2,972)	57,287
Loss from the sale of investments	-	-	-	-	-	-	(8,289)	-	-	(8,289)
Operating profit	98,746	46,681	68,280	38,277	1,915	32,993	70,344	(25,772)	6,959	338,423
Financial expenses	(127,383)	(19,953)	(4,713)	(5,303)	(45)	(11,642)	(32,246)	(2,818)	27,301	(176,802)
Financial income	8,875	158	8,722	2,316	121	746	2,145	56,101	(41,077)	38,107
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	(2,234)	944	-	-	-	14,888	589	76,226	(72,810)	17,603
Profit before income tax	(21,996)	27,830	72,289	35,290	1,991	36,985	40,832	103,737	(79,627)	217,331
Income tax	(29,441)	(7,650)	(18,794)	(10,630)	(520)	(7,649)	6,102	(9,208)	2,171	(75,619)
Profit for the year	(51,437)	20,180	53,495	24,660	1,471	29,336	46,934	94,529	(77,456)	141,712

Profit attributable to:

Owners of the Company	(64,379)	17,072	40,010	18,495	1,471	12,377	40,322	95,271	(72,485)	88,154
Non-controlling interest	12,942	3,108	13,485	6,165	-	16,959	6,612	(742)	(4,971)	53,558
	(51,437)	20,180	53,495	24,660	1,471	29,336	46,934	94,529	(77,456)	141,712

(All amounts expressed in thousands of S/ unless otherwise stated)

Segments by geographical area

	2013	2014	2015

Revenue:
- Peru	5,072,251	5,611,844	5,707,098
- Chile	631,883	1,011,822	944,198
- Colombia	112,573	125,929	778,333
- Panama	76,394	139,666	206,137
- Guyana	-	49,525	111,924
- Brazil	74,399	68,045	39,253
- Bolivia	-	1,849	45,490
	5,967,500	7,008,680	7,832,433

Non-current assets:
- Peru		2,461,288	3,268,907
- Chile		359,686	320,094
- Colombia		272,543	124,820
- Guyana		2,974	8,800
- Brazil		8,398	-
- Bolivia		1,890	15,043
- Panama		-	584
		3,106,779	3,738,248

7	FINANCIAL INSTRUMENTS

7.1	Financial instruments by category -

The classification of financial assets and liabilities per category is as follows:

	At December 31,
	2014	2015
Assets according to the statement of financial position
Loans and accounts receivable:
- Cash and cash equivalents	818,402	554,002
- Trade and other accounts receivable
not including advances to suppliers	1,206,057	1,291,133
- Unbilled work in progress	1,197,769	1,378,941
- Financial assets related to concession agreements	698,371	707,392
- Accounts receivable from related parties	99,061	280,153
	4,019,660	4,211,621

Available-for-sale financial asset (Note 9)	93,144	120,134

Financial asset at fair value through profit and loss	5,601	3,153

Financial assets related to concession agreements are recorded in the statement of financial position within the line items of other short-term accounts receivable and other long-term accounts receivable.

(All amounts expressed in thousands of S/ unless otherwise stated)

	At December 31,
	2014	2015

Liabilities according to the statement of financial position
Other financial liabilities at amortized cost
- Other financial liabilities	1,419,428	1,480,071
- Finance leases	332,151	301,285
- Bonds	-	794,091
- Trade and other accounts payable
(excluding non-financial liabilities)	1,434,377	1,967,268
- Accounts payable to related parties	83,027	97,966
	3,268,983	4,640,681
Hedging derivatives:
- Derivative financial instruments	2,999	2,331

7.2	Credit quality of financial assets -

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external risk ratings (if available) or to historical information about counterparty default rates.

The credit quality of financial assets is presented as follows:

	At December 31,
	2014	2015

Cash and cash equivalents (*)
Banco de Crédito del Perú (A+)	451,956	237,870
Citibank (A)	677	82,471
Banco de la Nación (A)	56,028	64,456
Banco Continental (A+)	76,408	43,074
Banco Scotiabank (A+)	11,611	38,345
Banco Santander - Perú (A)	183	21,660
Banco Interbank (A)	64,962	17,145
Banco Santander - Chile (AAA)	40,577	7,181
Scotiabank Chile (AAA)	-	6,758
Banco de Crédito e Inversiones - Chile (AA+)	10,597	6,331
Banco Scotiabank de Guyana (A)	-	5,462
Banco Bogotá (A)	67,959	4,124
Larrain Vial de Chile (A)	-	3,368
Banco de Chile (AAA)	5,328	1,523
Banco Continental Chile (A)	7,396	-
ITAU - Chile (AA)	7,391	-
Others	6,932	5,064
	808,005	544,832

The ratings in the above table “A and A+” represent high quality credit ratings. For banks located in Peru, the ratings were derived from risk rating agencies authorized by the Peruvian banking and insurance regulator “Superintendencia de Banca, Seguros y AFP” (SBS). For banks located in Chile, the ratings were derived from risk rating agencies authorized by the Chilean stock and insurance regulator “Superintendencia de Valores y Seguros” (SVS).

(*)	The difference between the balances shown above with the balances shown in the statement of financial position corresponds to cash on hand and in-transit remittances (Note 8).

(All amounts are expressed in thousands of S/ unless otherwise stated)

The credit quality of customers is assessed in three categories (internal classification):

A:	new customers/related parties (less than 6 months),
B:	existing customers/related parties (with more than 6 months of trade relationship) with no previous default history; and
C:	existing customers/related parties (with more than 6 months of trade relationship) with previous default history.

	2014	2015
Trade accounts receivable (Note 10 and Note 11)
Counterparties with no external risk rating

A	36,187	540,573
B	2,700,295	2,168,513
C	125,787	342,477
	2,862,269	3,051,563
Receivable from related parties (Note 12)
B	99,061	280,153

The total number of accounts is in compliance with contract terms and conditions, none of them have been re-negotiated.

With respect to available-for-sale financial assets, the counterparty held an external credit rating of AAA at December 31, 2014 and 2015.

8	CASH AND CASH EQUIVALENTS

This account comprises:

	At December 31,
	2014	2015

Cash on hand	8,411	6,116
Checking accounts	530,246	411,695
Time deposits (a)	259,035	123,033
In-transit remittances	1,986	3,054
Mutual funds	18,724	10,104
	818,402	554,002

(a)
At December 31, 2015, this balance mostly comprises short-term deposits for GyM S.A., ViVa GyM S.A., GyM Ferrovías S.A. and Concar S.A. for S/36.7 million, S/33.0 million, S/23.0 million, and S/11.1 million, respectively. Interest rates range between 0.10% and 4.70% (GMH, GyM S.A., GyM Ferrovías S.A. and ViVa GyM S.A. for S/168 million, S/29 million, S/29 million and S/18 million, respectively with interest rates range between 0.10% and 3.97% at December 31,2014).

(All amounts are expressed in thousands of S/ unless otherwise stated)

9	OTHER FINANCIAL ASSETS

This account comprises the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

At December 31, 2015, the fair value of the Group’s interest in TGP equals S/120.1 million based on the discounted cash flow method (S/93.1 million at December 31, 2014). The information used in the calculation is as follows:

-	Discounted cash flows from operating activities of TGP net of cash flows from investment activities (CAPEX).
-	Cash flows were estimated for a 30 year term.
-	The discount rate used is 7.5% corresponding to estimated TGP’s WACC (8.1% at December 31,2014)
-	The interest of the Company in TGP is 1.64% at December 31, 2015 and 2014.

The fluctuation in the fair value of this investment in 2015 amounts to S/19.9 million (S/4.6 million in 2014) net of its income tax effect amounting to S/7 million (S/1.3 million in 2014), plus the adjustment for changes in income tax rate (see note 29-b) amounting to S/1.1 million, which has been recognized in the statement of other comprehensive income.

The most significant assumptions are the discount rate and cash flows affected by the U.S. Wholesale Price Index; the Group has performed a sensitivity analysis on this assumptions: if the discount rate was adjusted down by 5% the fair value would be 7.4% lower and if the discount rate was adjusted up by 5% the fair value would be 7.1% higher; if the cash flows were adjusted down by 5% the fair value would be 9.1% lower and if the cash flows were adjusted up by 5% the fair value would be 8.8% higher.

10	TRADE ACCOUNTS RECEIVABLE

This account comprises:

	At December 31
	2014	2015

Invoices receivable	1,397,084	1,548,669
Collection rights	277,547	140,087
	1,674,631	1,688,756
Impairment of receivables	(10,131)	(16,134)
	1,664,500	1,672,622
Less: non-current portion
Invoices receivable	(529,201)	(610,695)
Collection rights	(50,755)	(11,136)
Total non-current	(579,956)	(621,831)
Total current	1,084,544	1,050,791

Invoices receivable are related to estimated percentages of completion approved by clients.

The fair value of current receivables is similar to their carrying amount since their average collection turnover is less than 60 days. These current receivables do not bear interest and have no specific guarantees.

The non-current portion of the trade accounts receivable is related to GyM Ferrovías S.A.

(All amounts are expressed in thousands of S/ unless otherwise stated)

Collection rights as of December 31, 2015 mainly comprises GyM Ferrovías S.A.,GMD S.A., GMI S.A. and Survial for S/65 million, S/37 million, S/22 million and S/16 million respectively (GyM Ferrovías S.A., CAM Holding S.A, GMD S.A., GMI S.A., Concar S.A., Viva GyM S.A. and Canchaque for S/116 million, S/51 million, S/31 million, S/37 million, S/35 million, S/6 million and S/2 million respectively in 2014).

The collection rights that arise from GyM Ferrovías S.A., a concession signed with the Peruvian Government comprising Line 1 of the Lima Metro (train line), by which this entity has to acquire, on the Government’s behalf, certain infrastructure needed for the implementation of the transport system that will be operated by the GyM Ferrovías S.A once completed (Note 5-b). This account will be amortized through the cash flows determined at the inception of the concession under the "price per kilometer traveled" method (PKT).

Collection rights from Survial S.A. consists of the PAMO provision, specifically the last instalment for the current year (October – December) set forth under the Concession Agreement; which is billed and actually cashed the month following the end of the quarter. At the reporting date, the October – December installment has already been invoiced.

For this purpose, the subsidiary has applied certain criteria to determine the amount of the interest to be accrued on the outstanding balances and the beginning of the collection of the amounts pending. These balances bear interest at a 7.7% rate and their collection began in 2014 jointly with the beginning of operation.

Aging of trade accounts receivable is as follows:

	At December 31
	2014	2015

Current	1,410,199	1,250,086
Past due up to 30 days	174,633	256,743
Past due over 30 days	89,799	181,927
	1,674,631	1,688,756

At December 31, 2015, trade accounts receivable totaling S/438.7 million (S/264.4 million in 2014) are past due but not impaired. The related customers do not have a historical record of default.

The maximum exposure to credit risk at the reporting date is the carrying amount of the accounts receivable and of unbilled work in progress (note 11).

11	UNBILLED WORK IN PROGRESS

This account comprises:

	At December 31
	2014	2015

Unbilled rights receivable	966,924	1,163,473
Deferred costs of work in progress	230,845	215,468
	1,197,769	1,378,941
Less: non-current portion
Unbilled rights receivable	(25,387)	(40,727)
Deferred costs of work in progress	(10,584)	(19,027)
Total non-current	(35,971)	(59,754)
Total current	1,161,798	1,319,187

  (All amounts are expressed in thousands of S/ unless otherwise stated)

Rights receivable correspond to the unbilled rights for services rendered by the Engineering and Construction Segment. Each month, under the percentage of completion method, the Company estimates the work completed to date. Based on its monthly estimates, the Company recognizes the corresponding revenue. Until such revenue is billed, it is recorded in the account rights receivable.

At December 31, 2015 and 2014, unbilled work in progress are presented net of advances received from clients for S/42.5 million and S/334 million, respectively the terms of which vary based on each contract. These advances substantially correspond to those received by subsidiary GyM S.A.

At December 31, 2015, advances amounting to S/33 million, correspond to a scheme by mean of which certain customers agree to grant revolving monthly advances which are settled with the amount billed the month following the reception of the advance (S/305 million at December 31, 2014). Other advances received from customers are recognized netting the corresponding receivables and are offset following the pattern of actual services provided. In these cases, if the contract is terminated, the amount received in advance is offset against any receivable balance determined by the work in progress at termination date.

Deferred costs of work in progress include all those expenditures incurred by the Group that relate to future activities to be performed under current construction contracts. At December 31, 2015, the balance mainly comprises costs incurred in the following projects: Kellar, Costa Norte, Proyecto Nuis, Menegua, Poliductos, Red de Gas de Contugas, Servicio Carretera Quinua San Francisco Tranch 2 and Incolur for S/38.4 million, S/34.1 million, S/28.8 million, S/27.3 million, S/21.8 million, S/17.3 million, S/7.6 million and S/1.8 million, respectively (concentrating Plant Cerro Verde, Las Bambas, Machu Picchu, Servicios Cerro del Águila and Chile Spa for S/53.8 million, S/32.9 million, S/31.4 million, S/22.3 million and S/12.7 million, respectively at December 31, 2014).

Other smaller projects for which certain cost amounting to S/6.8 million have been deferred are: CH Santa Teresa 90MW, Cerro Verde 2 Concentrating Plant Phase 1 and improvement and expansion of INEN (S/52 million for Red Gas Contugas, Preliminary work Aurora Gold, Pad I FASE III Cerro Verde at December 31, 2014).

The non-current portion mainly comprises the expenditures incurred by Concesionaria Vía Expresa Sur S.A. for S/19.0 million (S/10.5 million at December 31,2014) that related to future activities to be performed under the construction contract (implementation of the 4.6 km extension of Vía Expresa Sur connecting the district of “San Juan de Miraflores”). This Project is expected to be completed in August 2018.

Additionally the non-current portion comprises the expenditures incurred by the subsidiary GMP S.A. for S/40.7 million for work in progress related to Transportadora de Gas Natural Comprimido Andino Concession (S/25.4 million at December 31, 2014). This Concession is in a pre-operative stage.

12	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	2013	2014	2015

Revenue from sale of goods and services:
- Associates	4,915	6,040	1,400
- Joint operations	67,601	43,897	52,384
	72,516	49,937	53,784

(All amounts are expressed in thousands of S/ unless otherwise stated)

	2013	2014	2015

Expenses from purchase of goods
and services:
- Associates	5	42	18
- Joint operations	6,068	715	489
	6,073	757	507

Inter-company transactions are based on the price lists in force and terms and conditions that would be agreed with third parties.

b)	Key management compensation -

Key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. The compensation paid or payable to key management in 2015 amounted to S/111.7 million (S/100.4 million at December 31, 2014).

c)	Balances at the end of the year resulting from the sale/purchase of goods/services -

	At December 31,		At December 31,
	2014		2015
	Receivable	Payable	Receivable	Payable

Joint operations:
Consorcio Constructor Ductos del Sur	-	-	154,383	-
Consorcio GyM Conciviles	48,581	-	57,679	-
Consorcio Rio Urubamba	5,107	3,796	10,856	2,819
Consorcio Terminales del Perú	-	-	9,459	-
Adexus S.A.	-	-	8,521	-
Consorcio Peruano de Conservación	15,365	-	6,270	-
Consorcio Rio Mantaro	-	-	6,021	15,941
Energía y Vapor	-	-	3,328	-
Consorcio Terminales	6,837	-	3,235	-
Consorcio La Gloria	3,805	3,423	3,116	3,077
Ingeniería y Construcción Sigdo Koppers-Vial	-	35,302	2,659	3,900
Consorcio Constructor Chavimochic	141	2,896	2,558	6,422
Consorcio Menegua	-	-	1,910	-
Constructora incolur DSD Ltda.	-	-	1,681	-
Consorcio Lima	877	-	1,430	-
Consorcio Norte Pachacutec	531	1,068	1,026	669
Consorcio Italo Peruano	-	-	465	21,907
Consorcio Constructor Alto Cayma	1,424	-	387	-
Consorcio Construcciones y Montajes	115	1,198	112	2,533
Bechtel Vial y Vives Servicios Complementarios Ltda.	96	4,648	84	6,956
Consorcio Huacho Pativilca	369	4,555	80	5,041
Consorcio Tren Electrico	7,380	-
Consorcio Sistemas SEC	4,349	-	-	-
Consorcio JV Panamá	1,043	-	-	-
Consorcio Ingenieria y Construcción Bechtel	-	5,140	-	-
Consorcio EIM ISA	-	2,955	-	-
Others	3,041	3,953	4,893	4,275
	99,061	68,934	280,153	73,540
Other related parties:
Ferrovias Argentina	-	14,093	-	20,136
Arturo Serna	-	-	-	4,290
	-	14,093	-	24,426
	99,061	83,027	280,153	97,966
Less non-current portion:
Ferrovias Argentina	-	-	-	(20,136)
Current portion	99,061	83,027	280,153	77,830

  (All amounts are expressed in thousands of S/ unless otherwise stated)

Receivables and payables are mainly of current maturity and do not have specific guarantees. Accounts receivable from related parties have maturity periods of 60 days and arise from sale of goods and services. These balances are non-interest-bearing due to their short-term maturities and are not impaired.

Accounts payable to related parties have maturity periods of 60 days and arise from engineering, construction, maintenance and other services received. These balances are not interest bearing due to their short-term maturities.

Transactions with non-controlling interest are disclosed in Note 35.

13	OTHER ACCOUNTS RECEIVABLE

This account comprises:

	At December 31,
	2014	2015

Advances to suppliers (a)	162,544	170,126
Fiscal credit (b)	95,891	146,785
Income tax on-account payments (c)	90,088	165,705
Guarantee deposits (d)	103,086	115,573
Loans to third parties	11,904	83,657
Taxes receivable (e)	5,938	42,404
Temporary tax on net assets	19,223	20,051
Claims to SUNAT (pre-paid taxes)	14,572	19,544
Rental and sale of equipment	11,336	9,919
Guarantee deposits	9,938	9,696
Petróleos del Perú S.A.- Petroperú S.A.	2,518	8,891
Receivables from personnel	11,886	8,168
Claims to third parties	20,571	17,846
Advances pending liquidation	1,788	3,478
Account receivable from sale of investments	23,822	-
Legal deposits	4,170	-
Other	40,253	68,675
	629,528	890,518
Less non-current portion:
Fiscal credit (b)	(35,926)	(55,663)
Petróleos del Perú S.A.- Petroperú S.A.	-	(7,948)
Advances to suppliers (a)	(4,131)	(2,200)
Legal deposits	(4,170)	-
Other	(326)	(118)
	(44,553)	(65,929)
Current portion	584,975	824,589

Other receivables do not have past due nor impaired. Other non-current accounts receivable have maturities between 2 and 5 years. Company’s Management estimates that the fiscal credit will be applied against the credit balance of the corresponding tax over the medium term.

The fair value of the short-term receivables approximates to the carrying amount due to its short-term maturity. Non-current portion is not significant for the financial statements for any period shown.

Maximum exposure to credit risk at the reporting date is the carrying amount of each class of other receivables mentioned. The Group does not require guarantees.

(All amounts are expressed in thousands of S/ unless otherwise stated)

The following contains a description of major accounts receivable:

(a)	Advances to suppliers -

Mainly corresponds to advances amounting approximately to S/143 million (S/146.5 million in 2014) granted mainly by the subsidiary GyM S.A. to import the equipment of the projects, detailed as follows:

	At December 31,
	2014	2015

Consorcio Río Mantaro	81,153	76,417
Antucoya - Vial Vives	4,042	11,433
Alsthom Transporte	6,928	11,141
Real state projects	-	10,925
Costa Norte	-	7,670
Gaseoducto del Sur	-	6,017
Panorama Plaza Negocios	17,270	5,864
OFP Administración Central	2,087	4,232
Centro de producción América TV.		3,754
Consorcio Bionergy	-	2,363
Poliducto de Occidente	2,980	2,031
Stracon GyM projects	2,771	1,912
ICHMA	-	1,825
Consorcio constructor Chavimochic	1,368	1,781
Servicios Codensa	-	1,730
30K Project - Fase I - Morelco	-	1,461
ABB AB Importaciones	1,353	1,223
Serv. ICAP	-	1,116
Oficinas Rivera Navarrete	2,179	137
EPC Planta Minera Inmaculada	9,387	107
ABB Inc.	3,487	-
Harvin Electric	2,007	-
Centro Empresarial Leuro	1,651	298
Consorcio Peruano de Conservación	1,350	317
Nuevo Campus Universitario UTEC	1,104	-
Projects for minor amounts	21,427	16,372
	162,544	170,126

(b)	Fiscal credit -

Mainly corresponds to the subsidiaries GyM S.A., Viva GyM S.A., Norvial S.A., Survial S.A., GyM Ferrovias S.A., La Chira and GMP S.A. for S/41 million, S/22 million, S/15 million, S/14 million, S/13 million, S/12 million and S/3 million, respectively, (Survial S.A., GyM S.A. and GyM Ferrovías S.A., for S/10 million, S/28 million and S/25 million, respectively in 2014). Management considers that this fiscal credit related to value added tax payments will be recovered during the ordinary course of the future operations of these subsidiaries.

(All amounts are expressed in thousands of S/ unless otherwise stated)

(c)	Income tax on-account payment -

Mainly comprises income tax payments in advance from the subsidiaries GyM S.A., the Company, GMP S.A., CAM Holding S.p.A., Concar S.A. and Viva GyM S.A. for S/95 million, S/16 million, S/12 million, S/8 million, S/5 million and S/4 million, respectively (GyM S.A., la Compañía, CAM Holding S.p.A., Concar S.A. and Viva GyM S.A. for S/41 million, S/30 million, S/11 million, S/5 million and S/4 million, respectively in 2014).

(d)	Guarantee deposits -

Guarantee deposits are the funds retained by customers for work contracts assumed basically by subsidiary GyM S.A. These deposits are retained by the customers in order to have a guarantee that the subsidiary will perform its obligations under the contracts. The amounts retained will be recovered once the work has been completed. Such deposits mainly correspond to the following projects:

	At December 31
	2014	2015

Machupicchu project	11,495	13,622
Security deposits (rental)	2,222	11,310
Las Acacias 30K-STAP 7	-	8,813
Panorama Plaza Negocios	3,104	6,844
Serv. ICAP	-	5,977
Warranty on sale agreement CAM Brasil	-	5,689
Minera Antucoya	12,279	5,545
Construcción Planta de Cal Pachachaca	6,299	5,434
Samsung Engineering Chile	-	5,419
Poliducto de Occidente Medellín	-	4,999
Costa Norte Santa Marta	-	4,751
La Zanja	1,818	4,636
Termosuria Villavicencio	-	4,309
Oficina principal	-	3,868
Minera Inmaculada	1,069	3,648
Oficina Rivera Navarrete 2	670	2,374
7005 OPR	1,000	2,277
San Pedro del Sur	2,068	1,255
Centro Empresarial Leuro	3,130	756
Empresa Colombiana de Petróleos S.A.	38,100	-
Minera los Pelambres	5,168	-
Nuevo Campus Universitario UTEC	3,735	-
Metapetroleum Corp	2,966	-
Maersk Container Industry San Antonio SPA	1,562	-
Other projects	6,401	14,047
	103,086	115,573

(e)	Taxes receivable -

The balance corresponds to the PPUA subject to refund for the Chilean subsidiaries (Note 24).

(All amounts are expressed in thousands of S/ unless otherwise stated)

14	INVENTORIES

This account comprises:

	At December 31
	2014	2015

Work in progress - Real estate	84,683	415,538
Land	494,024	361,082
Construction material	125,665	160,475
Finished properties	51,767	136,621
Merchandise and supplies	83,752	87,643
	839,891	1,161,359
Impairment of inventories	(6,321)	(2,205)
	833,570	1,159,154

Work in progress - real estate -

At December 31 work in progress - real state comprises the following projects:

	2014	2015

El Rancho	-	166,256
Klimt	-	67,910
Los Parques de Comas I	-	65,433
Los Parques del Callao	-	57,672
2da etapa Proyecto Los Parques de San Martín	35,103	19,063
Los Parques de Comas II	-	11,913
Villa El Salvador 2	17,377	9,918
Real 2	-	7,497
Rivera Navarrete	22,330	-
Parques de Piura	9,751	-
Other minors	122	9,876
	84,683	415,538

During 2015, the Company has capitalized financing costs for these construction projects amounting to S/5.4 million at interest rates between 5.3% and 9.5% (S/5.9 million in 2014 at interest rates between 3.12% and 8.5% and S/6 million in 2013 at interest rates between 3.35% and 8.2%).

(All amounts are expressed in thousands of S/ unless otherwise stated)

Land -

At December 31, land comprises properties for the development of the following projects of subsidiary Viva GyM:

	2014	2015

Lurin (a)	91,000	92,071
Miraflores (b)	78,700	79,971
San Miguel (c)	67,300	69,859
Ancón (d)	-	33,068
Villa el Salvador (e)	19,143	19,143
Nuevo Chimbote	15,507	15,834
San Martín de Porres	12,600	12,978
Huancayo	11,210	11,324
Comas (f)	61,000	-
San Isidro (g)	52,000	-
Callao (h)	52,800	-
Others	32,764	26,834
	494,024	361,082

(a)	Plot of land of 750 hectares located in the district of Lurin, province Lima, for industrial development and public housing.

(b)
Plot of land located in Av. El Ejército, Urbanizacion. Santa Cruz, Miraflores, development complex consisting of a 5-star hotel, convention, business, cultural, commercial and residential building center.

(c)	Plot of land located in the district San Miguel of 1.4 hectares to develop a traditional mulit-family building of 1,004 apartments in 4 stages.

(d)	A 108-hectare land property in which a mega housing-project will be implemented, including appartments ranging from 55 m2 to 75 m2, as well as houses of 75 m2.

(e)	A 2.5-hectare land property in which a project will be implemented consisting of 2 condominiums of 18 buildings; each condo with 720 apartments.

(f)	Plot of land located in the district of Comas, which will be used to develop the project of approximately 8,000 social housing projects called Los Parques de Comas.

(g)	Plot of land located at Av. Pezet 583, San Isidro, development consisting of building with 32 apartments each of more than 300 m2 each.

(h)	Plot of land located at Av. Argentina 2430-Callao, for the project of approximately 984 housing in 3 phases called Los Parques del Callao.

Lands held since 2014 consists of current projects but construction has not yet begun. The additions in the balance at 2015 primarily reflects the costs of designers, license paperwork and other smaller expenses. Construction related to these projects is expected to begin in September 2016. Land properties located in Comas, San Isidro and Callao have been reclassified to “finished properties” and “work in progress” because these lands entered into the construction phase during the 2015.

(All amounts are expressed in thousands of S/ unless otherwise stated)

Construction materials -

At December 31 construction materials relates to the following projects:

	2014	2015

Gaseoducto del Sur	-	68,268
Mina Constancia	20,382	20,119
Cerro del Aguila – Kallpa	13,881	12,846
Central de equipos	4,361	6,875
Planta Concentradora Cerro Verde 2 - 1era fase	10,604	5,220
La Zanja	3,266	3,632
Carretera Quinua San Franciso tramo 2	-	3,123
Shahuindo	-	2,179
Chavimochic	-	2,076
Construcción de Montaje Electromecánico	3,373	2,001
Planta Minera Inmaculada	24,734	-
Termoeléctrica Kelar	3,790	-
Planta de Cal de Pachachaca	3,500	-
Other minors	37,774	34,136
	125,665	160,475

Finished properties -

At December 31 the balance of finished properties consists of the following investment properties:

	2014	2015

Panorama	-	70,951
Los Parques de San Martín de Porres	23,579	21,557
Rivera Navarrete	-	14,085
Villa El Salvador 2	12,899	12,604
Los Parques de Carabayllo 2da etapa	-	9,848
Los Parques de Comas II	-	4,115
Parque Central	5,524	-
El Sol	4,432	-
Otros menores	5,333	3,461
	51,767	136,621

At December 31, 2015 borrowings are guaranteed with land and real state work in progress of the followings projects: Ancón, Los Parques de Callao y el Rancho. The amount guaranteed amounts to S/175 million (S/203.5 million in 2014).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	At December 31,
	2014	2015

Associates	82,494	500,581
Joint ventures	147,069	146,303
	229,563	646,884

The amounts recognized in the income statement are as follows:

	2013	2014	2015

Associates	11,104	29,132	32,679
Joint ventures	22,458	24,313	2,193
	33,562	53,445	34,872

a)	Investment in associates

Set out below are the associates of the Group at December 31, 2014 and 2015. The associates listed below have share capital solely consisting of common shares, which are held directly by the Group. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2014	2015	2014	2015
		%	%

Gasoducto Sur Peruano S.A.	Common	-	20.00	-	447,372
Asociación en Participación Panorama
Plaza de Negocios	Common	35.00	-	38,932	-
Promoción Inmobiliaria del Sur S.A.	Common	22.50	22.50	23,930	28,733
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	13,336	17,202
Betchel Vial y Vives Servicios
Complementarios Ltda.	Common	40.00	40.00	2,345	6,187
JV Panama	Common	15.00	-	2,755	-
Others				1,196	1,087
				82,494	500,581

The most significant associates are described as follows:

i) Gasoducto Sur Peruano S.A. -

In November 2015 the Group acquired a 20% interest in Gasoducto Sur Peruano S.A. (GSP), an entity which, on July 22, 2014, signed a concession agreement with the Peruvian Government (Grantor) to build, operate and maintain the natural gas pipeline transportation system to satisfy the demand of the Peruvian southern region cities, such as: Quillabamba, Cusco, Puno, Arequipa, Moquegua and Tacna. Under the provisions of the concession agreement, the Grantor guarantee GSP returns on the investment made. The term of the concession is 34 years and GSP’s current activities substantially involve those needed for the constructions of the pipeline transport system. The estimated investment in constructing this infrastructure approximately amounts to US$ 5,900 million. In carrying out major activities for the construction and implementation of the pipeline transportation system, GSP has signed an engineering, procurement and construction contract (EPC) with Consorcio Constructor Ductos del Sur (CCDS). In conjunction with the acquisition of 20% interest in GSP, the Group obtains 29% interest in CCDS through its subsidiary GyM S.A.

This acquisition is part of the Group’s strategy to provide services to the energy sector; also, this acquisition has enabled the Group to increase its backlog volume relating to the engineering and construction segment.

GSP was originally incorporated by two entities, Inversiones en Infraestructura de Transporte de Ductos S.A.C. (IITD) and Enagás. The Group’s acquisition of GSP interest was made as a result of IITD’s assignment to the Group of its preferred subscription right to increase capital in GSP. According to the contract signed in November 2015, the economic impact for the Group from the acquisition of GSP is summarized as follows:

(All amounts are expressed in thousands of S/ unless otherwise stated)

(a) With respect to GSP acquisition, the Group has made capital contributions of US$131 million (equivalent to S/438 million) which includes premium on the par values of the subscribed shares. It is expected that additional contributions of the Group to GSP’s share capital during the Project’s construction phase amount to US$84 million, which would represent a total investment of the Group in GSP of US$215 million.

(b) The Group has the obligation to assume 20% of the performance bond required under the concession agreement and 20% of the collateral of a bridge loan obtained by GSP for US$600 million, and,

(c) With respect to the assignment of the preferred subscription right by IITD, the Group has the obligation to pay US$2.9 million (equivalent to S/ 9.7) and assumes an obligation with IITD to pay at the end of the first year of commercial operation of the concession, which is expected to begin on year 2018, or on the date the Group decides to sell part or the entirety of the acquired investment, 20% of the difference arising from the fair value of the acquired shares at that date and the expected fair value that those shares would have at the end of the first year of commercial operation, according to a valuation performed in 2014 by an appraiser.

At the acquisition date, the Group allocated the purchase price to the provisional determination of the fair values of the acquired assets and liabilities assumed.

ii) Asociación en Participación Panorama Plaza de Negocios -

It is through this associate that the Panorama real estate property Project is being developed, comprising the construction and sales of offices and commercial spaces in the district of Santiago de Surco. This Project was initially developed by a third party but in 2014 the Group joined the Project through its subsidiary Viva GyM S.A. and with a capital contribution of S/37.8 million; as a result the Group obtained 35% interest in the Project as well as significant influence in the operating decision-making.

On December 17, 2015 given the interest of both parties to directly and actively take part in the implementation and management of the Project, the decision was made to change its corporate structure, which resulted in the extinction of the associate and the formation of a joint operation that enabled the parties to have control over the joint operation without affecting their share in profits. From that date on, the Group has ceased to apply the equity method of accounting to recognize this investment and is recognizing it as a joint operation.

iii) Promoción Inmobiliaria del Sur S.A -

An entity with major asset in the form of land of 24,957,300 m2 located in Lurin, which will be used for real estate developments. Based on recent appraisals of the property, Management believes that the commercial value of this property is higher that its carrying amount.

iv Concesionaria Chavimochic S.A.C. -

An entity that was awarded with the implementation of the Chavimochic irrigation Project, including: a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the concession effective period is 25 years and the total entire investment amounts US$647 million.

  (All amounts are expressed in thousands of S/ unless otherwise stated)

  The following table shows financial information of the principal associates:

  Summarized financial information for associates -

	Gasoducto Sur	Promoción Inmobiliaria				Asociación en
	Peruano	del Sur S.A.		Chavimochic S.A.C.		Participación Panorama
	At December 31,	At December 31,		At December 31,		Plaza de Negocios
	2015	2014	2015	2014	2015	2014

Current
Cash and cash equivalents	223,405	48,545	40,704	5,200	18,778	52,748
Other current assets (excluding cash)	79,814	25,806	84,183	81,324	152,622	216,296
Total current assets	303,219	74,351	124,887	86,524	171,400	269,044

Financial liabilities (excluding trade accounts payables)	2,209,045	-	-	30,288	105,617	2,385
Other current liabilities
(including trade accounts payables)	1,148,463	34,351	32,072	14,834	5,182	200,590
Total current liabilities	3,357,508	34,351	32,072	45,122	110,799	202,975

Non-current
Assets	4,943,392	49,365	47,699	8,980	8,608	61,945
Financial liabilities	-	-	-	-	-	16,418
Other liabilities	7,442	-	13,090	57	2,547	247
Net assets	1,881,661	89,365	127,424	50,325	66,662	111,349

							Asociación en
	Gasoducto Sur						Participación Panorama
	Peruano	Promoción Inmobiliaria del Sur S.A.			Chavimochic S.A.C.		Plaza de Negocios
	2015	2013	2014	2015	2014	2015	2014

Revenue	3,007,799	44,552	88,870	90,970	67,473	376,124	9
Depreciation and amortization	(256)	(69)	(73)	-	(216)	(371)	(489)
Interest income	-	52	29	54	61	203	10,918
Interest expenses	(31,953)	(2)	(3)	(25)	(126)	(1,426)	(7,420)
Profit or loss from continuing
operations	69,191	43,234	82,080	80,372	175	22,995	955
Income tax	19,828	(13,365)	(24,521)	(25,373)	57	(6,656)	654
Post-tax profit from continuin
operations	49,363	29,971	61,402	65,245	118	16,339	301
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income	49,363	29,971	61,402	65,245	118	16,339	301

(All amounts are expressed in thousands of S/ unless otherwise stated)

The movement of the investments in associates is as follows:

	2013	2014	2015

Opening balance	24,719	28,209	82,494
Acquisition through business combinations (Note 31)	346	-	-
Acquisition of Gaseoducto Sur Peruano (Note 15 a-i)	-	-	437,494
Acquisitions	-	51,244	-
Equity interest in results	11,104	29,132	32,679
Change in corporate structure of Panorama Project (Note 15 a-ii)	-	-	(39,180)
Dividends received	(2,980)	(25,191)	(9,838)
Sale of investments	(6,684)	-	-
Derecognition of investments	-	-	(2,755)
Conversion adjustment	1,704	(900)	(313)
Final balance	28,209	82,494	500,581

In addition to the GSP acquisition described in note 15 a-i); in 2013, 2014 and 2015 the following significant movements were carried out:

-
In March 2014, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. formed Concesionaria Chavimochic S.A.C., in which the Company has 26.5% interest based on a capital contribution of S/13.3 million .

-
During 2015 the Group received dividends from Promoción Inmobiliaria del Sur S.A. amounting to 9.8 million (from Promoción Inmobiliaria del Sur S.A., Ingeniería y Construcción Vial y Vives OGP -1 Limitada y Betchel Vial y Vives Servicios Complementarios Ltda. for S/3.4 million , S/16.6 million and S/4.9 million, respectively during 2014).

-
The “share of the profit or loss in associates and joint ventures under the equity method” shown in the income statement includes S/17.3 million as expenses that subsidiary GyM S.A. had to pay in 2015 for the execution of the letter of guarantee by lower investment in JV Panama.

b) Investment in Joint Ventures -

Set out below are the joint ventures of the Group as of December 31, 2014 and 2015.

(All amounts are expressed in thousands of S/ unless otherwise stated)

i) Tecgas N.V.

This entity provides services of operations and maintenance of oil pipelines and related activities. Currently, its activities are focused in the service agreement of operations and maintenance of oil pipelines of the concession of Transportadora de Gas del Perú S.A.A. - TGP (its largest customer).

ii) Adexus S.A.

It is mainly engaged in integrating systems and providing specialized solutions and services in IT and communications to the financial telecom, manufacturing, mining, retail and other industries.

iii) Sistemas SEC -

The company’s activities include the renovation and automation of the electrical system and signaling of railways and communications within Santiago - Chillán - Bulnes - Caravans and Conception areas. The contract was awarded to SEC in 2005 for a period of 16 years.

iv) Constructora SK - VyV Ltda -

This entity is mainly engaged in the execution of civil construction work and industrial assembly, construction, buildings and carrying out engineering projects, in general, and any other business agreed upon by the partners for the project “Caserones” of the client Minera Lumina Cooper.

  (All amounts expressed in thousands of S/ unless otherwise stated)

  The following table shows financial information of the principal joint ventures:

  Summarized financial information for joint ventures -

	Constructora SK-VyV Ltda.		Sistemas SEC		Tecgas N.V		Adexus S.A.
	At December 31,		At December 31,		At December 31,		At December 31,
	2014	2015	2014	2015	2014	2015	2015

Current
Cash and cash equivalents	692	80	68	1,915	35,009	71,903	13,626
Other current assets
(excluding cash)	91,606	7,810	18,329	8,611	53,370	41,219	128,616
Total current assets	92,298	7,890	18,397,	10,526	88,379	113,122	142,242

Financial liabilities
(excluding trade accounts payables)	68	1,091	42	-	-	-	100,618
Other current liabilities
(including trade accounts payables)	7,921	269	8,867	11,765	81,917	103,941	68,116
Total current liabilities	7,989	1,360	8,909	11,765	81,917	103,941	168,734

Non-current
Assets	103	45	16,239	22,794	201,362	192,360	174,159
Other liabilities	91	-	5,198	2,724	59,126	47,686	63,397
Net assets	84,321	6,575	20,529	18,831	148,698	153,855	84,270

Revenue	298,156	10,702	362	26,136	-	426,487	334,376
Depreciation and amortization	(426)	-	(2,069)	424	-	(11,749)	(18,387)
Interest income	83	-	1,409	58	-	138	47
Interest expenses	-	-	(1,065)	(278)	-	(122)	(23,026)
Profit or loss from continuing operations	6,916	7,826	2,474	1,374	-	1,876	(35,573)
Income tax expense	(8,964)	(1,289)	(1,305)	(188)	-	(892)	2,391
Post-tax profit from
continuing operations	37,952	6,537	(1,169)	1,186	-	984	(33,182)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income	37,952	6,537	(1,169)	1,186	-	984	(33,182)

(All amounts are expressed in thousands of S/ unless otherwise stated)

The movement of the investments in joint ventures is as follows:

	2013	2014	2015

Opening balance	12,727	59,758	147,069
Acquisition through business
combination (Note 31)	2,262	-	-
Acquisitions	-	78,615	44,145
Decrease in capital	-	-	(3,364)
Debt capitalization	7,989	-	-
Equity interests in results	22,458	24,313	2,193
Dividends received	(1,708)	(11,527)	(42,122)
Adjustment SEC (vi)	9,379	-	-
Adjustment LQS (vi)	7,408	-	-
Conversion adjustment	(757)	(4,090)	(1,618)
Final balance	59,758	147,069	(146,303)

In 2015, 2014 and 2013 the following significant movements were carried out:

i)
In December 2015 a share capital of Consorcio DSD Echevarría Izquierdo was decreased by S/3.3 million, which did not affect the interest of each party in the joint operation (50%). The purpose of the capital decrease resulted from the settlement of the obligations that the joint operation held with its partners Vial y Vives - DSD S.A. y Echevarría Izquierdo Montajes Industriales S.A.

ii)	In August 2015 the Company acquired a 44% interest in the share capital of Adexus S.A., amounting to S/44.1 million. This investment includes goodwill arising from the acquisition for S/20.7 million.

iii)
In December 2014, the Company acquired 51% of the share capital of Tecgas N.C. (current strategic partner of Transportadora de Gas del Perú), which holds 100% the share capital of Compañía Operadora de Gas del Amazonas (hereinafter COGA) for a total of S/75.8 million. This investment includes goodwill resulting from the purchase amounting to S/61.4 million.

iv)	In July 2014, the Company acquired 50% interest in the share capital of G.S.J.V. SCC, through its subsidiary GyM S.A. for S/2.78 million.

v)	The Group received dividends in 2015 from Constructora SK – VyV Ltda., for S/41.1 million (S/11.5 million in 2014).

vi)
In 2013 the Company re-evaluated the nature of the rights attributable to its partners under the provisions of IFRS 10 and concluded that the parties have joint control and are not subsidiaries; accordingly, Logística de Químicos del Sur S.A.C. (hereinafter LQS) and Sistemas SEC S.A. (hereinafter SEC) were removed from the Group consolidation and are recorded under the equity method of accounting. The effect of this re-evaluation on the total assets and equity is not significant for the years of the presented financial statements.

  (All amounts are expressed in thousands of S/ unless otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT

 The movement in property, plant and equipment accounts and its corresponding accumulated depreciation for the year ended December 31, 2013, 2014 and 2015 is as follows:

					Furniture and	Other	Replacement	In-transit	Work
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	inprogress	Total
At January 1, 2013
Cost	26,515	99,613	751,936	358,067	38,066	135,918	10,204	19,323	97,055	1,536,697
Accumulated depreciation	-	(20,728)	(311,975)	(135,669)	(19,247)	(95,494)	(53)	-	-	(583,166)
Net cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

Net opening cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531
Additions		6,713	63,155	31,445	3,419	22,061	3,537	19,585	91,450	241,365
Acquisition of subsidiary – DSD (Note 31)	2,965	624	44,493	2,973	94	1,773	-	-	-	52,922
Deconsolidation SEC and LQS	-	(1,555)	(5,187)	(119)	(382)	(158)	-	-	(19,108)	(26,509)
Reclassifications	147	10,184	(35,627)	6,193	1,108	(4,417)	(2,494)	(15,823)	(30,525)	-
Transfers to intangibles (Note 17)	-	-	(948)	-	-	-	-	-	(38,656)	(39,604)
Deduction for sale of assets	-	(2,467)	(20,432)	(19,213)	(2,579)	(2,676)	-	-	-	(47,367)
Transfer to held for sale assets	-	-	(5,706)	(15,767)	-	-	-	-	-	(21,473)
Adjustments of cost - derecognition	-	(2,641)	(5,752)	(1,592)	(2,074)	(3,004)	(601)	(1,256)	(2,173)	(19,093)
Depreciation charge	-	(7,387)	(84,454)	(59,126)	(9,247)	(19,235)	(38)	-	-	(179,487)
Depreciation for transfers	-	(144)	(2,623)	(1,746)	(12)	1,010	23	-	-	-
Depreciation for sales deductions	-	1,587	14,984	11,961	2,432	1,276	-	-	-	32,240
Adjustments of accumulated depreciation - derecognition	-	542	3,787	295	2,168	2,138	-	-	-	8,930
Translations adjustments	(285)	(15)	(2,102)	(111)	23	(59)	-	-	-	(2,549)
Net final cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

At December 31, 2013
Cost	29,342	110,456	855,084	361,876	37,675	149,438	10,646	21,829	98,043	1,674,389
Accumulated depreciation	-	(26,130)	(380,281)	(180,793)	(23,906)	(110,305)	(68)	-	-	(721,483)
Net cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

(All amounts expressed in thousands of S/ unless otherwise stated)
					Furniture and	Other	Replacement	In-transit	Work
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	in progress	Total

At January 1, 2014
Cost	29,342	110,456	855,084	361,876	37,675	149,438	10,646	21,829	98,043	1,674,389
Accumulated depreciation	-	(26,130)	(380,281)	(180,793)	(23,906)	(110,305)	(68)	-	-	(721,483)
Net cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

Net opening cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906
Additions	17	19,349	133,230	87,958	8,434	40,125	98	19,982	119,773	428,966
Acquisition of subsidiary - Morelco (Note 31 a)	1,993	8,869	53,942	1,844	254	1,653	-	-	526	69,081
Acquisition of subsidiary - Coasin (Note 31 b)	-	-	-	-	-	711	-	-	-	711
Reclassifications	-	67,454	24,523	(3,048)	468	(3,316)	(2,043)	(31,415)	(52,623)	-
Transfers to intangibles (Note 17)	-	-	-		-	-	-	-	(66,604)	(66,604)
Deduction for sale of assets	-	(3,066)	(61,508)	(52,364)	(2,514)	(3,087)	(851)	(830)	-	(124,220)
Adjustments of cost - derecognition	-	(2,327)	(10,404)	(1,402)	(585)	(8,319)	(605)	-	801	(22,841)
Depreciation charge	-	(11,996)	(89,463)	(52,697)	(6,896)	(22,100)	(7)	-	-	(183,159)
Depreciation for transfers	-	(2,222)	375	(3,036)	958	3,925		-	-	-
Depreciation for sale deductions	-	2,959	45,001	33,458	2,214	2,394	71	-	-	86,097
Adjustments of accumulated depreciation - derecognition	-	1,910	8,339	1,253	351	5,753	-	-	-	17,606
Translations adjustments	(677)	(285)	(8,380)	(787)	(586)	(336)	-	(389)	(85)	(11,525)
Net final cost	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018

At December 31, 2014
Cost	30,675	200,450	(986,487)	394,077	43,146	176,869	7,245	9,177	99,831	1,947,957
Accumulated depreciation	-	(35,479)	416,029	(201,815)	(27,279)	(120,333)	(4)	-	-	(800,939)
Net cost	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018

(All amounts expressed in thousands of S/ unless otherwise stated)

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement units	In-transit units	Work in progress	Total

At January 1, 2015
Cost	30,675	200,450	986,487	394,077	43,146	176,869	7,245	9,177	99,831	1,947,957
Accumulated depreciation	-	(35,479)	(416,029)	(201,815)	(27,279)	(120,333)	(4)	-	-	(800,939)
Net cost	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018

Net initial cost	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018
Additions	-	9,021	105,575	86,923	12,684	22,802	-	16,018	44,933	297,956
CAM Brazil deconsolidation	-	(839)	(1,462)	(633)	(70)	-	-	-	-	(3,004)
Reclassifications	-	36,180	32,389	9,300	1,245	7,272	10,529	(23,092)	(73,823)	-
Transfers to intangibles (Note 17)	-	-	68	-	-	-	-	-	(36,785)	(36,717)
Transfers to accounts receivable	-	(3,635)	-	-	(777)	(4,442)	-	-	(5,168)	(14,022)
Deduction for sale of assets	(2,001)	(1,235)	(35,118)	(42,464)	(1,491)	(7,979)			(14,185)	(104,473)
Adjustments of cost- derecognition	-	(5,057)	(10,224)	(362)	(2,299)	(1,810)	(2,326)	(89)	(1,206)	(23,373)
Depreciation charge	-	(13,598)	(116,993)	(54,808)	(5,156)	(24,225)	-	-	-	(214,780)
Depreciation for sale deductions	-	1,003	23,907	32,566	799	7,751	-	-	-	66,026
Adjustments of accumulated depreciation - derecognition	-	3,060	4,373	323	503	1,331	-	-	-	9,950
Translations adjustments	(265)	(306)	(8,288)	(2,221)	(128)	(506)	-	(197)	(553)	(12,464)
Net final cost	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

At December 31, 2015
Cost	28,409	231,029	1,074,195	443,239	52,225	191,238	15,448	1,817	13,044	2,050,644
Accumulated depreciation	-	(41,464)	(509,510)	(222,353)	(31,048)	(134,508)	(4)	-	-	(938,887)
Net cost	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

(All amounts are expressed in thousands of S/ unless otherwise stated)

In 2015 and 2014, additions to cost correspond to the acquisition of fixed assets under finance leases and by direct acquisition.

The balance of work in progress at December 31, 2015, relates mainly to investments made by the subsidiary GMP S.A. for S/3 million (S/47.4 million at December 31, 2014) for the activities of oil drilling in order to increase exploitation of oil and gas (4 wells in 2015 and 25 wells in 2014). Additionally, the balance includes the construction work of Larcomar Hotel Project for S/11.0 million (S/9.3 in 2014). At December 31, 2014 the balance included the construction of the offices in the new administrative headquarters of the Company in Petit Thouars Avenue, amounting to S/28.9 million and the subsidiary GyM S.A. maintained a balance of S/12.4 million relating to the construction of a corrective-preventive maintenance at the Constancia mine.

In 2015 the sale of fixed assets amounted to S/55.8 million (S/124.2 million and S/47.3 million in 2014 and 2013, respectively), resulting in a profit of S/17.4 million (a profit of S/4.9 million and S/0.7 million in 2014 and 2013, respectively), which is shown in the income statement under “other income and expenses” (Note 28).

Depreciation of fixed assets and investment properties for the year is broken down in the statement of income as follows:

	2013	2014	2015

Cost of services and goods	166,098	168,634	196,725
Administrative expenses	13,389	14,525	18,055
Total depreciation related to property, plant and equipment	179,487	183,159	214,780

(+) Depreciation related to investment property	1,992	2,151	2,290
Total depreciation charged to expenses	181,479	185,310	217,070

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease agreements is broken down as follows:

	At December 31,
	2014	2015

Cost	643,498	735,591
Accumulated depreciation	264,343	327,465
Net cost	379,155	408,126

Property, plant and equipment amounting to S/56.7 million (S/60.1 million in 2014) have been pledged granted as guarantee of certain borrowings.

(All amounts are expressed in thousands of S/ unless otherwise stated)

17	INTANGIBLE ASSETS

The movement of intangible assets and that of their corresponding accumulated amortization, as of December 31, 2013, 2014 and 2015, is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use rights	Other assets	Totals
At January 1, 2013
Cost	89,214	75,845	417,645	50,518	23,095	178,910	3,623	13,288	9,401	861,539
Accumulated amortization and impairment	(21,995)	(410)	(239,033)	(12,054)	(16,360)	(87,376)	(3,623)	-	(290)	(381,141)
Net cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398

Net opening cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398
Additions	-	-	14,622	-	5,106	-	-	-	4,976	24,704
Acquisition of subsidiary - DSD (Note 31)	6,128	-	218	7,373	-	-	-	-	-	13,719
Desconsolidation SEC and LQS	-	-	(1,203)	-	(902)	-	-	-	(5)	(2,110)
Transfers from work in progress (Note 16)	-	-	2,122	-	290	38,621	-	-	(1,429)	39,604
Derecognition - cost	-	(33)	(1,965)	(100)	(42)	(317)	-	-	(1,307)	(3,764)
Amortization charge	-	(2,458)	(18,816)	(16,202)	(7,084)	(31,236)	-	-	(2,591)	(78,387)
Derecognition – accumulated amortization	-	-	(323)	-	(6)	-	-	-	322	(7)
Translations adjustments	-	-	6,728	-	-	-	-	-	-	6,728
Net final cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885

At December 31, 2013
Cost	95,342	75,812	438,167	57,791	27,547	217,214	3,623	13,288	11,636	940,420
Accumulated amortization and impairment	(21,995)	(2,868)	(258,172)	(28,256)	(23,450)	(118,612)	(3,623)	-	(2,559)	(459,535)
Net cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885

(All amounts expressed in thousands of S/ unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use rights	Other assets	Totals
At January 1, 2014
Cost	95,342	75,812	438,167	57,791	27,5477	217,214	3,623	13,288	11,636	940,420
Accumulated amortization and impairment	(21,995)	(2,868)	(258,172)	(28,256)	(23,450)	(118,612)	(3,623)	-	(2,559)	(459,535)
Net cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885

Net initial cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885
Additions	-	-	135,502	-	2,804	-	-	-	5,238	143,544
Acquisition of subsidiary - Morelco (Note 31 a)	103,055	33,326	847	30,318	-	-	-	-	-	167,546
Acquisition of subsidiary - Coasin (Note 31 b)	6,413	-	6	-	1,371	-	-	-	-	7,790
Transfers from assets under construction (Note 16)	-	-	1,845	-	1,677	64,759	-	-	(1,677)	66,604
Reclassifications	-	-	920	-	180	(251)	-	-	(849)	-
Derecognition - cost	-	-	(16,016)	-	(29)	-	-	-	(91)	(16,136)
Amortization charge	-	-	(26,823)	(14,987)	(3,013)	(31,780)	-	-	(778)	(77,381)
Derecognition - accumulated amortization	-	-	15,491	-	1	-	-	-	-	15,492
Amortization reversal (Vial y Vives)	-	2,651	-	-	-	-			-	2,651
Translations adjustments	(2,666)	(6,303)	(88)	(1,876)	(1,319)	-			-	(12,252)
Net final cost	180,149	102,618	291,679	42,990	5,769	131,330	-	13,288	10,920	778,743

At December 31, 2014
Cost	202,144	102,835	561,183	86,233	32,231	281,722	3,623	13,288	14,257	1,297,516
Accumulated amortization and impairment	(21,995)	(217)	(269,504)	(43,243)	(26,462)	(150,392)	(3,623)	-	(3,337)	(518,773)
Net cost	180,149	102,618	291,679	42,990	5,769	131,330	-	13,288	10,920	778,743

(All amounts expressed in thousands of S/ unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use rights	Other assets	Totals
At January 1, 2015
Cost	202,144	102,835	561,183	86,233	32,231	281,722	3,623	13,288	14,257	1,297,516
Accumulated amortization and impairment	(21,995)	(217)	(269,504)	(43,243)	(26,462)	(150,392)	(3,623)	-	(3,337)	(518,773)
Net cost	180,149	102,618	291,679	42,990	5,769	131,330	-	13,288	10,920	778,743

Net initial cost	180,149	102,618	291,679	42,990	5,769	131,330	-	13,288	10,920	778,743
Additions	5,418	-	165,149	-	9,141	-	-	-	3,429	183,137
CAM Brazil Desconsolidation					(129)					(129)
Transfers from assets under construction (Note 16)	-	-	-	(68)	1,562	33,396	-	-	1,827	36,717
Transfers to accounts receivable	-	-	(2,278)	-	-	-	-	-	-	(2,278)
Transfers to pre-paid expenses	-	-	(10,923)	-	-	-	-	-	(3,684)	(14,607)
Reclassifications	-	-	-	-	188	(188)	-	-	(3)	(3)
Amortization charge	-	-	(25,683)	(14,697)	(6,033)	(42,117)	-	-	(825)	(89,355)
Translations adjustments	(759)	(6,084)	(51)	(4,031)	(280)	-	-	-	-	(11,205)
Net final cost	184,808	96,534	417,893	24,194	10,218	122,42	-	13,288	11,664	881,020

At December 31, 2015
Cost	206,803	96,751	716,125	82,134	42,761	314,881	3,623	13,288	15,425	1,491,791
Accumulated amortization and impairment	(21,995)	(217)	(298,232)	(57,940)	(32,543)	(192,460)	(3,623)	-	(3,761)	(610,771)
Net cost	184,808	96,534	417,893	24,194	10,218	122,421	-	13,288	11,664	881,020

  (All amounts are expressed in thousands of S/ unless otherwise stated)

  a) Goodwill -

  Management reviews the results of its businesses based on the type of economic activity carried out.

  Goodwill from cash-generating units is allocated to the following segments:

	At December 31,
	2014	2015

Engineering and construction (Note 32 a and c)	135,461	140,090
Electromechanical	20,737	20,737
Mining construction services	13,366	13,366
Telecommunications services (Note 32 b)	6,413	6,443
IT equipment and services	4,172	4,172
	182,149	184,808

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost to sale. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required.

The main criteria used by the Group to determine the value in use are as follows:

	Mining construction services	Engineering and construction	Electro- mechanical	IT equipment and services	Telecommu- nication services

2014 -
Gross margin	11.46%	13.00% / 9.04%	10.35%	30.91%	11.10%
Growth rate	2.00%	3.00% / 4.00%	2.00%	-	5.00%
Discount rate	13.00%	8.36% / 9.30%	13.00%	13.00%	10.76%

2015 -
Gross margin	11.81%	11.50% / 10.80%	10.33%	24.31%	14.39%
Growth rate	2.00%	3.00% / 3.00%	2.00%	-	-
Discount rate	11.71%	9.66% / 12.72%	11.01%	21.74%	10.02%

These assumptions have been used for the analysis of each CGU included in the operating segments for a period of 5 years.

Management determines the budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry. Discount rates used are pre-tax and reflect the specific risk related to the assessed CGUs.

b) Trademarks -

The Group acquired trademarks from the business combination processes of Vial y Vives S.A.C. (S/75.4 million) in October 2012 and of Morelco (S/33.3 million) in December 2014. Management has determined that both brands have indefinite lives; consequently, annual impairment tests are performed on these intangibles, as described in paragraph a) above. As a result of these tests, no provision for impairment was considered necessary to be recorded at December 31, 2015 and 2014.

(All amounts are expressed in thousands of S/ unless otherwise stated)

Major assumptions used by the Group to determine the value in use are as follows:

	Engineering and construction
	2015		2014
	VyV-DSD	Morelco	VyV - DSD	Morelco

Revenue	4.95%	9.85%	10.80%	10.70%
Growth rate	3.00%	3.00%	4.00%	3.00%
Discount rate	9.66%	12.72%	9.30%	8.36%

c) Concessions -

This intangible asset mainly includes the value attributable to the concession for the Ancón-Huacho-Pativilca road section of the Panamericana Norte highway. During 2015, the Company has capitalized financing costs for these concessions amounting to S/7.7 million at interest rates between 6.75% and 8.375% (S/0.7 million in 2014 at interest rate of 6.32%).

Intangibles arising from this concession as of December 31, 2015 mainly comprise i) the EPC contract for S/317.5 million (S/184.1 million as of December 31, 2014) by the construction of the second section of “Ancón-Huacho-Pativilca” highway, with an addition of S/133.2 million net of amortization, made effective in 2015 (an investment of S/82.7 in 2014) and, ii) improving road by S/19.6 million as of December 31, 2015 (S/21.5 million as of December 31, 2014). Under those contracts, the Concessionaire has to construct, improve and rehabilitate the road infrastructure over the effective period of the concession.

During the course of 2015 investments were made in concession Vía Expresa Sur for S/6.2 million (S/15.8 million in 2014) involving the extension of the Vía Expresa Sur to connect the district of San Juan de Miraflores, those amounts comprises an unsecured portion (53%) for the concessionaire (bifurcated model).

d) Costs of development of wells -

Through one of its subsidiaries, the Group operates and extracts oil from two fields (Block I and Block V) located in the province of Talara in northern Peru. Both oil fields are operated under long-term service agreements by which the Group provides hydrocarbon extraction services to Perupetro.

On December 10, 2014 the Peruvian Government granted subsidiary GMP S.A. a right of exploiting for 30 years the oil blocks III and IV (owned by the Peruvian government - Perupetro) located in the Talara, Piura basin.

Based on its winning technical – economic proposal, GMP was to begin drilling activities in 230 development wells in Block III and in 330 development wells in Block IV for 10 years. The expected total investment in both blocks totals US$560 million. Operations started in April 2015 in both blocks with a production of 1,700 bpd while the drilling obligation comes into effect one year after the beginning of operations.

(All amounts are expressed in thousands of S/ unless otherwise stated)

As part of the Group’s obligations under the relevant service agreements, certain costs will be incurred in preparing the wells in Blocks I, III, IV and V to be able to render hydrocarbons exploitation services which will be capitalized as in intangible at a carrying amount of S/110.2 million, S/0.1 million, S/0.2 million and S/7.9 million at December 31, 2015, respectively (S/125.1 million and S/6.2 million At December 31, 2014 in blocks I and V, respectively). All blocks are amortized on the basis of the useful lives of the wells (estimated to be 5 years), which is less than the total effective period of the service agreement with Perupetro. Regarding Blocks III and IV those costs have not been amortized in 2015 because the investment was actually performed on December 31, 2015.

e) Amortization of intangible assets -

Amortization of intangibles is broken down in the income statement as follows:

	2013	2014	2015

Cost of sales (Note 26)	67,254	68,089	81,841
Administrative expenses (Note 26)	11,133	6,641	7,514
	78,387	74,730	89,355

18	OTHER FINANCIAL LIABILITIES

This item comprises:

	Total		Current		Non-current
	As of December 31,		As of December 31,		As of December 31,
	2014	2015	2014	2015	2014	2015

Bank loans	1,419,428	1,480,071	1,300,636	1,082,860	118,792	397,211
Finance leases	332,151	301,285	124,819	145,160	207,332	156,125
	1,751,579	1,781,356	1,425,455	1,228,020	326,124	553,336

a) Bank loans -

At December 31, 2015 and 2014 this item comprises bank borrowings contracted in local and foreign currency intended for working capital. These obligations are subject to fixed interest rates ranging between 1.0% and 13.1% in 2015 and between 1% and 9% in 2014.

			Current		Non-current
	Interest	Date of	At December 31		At December 31
	rate	maturity	2014	2015	2014	2015

GyM S.A. (1)	1.00% / 9.45%	2016 / 2020	510,357	535,776	15,518	286,671
Viva GyM S.A.	5.24% / 8.50%	2016	140,369	220,423	-	8,372
Graña y Montero S.A.A.	2.75%	2016	-	102,776 -	-	-
GMP S.A.	2.13% / 5.95%	2016 / 2020	67,195	95,824	82,258	70,220
Norvial S.A.	5.85% / 8.37%	2016 / 2020	88,957	54,706	-	-
CAM Holding S.A.	4.85% / 13.07%	2016 / 2018	38,699	42,534	21,016	31,948
GMD S.A.	4.90% / 6.30%	2016	13,632	30,107	-	-
GMI	5.56%	2016	15,659	714	-	-
GyM Ferrovías S.A.	5.75% / 5.90%	2015	404,915	-	-	-
Concar S.A.	5.48% / 5.60%	2015	14,566	-	-	-
Survial S.A.	7.05%	2015	6,287	-	-	-
			1,300,636	1,082,860	118,792	397,211

(All amounts expressed in thousands of S/ unless otherwise stated)

In 2015, subsidiaries Norvial S.A. and GyM Ferrovías S.A. issued bonds to raise capital intended for working capital and to repay short-term loans that were obtained in January and December 2014, respectively. Those loans were obtained from BCP amounting to S/120 million and US$12 million for Norvial S.A. and S/400 million for GyM Ferrovías S.A., which bore interest at rates ranging between 5.75% and 6.32% (Note 19).

At December 31, 2015 the Company has undrawn lines of credit for S/4,666 million (S/2,459 million at December 31, 2014)

b) Finance lease obligations -

			Current		Non-current
	Interest	Date of	At December 31		At December 31
	rate	maturity	2014	2015	2014	2015
GyM S.A.	1.90% / 8.96%	2016 / 2023	103,445	116,205	128,563	88,715
GMD S.A.	4.99% / 7.00%	2016 / 2020	4,921	10,474	23,603	20,024
GMP S.A.	2.65% / 7.20%	2016 / 2018	2,382	5,272	17,509	13,087
CAM Holding S.A.	7.19% / 9.27%	2016 / 2020	4,833	4,633	15,502	12,382
Viva GyM S.A.	7.30% / 8.95%	2018 / 2022	3,945	3,957	16,368	19,190
Concar S.A.	3.23% / 5.48%	2016 / 2018	3,880	3,618	2,949	2,161
Norvial S.A.	5.15%	2016	658	722	633	-
GMI S.A.	6.90%	2018	123	279	-	566
Graña y Montero S.A.A.	3.50% / 7.70%	2015	632	-	2,205	-
			124,819	145,160	207,332	156,125

The minimum payments to be made by maturity and present value of the finance lease obligations are as follows:

	At December 31,
	2014	2015
Up to 1 year	138,988	157,957
From 1 to 5 years	214,620	160,824
Over 5 years	11,224	10,431
	364,832	329,212
Future financial charges on finance leases	(32,681)	(27,927)
Present value of the obligations for finance lease contracts	332,151	301,285

The present value of finance lease obligations is broken down as follows:

	At December 31,
	2014	2015
Up to 1 year	124,819	145,160
From 1 year to 5 years	197,716	146,316
Over 5 years	9,616	9,809
	332,151	301,285

(All amounts expressed in thousands of S/ unless otherwise stated)

c) Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carying amount		Fair value
	2014	2015	2014	2015
Loans	1,014,513	1,480,071	984,786	1,493,981
Leases	737,066	301,285	750,559	308,202
	1,751,579	1,781,356	1,735,345	1,802,183

Fair values are determined based on discounted cash flows using borrowing rates between 4.8% and 13.1% (between 4.4% and 8.0% in 2014) information that corresponds to level 2 of the fair value hierarchy.

19	BONDS

At December 31, 2015 this item is broken down as follows:

	Total	Current	Non-current
GyM Ferrovías (a)	607,868	31,546	576,322
Norvial (b)	186,223	5,537	180,686
	794,091	37,083	757,008

a) GyM Ferrovías S.A. -

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. this issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights arising from the Management Trust, a Cash Flow and Reserve Trust for the Service of the Debt, Operation and Maintenance and in-progress Capex. At December 31, 2015 the Group made a payment of S/16.5 million.

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú – BCP for S/400 million, funding the reserve accounts, payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.

At December 31, 2015 the balance includes accrued interest payable for S/17.3 million.

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.
-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

(All amounts expressed in thousands of S/ unless otherwise stated)

b) Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for 80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for 285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23; the second disbursement of S/100 million was on January 25, 2016; and the third disbursement of S/80 million will be made effective in July 2016. The issues costs corresponding to the first issue and the first disbursement of the second issue were for S/1.5 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At December 31, 2015 the balance included interest payables for S/2.7 million.

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of December 31,2015 both Companies has complied with their covenants.

Fair value of the bonds of both Companies at December 31, 2015 amounted to S/769.5 million, which has been calculated based on the discounted cash flows, using rates between 4.88% and 8.89%, which are within level 2 of the fair value hierarchy.

20	TRADE ACCOUNTS PAYABLE

This item comprises:

	At December 31
	2014	2015
Invoices payable	728,363	911,793
Unbilled services received	452,976	703,799
Bills of exchange payable	21	20,168
	1,181,360	1,635,760
Non-current:
Invoices payable	(3,779)	-
Total current	1,177,581	1,635,760

Unbilled services received include the estimate made by Management of the valuation of the percentage of completion, amounting to S/164.1 million at December 31, 2015 (S/98.7 million at December 31, 2014).

  (All amounts are expressed in thousands of S/ unless otherwise stated)

21	OTHER ACCOUNTS PAYABLE

This item comprises:

	At December 31
	2014	2015

Advances from customers	684,256	607,097
Salaries and profit sharing payable	220,212	232,102
Put option liability - Morelco acquisition (*)	113,829	111,349
Third-party loans	24,217	94,553
VAT payable	45,043	77,461
Supplier funding	31,808	59,992
Other taxes payable	71,876	51,893
Guarantee deposits	14,599	26,806
Post-retirement benefits	9,850	9,043
Interest payable to Oiltanking Perú S.A.C.	6,408	9,015
Payables - Morelco acquisition (Note 32-a)	32,449	-
Other accounts payables	34,847	33,085
	1,289,394	1,312,396

Less non-curent portion:
Put option liability - Morelco acquisition	(113,829)	(111,349)
Advances received from clients - GyM S.A.	(95,317)	(80,936)
Supplier funding	(19,603)	(33,031)
Post-retirement benefits	(9,850)	(9,043)
Payables - Morelco acquisition (Note 32-a)	(32,449)	-
Others	(10,603)	(12,037)
	(281,651)	(246,396)
Current portion	(1,007,743)	1,066,000

(*)
The balance of put option liability corresponds to the agreement signed by the subsidiary GyM S.A. associated with the purchase of Morelco (Note 32 a). Changes in the fair value of the put option amounting to S/2.5 million were recognized in 2015 in the statement of comprehensive income (result of an increase of S/18.6 million within “Other income and expenses” and a decrease of S/16.1 million within “Exchange difference loss, net”). At December 31, 2015 the discount rate used to determine the present value of the redeemable amounts was 0.65% for the first year 1.31% for the third year and 1.76% for the fourth year (fiscal 2019, the period when the option expires). At December 31, 2014 the deemed discount rate was 1.65%.

The amortized cost of the other short - term accounts payable is similar to their carrying amounts due the fact to the short maturity.

(All amounts are expressed in thousands of S/ unless otherwise stated)

Advances received from customers are discounted from billing, in accordance with the terms of the agreements. These advances mainly comprise:

	At December 31,
	2014	2015

El nuevo Rancho	2,156	122,435
Proyecto Gasoducto del Sur	-	120,273
Pezet 583	1,895	58,091
Central Hidroeléctrica Macchu Picchu	46,274	45,407
Consorcio Panorama	16,143	30,218
Proyecto 1016 Stracon GyM Internacional SAC (Pánama)	-	26,167
Proyectos de edificaciones - Open Plaza Huancayo (CAM)	-	25,377
Provías	29,671	20,848
Proyecto ampliación del INEN	-	20,563
Consorcio Construcciones y Montajes	21,844	16,432
Real 8-9	7,259	15,536
Proyecto Kelar - Chile	24,940	13,494
Consorcio Vial La Quinua	27,013	11,360
CER- Consorcio Menegua	11,376	8,999
Chilectra S.A.	22,167	8,755
Proyecto Antucoya	11,474	5,818
EPC Planta Minera Inmaculada	32,330	5,631
Consorcio Río Mantaro	102,780	-
Túnel Santa Rosa II	15,967	3,775
Proyecto HidroÑuble - Chile	84,488	-
Proyectos de Stracon GyM	34,871	-
Proyecto Navarrete	24,447	-
Planta Concentradora Cerro Verde 2 Fase 1	22,675	-
Pad I Fase III - Sociedad Minera Cerro Verde	11,974	-
Construcción Planta de Cal	11,710	-
G&M Construcciones y Montajes - Bolivia	9,806	-
156-SK Refineria Esmeraldas-Ecuador	7,989	-
Chancadora Primaria CV2	7,614	-
K117 Montaje Eléctrico - Sociedad Minera Cerro Verde	7,381	-
Nuevo campus universitario UTEC	6,685	-
Oficinas Navarrete	6,642	-
Shougan Hierro Perú SAA	5,172	-
Los Parques de San Martín y Piura	4,397	-
Centro Cívico	4,289	-
Other projects	60,827	47,918
	684,256	607,097

(All amounts are expressed in thousands of S/ unless otherwise stated)

22	OTHER PROVISIONS

This item comprises:

	At December 31,
	2014	2015

Legal claims	14,427	15,000
Contingent liabilities from the acquisition of Morelco	24,356	15,374
Contingent liabilities from the acquisition of Coasin and VyV-DSD	7,470	7,586
Contingent liabilities from CAM acquisition	12,152	3,819
Provision for well closure	7,210	7,307
	65,615	49,086
Less:
Non-current portion	(54,174)	(35,618)
Current portion	11,441	13,468

Legal claims

Legal claims maintained at December 31, 2015 mainly comprise provisions for labor liabilities and tax claims recorded by subsidiaries GyM S.A., GMP S.A. and CAM Chile for S/5 million, S/6.1 million and S/3.0 million, respectively (S/5 million, S/6.8 million and S/1.3 million at December 31, 2014, respectively).

Provisions related to GyM S.A. comprise claims from the tax authority which have been accounted for based on management estimates of the amounts the Company would most likely be required to pay for these cases. Regarding tax claims, due to the fact those amounts will depend on the tax authority, the Group does not have an estimated timing of when these outflows will take place.

With respect to GMP, legal claims consists of court actions brought against the Company by the Peruvian energy regulator (OSINERGMIN) resulting from the storage of hydrocarbons and the applicable environmental laws and regulations.

Contingent liabilities MORELCO

At the end of December 2014, the Group’s subsidiary, GyM S.A. acquired control of Morelco S.A.S. by purchasing 70.00% of its equity shares. As a result of the acquisition, tax contingencies were recorded for S/17.2 million, labor contingencies for S/5.7 million and legal contingencies for S/0.5 million. During 2015, a total of S/5.2 million tax contingencies were cancelled and S/1.2 million was reversed for labor contingencies that expired during the year.

Contingent liabilities CAM

In 2015 the Company recognized a reversal of approximately S/7.8 million (S/9.4 million in 2014 and S/13.6 million in 2013) in provisions that were accounted for in the acquisition of CAM Chile and affiliates in 2011 that related to labor and tax contingencies which related liabilities expired during the year.

Provision for well closure

Comprise the obligation of GMP with Perupetro relating to the abandonment of the wells of Block I and V. Under a preliminary estimate, 70 wells of Block I and 15 wells of Block V should be closed. The closure process for both wells began in 2013 and it is expected to be completed in 2021 and 2023, respectively. In 2015 no well has been closed (4 wells in Block I and 1 well in Block V for 2014 and 1 well for each block were closed in 2013).

(All amounts are expressed in thousands of S/ unless otherwise stated)

At December 31, 2015 the amount discounted from the provision for plug-back costs relating to the remaining 78 wells (78 wells in 2014) amounts to S/7.3 million (S/7.2 million in 2014) at a discount rate of 2.09% (2.17% in December 2014).

The gross movement of other provisions is broken down as follows:

			Provisions
		Contingent	for the	Provision	Provisions
	Legal	liabilities from	acquisition	for well	for periodic
Other provisions	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2014	12,217	9,852	21,546	4,852	3,846	52,313
Additions	1,376	-	-	2,696	2,487	6,559
Additions from business combinations
Morelco (Note 31-a)	-	24,993	-	-	-	24,993
Additions from business combinations
Coasin (Note 31-b)	-	2,658	-	-	-	2,658
Reversals	-	-	(9,394)	-	-	(9,394)
Offsetting	-	(4,116)	-	-	-	(4,116)
Payments	(537)	-	-	(338)	(6,333)	(7,208)
Translations adjustment	-	(190)	-	-	-	(190)
At December 31, 2014	13,056	33,197	12,152	7,210	-	65,615

At January 1, 2015	13,056	33,197	12,152	7,210	-	65,615
Additions	6,297	-	-	101	-	6,398
Reversals	-	-	(7,796)	-	-	(7,796)
Offsetting	-	(1,216)	-	-	-	(1,216)
CAM Brasil deconsolidation	(2,353)	-	-	-	-	(2,353)
Payments	(1,580)	(5,186)	-	(4)	-	(6,770)
Translations adjustment	(420)	(3,835)	(537)	-	-	(4,792)
At December 31, 2015	15,000	22,960	3,819	7,307	-	49,086

23	EQUITY

a) Capital -

At December 30, 2015 and 2014, the authorized, subscribed and paid-in capital, according to the Company’s bylaws, as amended, comprises 660,053,790 common shares at S/1.00 par value each.

A decision made at the General Shareholders’ Meeting on March 26, 2013, as well as agreements adopted at meetings of the Board on May 30, July 23 and August 22 of 2013, mandated the issuance of common stock through a public offering of "American Depositary Shares" (ADS’s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/558,284 to S/660,054.

This capital increase was carried out in two tranches as follows:

(i) The first tranche for the amount of S/97,674 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

(ii) A second tranche for the amount of S/4,095 representing the issuance of 4,095,180 common shares and ADS’s 819,036 (issued at 5 shares per ADS rate).

As of December 31, 2015 the Company’s capital structure is as follows:

		Total
Percentage of individual	Number of	percentage of
interest in capital	shareholders	interest

Up to 1.00	1,805	14,56
From 1.01 to 5.00	11	24.48
From 5.01 to 10.00	1	5.12
Over 10	2	55.84
	1,819	100.00

(All amounts are expressed in thousands of S/ unless otherwise stated)

As of December 31, 2015 the year-end quoted price of the Company’s shares was S/1.97 per share, with a trading frequency of 91.94% (quoted price of S/7.26 per share and a trading frequency of 90.48% at December 31, 2014).

b) Other reserves -

This item comprises legal reserve exclusively. In accordance with Peruvian Company Law, the Company’s legal reserve is formed by the transfer of 10% of the annual net profit, up to a maximum of 20% of the paid-in capital. In the absence of profits or freely available reserves, this legal reserve can be applied to offset losses but it has to be replenished with the profits to be obtained in subsequent years. This reserve can also be capitalized but its subsequent replenishment is equally mandatory. At December 31, 2015 and 2014 the legal reserve balance reached the above-mentioned limit.

c) Voluntary reserve -

At December 31, 2015 the balance of this reserve of S/29.97 million correspond to the excess of legal reserve, which is above the limit established until it reaches 20% of paid-in capital as explained above.

d) Share premium -

In July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches (Note 23-a).

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of these shares was S/1,055,488 (net of commissions and other related costs for S/48,375 and net of tax effects for S/9,840). This amount was recorded in the premium for issuance of shares in the consolidated statement of changes in equity.

At December 31, 2014 a total of 253,635,480 shares were represented by ADS (equivalent to 50,727,096 ADS at a ratio of 5 shares per ADS).

At December 31, 2015, a total of 250,860,370 shares were represented by ADSs (equivalent to 50,172,074 ADSs at a ratio of 5 shares per ADS).

In addition, in this account is recognized the difference between nominal and transaction value on additional acquisitions of shares from non-controlling interest. Detail of these transactions in 2012, 2013 and 2014 are disclosed in note 35.

e) Retained earnings -

Dividends that are distributed to shareholders other than domiciled legal entities are subject to an additional 4.1% income tax to be assumed by these shareholders and withheld by the Company. During 2015 and 2014 dividends were distributed (note 33).

(All amounts are expressed in thousands of S/ unless otherwise stated)

24	DEFERRED INCOME TAX

Deferred income tax is broken down by its estimated reversal period as follows:

	At December 31,
	2014	2015

Deferred income tax asset:
Reversal expected in the following 12 months	116,700	102,396
Reversal expected after 12 months	35,409	71,455
Total deferred tax asset	152,109	173,851

Deferred income tax liability:
Reversal expected in the following 12 months	(50,733)	(18,434)
Reversal expected after 12 months	(42,653)	(83,230)
Total deferred tax liability	(93,386)	(101,664)
Deferred income tax (liability) asset, net	58,723	72,187

The gross movement of the deferred income tax item is as follows:

	2013	2014	2015

Deferred income tax asset (liability), net as of January 1	(17,364)	(3,033)	58,723
Credit (charge) to income statement (Note 29)	5,704	66,373	21,176
Tax charged to other comprehensive income	(8,159)	(1,328)	(7,298)
Tax charged to equity	9,840	-	-
Acquisition of subsidiary (Morelco)	-	6,156	-
Acquisition of subsidiary (Coasin)	-	16	-
Acquisition of subsidiary (DSD)	(2,499)	-	-
Acquisition of joint venture (Consorcio Ductos del Sur)	-	-	312
Acquisition of joint venture (Consorcio Panorama)	-	-	1,164
Recovery PPUA charged to account receivable	-	(5,938)	-
Deconsolidation of SEC and LQS	835	-	-
Other increases	8,610	(3,523)	(1,890)
Total as of December 31	(3,033)	58,723	72,187

The provisional payment on absorbed profits (hereinafter PPUA) comprises the recovery of the first-category income tax (Chilean corporate tax) on own profits and profits obtained from other entities in which the entity has an interest (third-party attributable profits) and which have been partially or fully absorbed against tax losses. In 2014,VyV-DSD S.A. have recognized PPUA on carried forward tax losses of Ingeniería y Construcción Vial y Vives S.A as a result of the re-organization of the Chilean entities for S/5.9 million .

VyV – DSD S.A. has a tax goodwill credit balance (higher acquisition valued paid over the acquiree’s own tax capital) which arose from the reorganization of entities that took place in 2014, which, under Chilean applicable tax laws and regulations is not considered a loss in the period in which it is generated and was proportionally allocated to the non-monetary assets received from the acquiree up to the market price of those assets, increasing the tax cost of those assets; any reversals will affect profit or loss. The unallocated portion will be considered as deferred expenses and will be deducted as a tax expenses over a period of 10 years. The allocation performed was as follows: S/8,560 investments, S/2,114 fixed assets and S/9,768 deferred expenses (non-attributable portion).

(All amounts are expressed in thousands of S/ unless otherwise stated)

The movement of deferred tax assets and liabilities in the year, without taking into account the offsetting of balances, is as follows:

					Difference in
		Difference	Fair	Outstanding	depreciation	Receivables	Borrowing
Deferred income tax	Non-taxable	in depreciation	value	work in	rates of assets	from local	costs recognized
liability	income	rates	gains	progress	leased	Government	as assets	Others	Total

At January 1, 2013	4,236	13,419	16,795	29,592	9,045	-	-	15,078	88,165
Charge (credit) to P&L	9,954	(270)	34	38,448	(50)	-	-	4,461	52,577
Charge (credit) to OCI	-	-	8,169	-	-	-	-	1,520	9,689
Acquisition of DSD (Note 30-a)	-	1,148	4,269	-	-	-	-	(835)	4,582
Other additions	-	(1,176)	(1,410)	18,734	1,505	-	-	(16,596)	1,057
At December 31, 2013	14,190	13,121	27,857	86,774	10,500	-		3,628	156,070

Charge (credit) to P&L	-	9,936	(8,585)	(72,488)	219	-	-	5,754	(65,164)
Charge (credit) to OCI	-	-	-	-	-	-	-	1,328	1,328
Reclassification of prior years	-	13,458	(5,540)	82	(274)	-	-	7,777	15,503
Other additions	-	-	-	-	-	-	-	3,047	3,047
At December 31, 2014	14,190	36,515	13,732	14,368	10,445	-	-	21,534	110,784

Charge (credit) to P&L	-	2,791	15,338	17,545	-	9,986	15,178	1,347	62,185
Charge (credit) to OCI	-	-	7,016	-	-	-	-	281	7,297
Reclassification of prior years	(14,190)	5,849	(5,402)	(6,038)	(10,445)	15,557	-	(11,354)	(26,023)
At December 31, 2015	-	45,155	30,684	25,875	-	25,543	15,178	11,808	154,243

(All amounts are expressed in thousands of S/ unless otherwise stated)

		Accelerated		Outstanding	Provision for
Deferred income tax		tax	Tax	work in	unpaid	Investments in	Tax
asset	Provisions	depreciation	losses	progress	vacations	subsidiaries	goodwill	Others	Total

At January 1, 2013	16,727	13,006	17,936	14,193	2,936		-	6,003	70,801
Credit (charge) to P&L	3,788	(6,499)	23,544	33,242	1,984	-	-	2,115	58,174
Charge (credit) to OCI	1,530	-	-	-	-	-	-	-	1,530
Credit (charge) to equity (Note 21-c)	-	-	9,840	-	-	-	-	-	9,840
Acquisition of DSD (Note 30-a)	-	-	-	966	684	-	-	542	2,192
Other additions	1,842	1,836	1,560	3,244	1,690	-	-	330	10,502
At December 31, 2013	23,887	8,343	52,880	51,645	7,294	-	-	8,990	153,039

Credit (charge) to results	1,579	9,054	2,492	(24,886)	4,083	5,613	-	3,274	1,209
Acquisition of Coasin (Note 31-a)	16	-	-	-	-	-	-	-	16
Acquisition of Morelco (Note 31-b)	-	-	-	-	-	6,156	-	-	6,156
PPUA,charged to accounts receivable	-	-	-	-	-	-	-	(5,938)	(5,938)
Other additions	-	-	-	-	-	-	-	(473)	(473)
Reclassification of prior years	324	5,953	3,664	(2,818)	5,596	-	-	2,783	15,502
At December 31, 2014	25,806	23,350	59,036	23,941	16,973	11,769	-	8,636	169,511

Credit (charge) to P&L	342	4,076	26,661	19,782	772	9,668	17,522	4,538	83,361
Acquisition of joint venture
(Consorcio Panorama)	-	-	-	-	-	1,164	-	-	1,164
Acquisition of joint venture
(Consorcio Ductos del Sur)	-	-	-	-	-	312	-		312
Other increases	-	-	-	-	-			(1,892)	(1,892)
Reclassification of prior years	(5,175)	(12,534)	29,169	(18,461)	(2,768)	(21,437)	-	5,184	(26,023)
At December 31, 2015	20,973	14,892	114,866	25,262	14,977	1,476	17,522	16,466	226,434

(All amounts are expressed in thousands of S/ unless otherwise stated)

As of December 31, 2015, total tax losses amounted to S/426 million which S/53.6 million are expected to be applied in 2016, S/72 million in 2017 and the remaining balance in the following periods (S/231 million in 2014, of which S/36 million are expected to be applied in 2015, S/92 million in 2016 and the remaining balance in the following periods).

25	WORKERS’ PROFIT SHARING

The distribution of profit sharing plans in the income statement as of December 31 is as follows:

	2013	2014	2015

Cost of sales	12,990	27,396	27,618
Administrative expenses	3,060	9,541	7,263
	16,050	36,937	34,881

26	EXPENSES BY NATURE

For the years ended December 31, this item comprises the following:

	Goods and	Administrative
	services	expenses

2013:
Inventories, materials and consumables used	1,135,811	344
Personnel charges	1,527,146	169,469
Services provided by third-parties	1,520,254	93,666
Taxes	8,930	614
Other management charges	533,544	72,413
Depreciation	168,090	13,389
Amortization	67,254	11,133
Impairment (inventories and accounts receivable)	2,349	764
	4,963,378	361,792
2014:
Inventories, materials and consumables used	1,148,533	52
Personnel charges	1,864,053	210,028
Services provided by third-parties	2,105,226	120,714
Taxes	11,356	6,212
Other management charges	686,593	63,124
Depreciation	170,785	14,525
Amortization	68,089	6,641
Impairment (inventories and accounts receivable)	2,477	71
	6,057,112	421,367
2015:
Inventories, materials and consumables used	1,094,836	-
Personnel charges	2,128,130	215,101
Services provided by third-parties	2,924,711	137,980
Taxes	37,129	1,919
Other management charges	651,057	30,220
Depreciation	199,015	18,055
Amortization	81,841	7,514
Impairment (inventories and accounts receivable)	5,823	-
Impairment of property, plant and equipment	7,086	2,591
	7,129,628	413,380

(All amounts are expressed in thousands of S/ unless otherwise stated)

For the years ended December 31, personnel charges comprise the following items:

	2013	2014	2015

Salaries	1,296,908	1,579,515	1,792,723
Social security	100,449	133,760	177,307
Gratuities	106,795	134,892	135,980
Employee's severance indemnities	70,124	91,100	98,604
Vacations	57,200	69,417	79,354
Worker's profit sharing (note 25)	16,050	36,937	34,881
Others	49,089	28,460	24,382
	1,696,615	2,074,081	2,343,231

27	FINANCIAL INCOME AND EXPENSES

For the years ended December 31, these items comprise the following:

	2013	2014	2015

Financial income:
Interest from loans to third parties	16,371	899	19,749
Interest from short-term bank deposits	5,230	8,010	12,413
Commissions and collaterals	2,053	969	3,026
Derivative financial instruments	13,972	-	-
Others	2,727	1,584	2,919
	40,353	11,462	38,107

Financial expenses:
Interest expense:
- Bank loans	40,000	21,307	61,397
- Financial lease	14,164	12,872	15,243
- Commissions and collaterals	5,155	4,927	9,368
- Loans from third parties	895	2,432	6,335
- Interest on loans from related parties	500	3,026	814
- Multilateral loans	4,975	5,022	-
Exchange difference loss, net	70,418	44,282	82,851
Derivative financial instruments	15,903	1,819	1,691
Other financial expenses	6,840	9,992	12,256
Less capitalized interest	(6,048)	(2,863)	(13,153)
	152,802	102,816	176,802

28	OTHER INCOME AND EXPENSES

At the acquisition date of CAM in 2011, as part of the purchase price allocation process and based on external lawyers reports, the Company accounted for a provision amounting to S/102.7 million for contingent liabilities mainly related to labor and tax issues considered as possible and probable as stated by IAS 37, which have expiration dates according to legal requirements between 2012 and 2016. Most of the amount shown in this account corresponds to the reversal of this provision. The amount recognized as other income and expenses mainly corresponds to the reversal of such original registry amounted to S/7.8 million in 2015 (S/9 million in 2014 and S/13.6 million in 2013, respectively); and primarily reflects the liabilities that expired under the laws of each country during year 2012, 2013 and 2014.

(All amounts are expressed in thousands of S/ unless otherwise stated)
During 2015 the Group received dividends from its investment in Transportadora de Gas del Perú S.A. (TGP) classified as available for sale financial assets for S/7.2 million (S/9.4 million and S/1.1 million in 2014 and 2013, respectively) and recognized a commission fee for S/7.5 million) (Note 9).

Other significant transactions that affected this category during 2015 corresponds to the gain on the fair value of the liability for put option by S/18.6 million (Note 21), the gain on sale of property, plant and equipment by S/10 million. In 2014 an impairment loss of assets for S/10.3 million was recognized.

29	INCOME TAX EXPENSES

a)
In accordance with current legislation in Perú, Chile, Brazil, Colombia, Ecuador, Bolivia, Guyana and Panamá, each Company in the Group is individually subject to the applicable taxes. Management considers that it has determined the taxable income under general income tax laws in accordance with the current tax legislation of each country.

b)	Changes in the Peruvian Income Tax Law -

By means of Law No.30296 enacted on December 31, 2014 amendments to Income Tax Law have been made, which are effective starting in fiscal year 2015 onwards. Among these amendments, it should be noted the progressive reduction in the corporate income tax rate (on the Peruvian third-category income earners) from 30% to 28% for fiscal years 2015 and 2016; then a reduction to 27% for fiscal years 2017 and 2018; and a final reduction to 26% from fiscal year 2019 onwards. Tax on dividends and other forms of profit distribution, agreed on by any legal entities to individuals and non-domiciled legal persons is to be progressively increased from 4.1% to 6.8% for distributions that are agreed on or paid during fiscal years 2015 and 2016; then an increase to 8.8% for fiscal years 2017 and 2018 will be effective; and a final increase to 9.3% will be effective from fiscal year 2019 onwards. The distribution of retained earnings until December 31, 2015 will continue to be subject to a 4.1% tax even when the distribution is to be made in the subsequent years.

c)	Amendments to Income Tax Law in Chile -

On September 29, 2014, Law No 20780 was enacted by which certain changes are made to the Chilean tax system, such as: changes in the Income Tax Law, VAT Law and Tax Code. Also, on February 01, 2016 Law No 20899 was enacted to simplify and define the application of the above-mentioned tax reform. With respect to income tax, two systems have been established:

i)
Attributable income system: the tax rate applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, up to 25% in 2017. Its choice is being restricted to companies whose partners are individuals domiciled or resident in Chile or individuals or legal persons non-domiciled and non-resident in Chile. This system levies the shareholders of Chilean entities with taxes on an annual basis regardless of any effective distribution of profits from the local entity; and entitles them to use the total taxes paid as income tax fiscal credit.

ii)
Partially integrated system. The tax rate applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017, up to 27% in 2018. Subject to this system are corporations and entities in which at least one of its owners is not an individual (whether domiciled or not) or non-domiciled legal entity. This system levies the shareholders of Chilean entities that distribute dividends and entitle them to use such distribution as a fiscal credit at a 65% of the total taxes paid. This limit does not apply to investors with whom Chile had signed double taxation agreements, such as Peru.

(All amounts are expressed in thousands of S/ unless otherwise stated)

d)	Changes in the Income Tax Law in Colombia -

In December 2014 Law No 1739 was enacted amending the Tax Code and introducing diverse temporary changes in Income Tax, CREE (Tax on income for equity) and includes the tax on wealth (Impuesto a la Riqueza). Major changes are as follows:

–
Setting the CREE tax rate at 9% and creating an incremental additional overrate effective until 2018, as follows: for fiscal 2015, 2016, 2017 and 2018 the applicable CREE tax overrate will be 5%, 6%, 8% and 9%, respectively.

–	Starting 2015 tax losses can be offset to the CREE taxable amount.
–
The tax on wealth levies the wealth owned by an individual or legal entity that are income taxpayers; this is determined on the basis of the gross equity less current debts that are equal to or higher than a 1,000 million Colombian pesos (S/1.1 million approximately) at January 01, 2015.

–	The tax on wealth rates are marginal and cascaded in ranges of taxable base ranging from 0.2% to 1.15% in 2015, from 0.15% to 1% in 2016 and from 0.05% to 0.4% in 2017.

Based on the above, the Group has assessed the future realization of its temporary items underlying its deferred income tax based on the application of the new tax rates and is determining the required adjustments that will result from the expected changes in tax rates.

e)	The income tax expense shown in the consolidated income statement comprises:

	2013	2014	2015

Current income tax	188,027	212,569	138,154
Deferred income tax (Note 24)	(5,704)	(66,373)	(21,176)
PPUA - subject to refund (Note 24)	-	-	(41,359)
Income tax expense	182,323	146,196	75,619

In December 2015 the subsidiary CAM Chile Spa sold its entire stake in CAM Brazil which gave rise to a tax loss of S/119 million (23,863 million Chilean pesos). This tax loss mainly resulted from the higher tax cost of the shares in this subsidiary given the fact under Chilean tax laws, the historical cost of investments overseas should be adjusted for changes in the exchange rates at each period-end; this difference is recognized as income or expense for tax purposes. In this sense, considering the weakening of the Chilean Peso against the U.S. dollar, the currency in which the investment was acquired, tax cost was significant. The PPUA recognized for this tax loss was S/19.4 million.

VyV-DSD has reported tax losses in fiscal 2015 as a result of the negative margin obtained from the higher costs incurred in project called Hidro Ñuble of S/111 million (22,205 million Chilean pesos) and for this reason it has recognized a PPUA of S/21.9 million.

f)
The Group’s income tax differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit of the consolidated companies, as follows:

(All amounts are expressed in thousands of S/ unless otherwise stated)

	2013	2014	2015

Pre-tax profit	594,467	507,428	217,331
Income tax by applying local applicable tax rates
on profit generated in the respective countries	211,234	236,114	40,400
Tax effect on:
- Non-taxable income	(39,494)	(104,421)	(3,008)
- Associates net profit	(9,348)	1,790	(5,865)
- Non-deductible expenses	24,160	25,967	8,640
- Unrecognized deferred tax
asset income	-	13,922	771
- Adjustment for changes in rates of income tax	-	(2,746)	-
- Tax goodwill	-	(20,542)	-
- (PPUA) Excess PPUA	-	(5,938)	15,296
- Prior years adjustment	104	3,891	15,449
- Others	(4,333)	(1,841)	3,936
Income tax charge	182,323	146,196	75,619

g)
Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (years subject to examination). Therefore, years 2011 through 2015 are subject to examination by the tax authorities. Since differences may arise over the interpretation by the tax authorities of the regulations applicable to the Company, it is not possible at present to estimate if any additional tax liabilities will arise as a result of any eventual examinations. Any additional tax, fines and interest, if they occur, will be recognized in the results of the period when such differences with the tax authorities are resolved. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2012 to 2014 and those to be filed for fiscal year 2015 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed. Fiscal years 2013 and 2014 are open for tax audit by Colombian tax authorities; fiscal 2015 will be open for audit too. Colombian tax authorities are entitled to audit two consecutive years following the date the income tax return was filed.

h)
As established under regulations in force in Peru, for purposes of determining income tax and the general sales tax, transfer pricing must be taken into account for operations with related parties and/or tax havens, which must have documentation and information supporting the methods and valuation criteria applied in their determination. Peruvian tax authorities are entitled to request such information from the taxpayer.

i)
Temporary tax on net assets -

The temporary tax on net assets is applied by the companies which operate in Peru, to third category income generators subject to the Peruvian Income Tax General Regime. Effective in the year 2012, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/1 million.

The amount effectively paid may be used as a credit against payments on account of income tax under the General Regime or against the provisional tax payment of the income tax of the related period.

j)
The weighted-average tax rate was 35% (29.30% in 2014 and 30.7% in 2013). The higher income tax rate in relation with the previous year mainly reflects the lower consolidated pre-tax profits during 2015 and the net tax adjustments not accepted by the Peruvian Tax Authorities are proportionally lower than what was determined for fiscal 2014.

(All amounts are expressed in thousands of S/ unless otherwise stated)

30	ACCUMULATED OTHER COMPREHENSIVE INCOME

The analysis of the movement is as follows:

				Exchange
		Foreign	Increase in	difference from
	Cash	currency	fair value of	net investment
	flow	translations	available-for	in a foreign
	hedge	adjustment	sale assets	operation (a)	Total

Additions (*)	5,066	(467)	27,229	-	31,828
Tax effects (*)	(1,520)	-	(8,169)	-	(9,689)
Other comprehensive income
of the year	3,546	(467)	19,060	-	22,139
At December 31, 2013	(2,153)	(5,944)	26,520	-	18,423

Additions (*)	750	(13,086)	4,811	(17,030)	(24,555)
Tax effects (*)	(210)	-	(1,251)	4,428	2,967
Adjustment for changes
in rates of income tax	-	-	1,089	-	1,089
Other comprehensive income
of the year	540	(13,086)	4,649	(12,602)	(20,499)
At December 31, 2014	(1,613)	(19,030)	31,169	(12,602)	(2,076)

Additions (*)	954	(30,687)	26,991	(6,942)	(9,684)
Tax effects (*)	267)	-	(7,018)	1,805	(5,480)
Other comprehensive income
of the year	687	(30,687)	19,973	(5,137)	(15,164)
At December 31, 2015	(926)	(49,717)	51,142	(17,739)	(17,240)

(*)	Amounts in the table above represent only amounts attributable to the Company’s controlling interest net of taxes. Below is the movement in Other Comprehensive Income for each year:

	2013	2014	2015

Controlling interest	22,139	(20,499)	(15,164)
Non-controlling interest	(1,947)	(7,986)	(14,949)
Adjustment for actuarial gains and losses, net of tax	(4,591)	(1,332)	(2,921)
Total value in OCI	15,601	(29,817)	(33,034)

At December 31, 2015 the balance comprises the effect of exchange difference of S/15.3 million (S/10.6 million at December 31, 2014) resulting from a loan denominated in foreign currency granted by GyM S.A. to its subsidiary GyM Chile S.p.A for the acquisition of VyV - DSD S.A and an exchange difference of S/2.5 million (S/1.9 million at December 31, 2014) resulting from a loan granted by the Company to CAM Holding S.p.A. (Note 2.4-c).

The exchange difference recognized in other comprehensive income will be reclassified to the statement of income upon sale of the foreign operation.

31	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

a) Tax contingencies -

As a result of the tax audits of fiscal 1999, 2001 and 2010 on subsidiary GyM S.A., SUNAT issued tax determination and tax penalties resolutions amounting to approximately S/24.5 million (S/21 million as of December 31, 2014). In 2015 an administrative challenge court action has been brought against the Judiciary regarding the outcome of the tax audit for fiscal 1999. The other actions continue to in progress.

(All amounts are expressed in thousands of S/ unless otherwise stated)

Additionally, during fiscal 2014 the joint operations in which subsidiary GyM S.A takes part has filed claims with SUNAT for the outcome of the tax audit of fiscal 2012 involving a maximum exposure at December 31, 2015 of S/4.4 million.

During the year 2014, the subsidiary GMD S.A., was audited by the Peruvian Tax Authority (SUNAT) for fiscal year 2011 and SUNAT issued tax determination and tax penalties. The maximum amount of exposure was S/2.3 million. The outcome of this action was ultimately favorable to the entity and was concluded in fiscal 2015 without involving any cash outflows.

Management expects the outcome of the other court actions will be favorable to the Company considering their nature and characteristics as well as the opinion of its legal advisor.

b) Other contingencies -

Year 2015 -

i)
Civil court actions mainly involving costs and damages and contract terminations as well as work accidents amounting to S/1.1 million (S/0.5 million for GyM S.A., S/0.3 million for Concar SA. and S/0.3 million for Viva GyM).

ii)
Arbitration processes amounting to S/122.3 million related to an action brought by Contugas S.A.C. and IMECON S.A. against the court action brought by GyM S.A. involving recognition of expenses and indemnification for costs and damages for S/112.3 million and S/10 million, respectively.

iii)
Challenge administrative actions amounting to S/4 million, comprising an action brought by the Peruvian mining and energy regulator - OSINERMIN for the alleged noncompliance of GMP S.A. and Consorcio Terminales).

iv)
Administrative actions amounting to S/3.1 million (S/2 million comprising an action brought by the Peruvian Mining and Energy regulator (OSINERMIN or OEFA) for the alleged noncompliance of GMP S.A., Consorcio Terminales and Terminales del Peru; S/0.9 million of GyM Ferrovías S.A. comprising an action brought by Municipality of La Victoria, Lima, Villa María del Triunfo and San Juan de Lurigancho for property tax; and S/.0.2 million compromising action brought against Morelco S.A.S.

v)
Labor-related processes amounting to S/3.7 million (S/1.4 million were actions against Vial y Vives-DSD S.A., S/0.9 million against GMP S.A., S/0.6 million against GyM S.A, S/0.2 million against GMD S.A, S/0.2 million against Concar S.A, S/0.1 million against Stracon GyM S.A. and S/0.1 million against CAM Perú S.A.).

Year 2014 -

i)
Civil court actions mainly involving costs and damages and contract terminations as well as work accidents amounting to S/5.8 million (S/3.0 million for GyM S.A., S/2.5 million for GMI SA. and S/0.27 million for Viva GyM).

ii)
Arbitration processes amounting to S/110.59 million related to an action brought by Contugas S.A.C. against the court action brought by GyM S.A. involving recognition of expenses and indemnification for costs and damages.

iii)
Challenge administrative actions amounting to S/1.1 million (S/0.8 million comprising an action brought by the Peruvian mining and energy regulator (OSINERMIN) for the alleged noncompliance of GMP S.A. and Consorcio Terminales and S/0.2 million of GyM S.A. comprising an action brought by the Peruvian Labor Ministry).

(All amounts are expressed in thousands of S/ unless otherwise stated)

iv)
Administrative actions amounting to S/1.8 million (S/0.9 comprising an action brought by the Peruvian agency for the protection of the consumer ("Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual- INDECOPI) against Viva GyM S.A. for the alleged lack of adequate construction techniques and finishing implemented in housing developments).

v)	Labor-related processes amounting to S/2.8 million (S/2.5 million were actions against GMP S.A., S/0.12 million against Cam Peru S.A. and S/0.14 million against GyM S.A.).

Management considers that the above-described actions brought against Group companies will be found baseless given their nature.

c) Commitments and Collaterals -

As of December 31, 2015, the Group has collaterals with different financial institutions securing transactions for a total US$27.4 million (US$21.6 million and S/535.5 million as of December 31, 2014).

32	BUSINESS COMBINATIONS

a) Acquisition of Morelco S.A.S.

In December 23, 2014, through subsidiary GyM S.A. the Company obtained control of Morelco S.A.S. (Morelco) by acquiring 70.00% of its capital shares. Morelco is an entity domiciled in Colombia that is mainly engaged in providing construction and assembly services. This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Colombia, and in attractive industries, such as mining and energy.

At December 31, 2014 the Company determined goodwill resulting from this acquisition on the basis of an estimated purchase price of US$93.7 million (equivalent to S/277.1 million), which included cash payments made for US$78.5 million and cash payable estimated to be US$15.1 million (equivalent to S/45.7 million ), which, under the agreement of the parties, would be defined after a review of the acquiree’s balance sheet, mainly working capital, cash and financial debt as well as the final carrying amount of the acquiree’s work backlog. The estimated purchase price was allocated to the provisional carrying amounts of the assets acquired and the liabilities assumed. As a result of this allocation, goodwill of US$36.1 million (equivalent to S/105.8 million) was determined.

In 2015 as part of the review of the provisional allocation of the purchase price, the following situations arose:
(a) The balance at December 31,2014 of the consideration payable of US$15 million (S/45 million) was adjusted to US$9.1 million (S/32 million). As a result of the final determination of the working capital, cash and financial debt balances of US$10.8 million, which was paid in 2015 in the form of a special dividend distribution that the acquiree, Morelco, declared and paid out to the selling shareholders and the adjustment for the final value of the business backlog of the acquiree, which resulted in a right of reimbursement to GyM of US$1.7 million, with respect to the initial payment made to the selling shareholders; and
(b) The provisional fair values of certain assets acquired and liabilities assumed were reviewed.

As a result of the above, the purchase price was adjusted to US$87.5 million (equivalent to S/258.6 million); the provisional fair values of certain asset and liabilities were modified, giving rise to an adjustment of goodwill to US$35.2 million (equivalent to S/103 million).

(All amounts are expressed in thousands of S/ unless otherwise stated)

The table below summarizes the consideration paid by Morelco and the determination of the fair value of the assets acquired and liabilities assumed as well as a non-cotrolling interest at the date of acquisition:

	Provisional values		Final amounts
	S/	US$000	S/	US$000

Cash and cash equivalents	69,930	23,514	69,930	23,514
Trade receivables	92,138	30,981	67,716	22,769
Work in progress remaining to collect
from customers	101,533	34,140	110,777	37,248
Other accounts receivables	63,949	21,503	63,949	21,504
Inventories	18,037	6,065	18,037	6,065
Prepaid expenses	2,133	717	2,127	715
Financial asset through profit or loss	7,291	2,452	5,747	1,932
Property, plant and equipment	70,756	23,792	69,081	23,228
Intangibles	64,491	21,685	64,491	21,685
Deferred income tax asset	8,031	2,700	24,560	8,258
Other short-term financial liabilities	(31,204)	(10,492)	(31,204)	(10,492)
Other long-term financial liabilities	(9,315)	(3,132)	(9,315)	(3,132)
Trade accounts payables	(103,739)	(34,882)	(102,438)	(34,444)
Other accounts payable	(87,863)	(29,544)	(87,863)	(29,544)
Contingent liabilities	(17,533)	(5,895)	(24,993)	(8,404)
Deferred income tax liabilities	(3,801)	(1,278)	(18,404)	(6,188)
Fair value of net assets	244,834	82,326	222,198	74,714

Non-controlling interest (30.00%)	(73,450)	(24,697)	(66,659)	(22,414)
Goodwill (Note 17)	105,764	36,118	103,055	35,240
Purchase consideration	277,148	93,747	258,594	87,540

Cash paid at year-end	231,464	78,462	231,464	78,462
Cash and cash equivalents of the acquired
subsidiary	(69,930)	(23,514)	(69,930)	(23,514)
Direct cash outflows for acquisition for the year	161,534	54,948	161,534	54,948

Acquisition-related costs of S/4.5 million have been recognized to 2014’s profits within administrative expenses.

If Morelco had been consolidated from January 1, 2014 revenue and profit would have been S/722.57 million and S/80.8 million, respectively.

Put and call options of non-controlling interest -

Under the shareholder agreement signed for the acquisition of Morelco, the subsidiary GyM signed a purchase-sale agreement for 30% of Morelco’s capital stock held by the non-controlling shareholders. By this agreement, the non-controlling shareholders obtain a right to sell their shares over a period and for an amount set in the agreement (put option). The period to exercise the option begins on the second anniversary of the acquisition of the option and expires on its tenth anniversary. The option exercise price is based on a EBITDA multiple less the net debt and until months 51 and 63 until from the date of the agreement a minimum amount is set that is based on the price per share that GyM paid to buy 70% of Morelco’s share capital.
On the other hand, the subsidiary GyM obtains call option to buy those shares over a period of 10 years and at a price that is determined the same way as the put option price is determined, except for the fact the minimum amount is effective for the entire effective period of the option (call option).

Under the IFRS framework, the put option is for the Company an obligation to purchase non-controlling interest shares, and therefore, the Group recognizes a liability measured on the basis of the fair value of that option. Since the Group arrived at the conclusion that as a result of this agreement, it did not obtained the risks and rewards inherent to the ownership of this share package underlying the option, initial recognition of this liability was a charge to equity of controlling shareholders within other reserves.

(All amounts are expressed in thousands of S/ unless otherwise stated)

The amount of the liability arising from the put option was estimated at the present value of the redemption amounts expected on the basis of the weighted average forecast profits to be obtained by Morelco and the exercise rights of the option. The Company expects that purchase options are to be exercise at the date following the date of transfer. The expected redemption of the non-controlling interest is as follows: 41.66% in the second year, 41.66% in the fourth year and the remaining shares will be sold on the fifth anniversary of the option grant date. The discount rate used to determine the present value of the expected redemption amounts is a risk-free rate available to comparable market participants and indicates the fact that all risks have been included in the weighted estimates of future cash flows. At December 31, 2015 the liability is estimated to be S/113.5 million, using a 0.65% discount rate for the first year, 1.31% discount rate for the third year and 1.76% for the fourth year (at December 31, 2014 it was S/113.8 million at a 1.65% discount rate). In 2015 the change in the liability amount includes the passage of time component, of S/2.1 million that is included within financial expenses and an estimate updating component with an effect of S/18.6 million that is included within Other income and expenses in profit and loss (Note 21).

b) Acquisition of Coasin Instalaciones Ltda.

In March 2014, through the subsidiary CAM Chile S.A., the Group acquired control of Coasin Instalaciones Limited with the purchase of 100.00% of its capital shares. Coasin is an entity incorporated in Chile and is mainly engaged in providing installation and maintenance services for networks and equipment related to the telecommunications industry. This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in other attractive industries, such as utilities. During a period of twelve months after the date of acquisition, the Group reviewed the allocation of the purchase price for the acquisition of Coasin Instalaciones Limitada.

Over a period of twelve months after the acquisition, Group reviewed the allocation of the purchase price and fair values determined provisionally for certain assets and liabilities. As a result of this process, the amount of goodwill was changed to US$2.2 million (equivalent to S/6.4 million).

	Provisional values		Final amounts
	S/	US$000	S/	US$000

Cash and cash equivalents	3	1	3	1
Trade accounts receivables	4,675	1,564	3,811	1,275
Inventories	276	92	276	92
Prepaid expenses	33	11	33	11
Property, plant and equipment	711	238	711	238
Intangibles	1,377	461	1,377	461
Deferred income tax liability	(178)	(60)	16	4
Trade accounts payables	(3,592)	(1,202)	(3,592)	(1,202)
Contingent liabilities	(2,658)	(889)	(2,658)	(889)
Fair value of net assets (provisional)	647	216	(23)	(9)

Goodwill (Note 17)	5,743	1,921	6,413	2,146
Consideration provided for the acquisition	6,390	2,137	6,390	2,137

Payment for the acquisition settled in cash	6,390	2,137	6,390	2,137
Cash and cash equivalents of the subsidiary
acquired	(3)	(1)	(3)	(1)
Direct outflow of cash for the acquisition	6,387	2,136	6,387	2,136

Revenue and profit resulting for the period between the date of acquisition and December 31, 2014 amounted to S/66.3 million and S/0.7 million, respectively.

(All amounts are expressed in thousands of S/ unless otherwise stated)

c) Acquisition of DSD Construcciones y Montajes S.A. (DSD)
In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p.A., the Group acquired control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as mining and energy.

During the twelve-month period after the acquisition date, the Group reviewed the allocation of the purchase price for the acquisition of DSD Construcciones y Montajes S.A. carried out in August 2014 and modified goodwill for a net decrease of S/1.7 million (net of tax impact of S/0.5 million and non-controlling interest of S/0.3 million) adjusting the values of fixed assets, intangibles, trade receivables, other receivables and contingent liabilities for S/0.4 million, S/1.9 million, S/0.2 million, S/3.5 million and S/3 million, respectively.

The consideration provided by GyM to purchase DSD Construcciones y Montajes S.A. amounted to US$37.2 million (equivalent to S/103.9 million). The final attribution of the price paid between fair values after the review period resulted in the recognition of goodwill for S/6.1 million which is illustrated below:

Provisional values		Final amounts
S/	US$000	S/	US$000

Cash and cash equivalents	15,530	5,562	15,530	5,562
Trade accounts receivables	74,502	26,684	74,317	26,618
Receivables from related parties	6,605	2,366	10,083	3,611
Prepaid expenses	1,032	369	1,032	369
Investments	2,608	935	2,608	935
Property, plant and equipment	52,504	18,805	52,922	18,955
Intangibles	5,741	2,056	7,591	2,719
Deferred income tax assets	2,192	785	2,192	785
Trade accounts payables	(5,328)	(1,908)	(5,328)	(1,908)
Other accounts payables	(38,679)	(13,854)	(38,679)	(13,854)
Contingent liabilities	(815)	(292)	(3,846)	(1,378)
Deferred income tax liability	(4,187)	(1,500)	(4,692)	(1,681)
Fair value of net assets	111,705	40,008	113,730	40,733

Non-controlling interest (14.05%)	(15,701)	(5,624)	(15,986)	(5,725)
Goodwill (Note 17)	7,868	2,802	6,128	2,178
Total paid for the purchase	103,872	37,186	103,872	37,186

Cash payment for acquisition	103,872	37,186	103,872	37,186
Cash and cash equivalents of the
acquired subsidiary	(15,530)	(5,562)	(15,530)	(5,562)
Direct outflow of cash flows for the acquisition	88,342	31,624	88,342	31,624

Acquisition related costs of S/0.7 million have been charged to administrative expenses in the consolidated income statement for such year.

Revenue and profit generated for the period between the date of acquisition to December 31, 2013 were S/82.9 million and S/8.3 million, respectively.

If DSD Construcciones y Montajes S.A. would have been consolidated since January 1, 2013, the revenue and profit generated would have been S/182.7 million and S/10.2 million, respectively.

(All amounts are expressed in thousands of S/ unless otherwise stated)

33	DIVIDENDS

At the General Shareholders’ meeting held on March 27, 2015 the decision was made to distribute dividends for S/104,911 (S/0.159 per share), which correspond to 2014 earnings.

At the General Shareholders’ meeting held on March 28, 2014, the decision was made to distribute dividends amounting to S/112,127 (S/0.169 per share), corresponding to 2013 earnings.

At the General Shareholders’ meeting held on March 26, 2013, the decision was made to distribute dividends amounting to S/86,985 (S/0.156 per share), corresponding to 2012 earnings.

A dividend of S/0.0467 per share, amounting to S/30,854 will be proposed at the Annual General Shareholders’ meeting which will be held on March 29, 2016. The financial statements do not reflect these dividends payable.

34	EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net profit of the period attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the year. No diluted earnings per common share were calculated because there are no common or investment shares with potential dilutive effects (i.e., financial instruments or agreements that give the right to obtain common or investment shares); therefore, it is equal to basic earnings per share. The basic earnings per share are broken down as follows:

	2013	2014	2015
Profit attributable to the controlling interest in the Company	320,016	299,743	88,154
Weighted average number of shares in issue at S/1.00 each, at December 31, 2013, 2014 and 2015)	600,346,925	660,053,790	660,053,790
Basic and diluted earnings per share (in S/)	0.533	0.454	0.134

35	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a) Additional acquisition of non-controlling interest

i)
In January 2015, the Company acquired 0.102% of additional shares in GyM S.A. at a price of S/1.87 million. The carrying amount of non-controlling interest at the acquisition date was S/0.97 million. The Group eliminated the non-controlling interest and recognized a decrease in equity attributable to the parent owners of S/0.89 million.

ii)
In July 2014, GyM S.A. acquired 13.49% of additional shares in Stracon GyM at a price of US$24.9 million (equivalent to S/72.8 million). The carrying amount of non-controlling interest at the acquisition date was S/22.5 million. The Group eliminated the non-controlling interest and recognized a decrease in equity attributable to the parent owners of S/50.7 million.

iii)
In August, November and December 2014, the Company acquired 4.567% (2.25%, 1.95% and 0.367% respectively) additional shares in GyM S.A. at a total purchase price of S/93.2 million. The carrying amount of the non-controlling interest at the acquisition date was S/24.6 million. The Group eliminated non-controlling interest and recognized a decrease in equity attributable to the owners of the parent for S/71.5 million.

iv)
In August 2014, the Company acquired 1.37% additional shares in Viva GyM S.A. at a price of S/9.4 million. The carrying amount of the non-controlling interest at the acquisition date was S/3.4 million. The Group eliminated non-controlling interest and recorded a decrease in equity attributable to the parent owners of S/6.03 million.

(All amounts are expressed in thousands of S/ unless otherwise stated)

v)
In 2013, the Company acquired additional shares of Ingeniería y Contrucción Vial y Vives S.A., GMD S.A., Viva GyM S.A., and Concar S.A. representing the 6.4%; 0.47%; 0.13% and 0.18% of their corresponding issued shares. The carrying amount of the non-controlling interests in such subsidiaries was S/9.5 million and the purchase consideration was S/2.4 million. The Group derecognized non-controlling interest and accounted a decrease in equity attributable to owners of the Parent of S/2.9 million.

vi)
In 2013, the Company acquired an additional 16.9% of the outstanding shares of Norvial S.A from the former shareholder Besco S.A. at the purchase consideration of S/51.4 million. The carrying amount of the no-controlling interests at the acquisition date was S/19.7 milion. The Group derecognized its non-controlling interest and recorded a decrease in equity attributable to owners of the Parent of S/31.7 million.

The effect of these changes is broken down as follows:

	2013	2014	2015

Carrying amount of non-controlling interest acquired	29,257	50,109	971
Consideration provided for non-controlling interest	(63,868)	(178,331)	(1,865)
Higher payment attributable to the Company’s
controlling interest	(34,611)	(128,222)	(894)

b) Disposal of interests in subsidiary without loss of control

i)
In March 2015, GyM S.A. sold 0.048% (S/97) of its total 87.64% interest held in Stracon GyM for a payment of S/377. The carrying amount of this non-controling interest in Stracon GyM at the date of disposal was S/23.7 million (a 12.36% interest).

ii)
In June 2015, GyM S.A. sold 1.92% (S/385) of its total 82.04% interest held in VyV - DSD S.A. for a payment of S/385. The carrying amount of this non-controling interest in VyV - DSD S.A. a date of disposal was S/3.6 million (a 17.96% interest).

iii)
In April 2015, CAM Holding Spa sold a 2.45% (S/2,045) of its total 75.61% interest held in CAM Chile S.A. for S/880. The carrying amount of the non-controlling interest in CAM Chile at the disposal date was S/20.4 million (a 24.39% interest).

iv)
In November 2014, GyM Chile Spa sold 1.01% (S/1.6 million) of its total 82.04% interest held in Vial y Vives - DSD for a total US$0.582 million (equivalent to S/1.6 million). The carrying amount of this non-controlling interest in Vial y Vives – DSD at the date of disposal was S/1.6 million

The effect of this changes at December 31 is summarized below:

	2014	2015

Carrying amount of the non-controlling interest sold	(1,627)	(2,527)
Consideration received from non-controlling interest	1,627	1,642
Decrease in equity of the Company‘s controlling interest	-	(885)

No transactions involving non-controlling interest were entered into over 2013.

(All amounts are expressed in thousands of S/ unless otherwise stated)

c) Effects of transactions with non-controlling interests on equity attributable to Parent owners for the year ended December 31:

	2013	2014	2015

Changes in equity attributable to the Company’s
controlling interest arising from:
Acquisition of additional interest in subsidiary	(34,611)	(128,222)	(894)
Disposal of interest in subsidiary without losing control	-	-	(885)
Decrease in equity of the Company’s controlling interest	(34,611)	(128,222)	(1,779)

d) Contributions of non-controlling shareholders

Mainly correspond to the contributions made by the partners of subsidiary Viva GyM S.A. for their real estate projects. At December 31 the amounts contributed were the following:

	2013	2014	2015

Contributions from Viva GyM S.A.	59,387	48,793	20,446
Returns of contributions	(24,613)	(4,240)	(14,987)
Contribution of non-controlling shareholders – Viva GyM	34,774	44,553	5,459

Plus:
Contributions from CAM Servicios Perú S.A.	-	-	1,272
Contributions from Promotora Larcomar S.A.	-	-	3,598
Contributions from GyM Ferrovías S.A.	-	2,823	-
Increase in equity of non controlling parties	34,774	47,376	10,329

Return of contributions mainly consist of profits attributable to housing Project called El Agustino I until 2013, which has already been completed and most of the appartments have already been handed to related customers; also, this balance comprises project Villa El Salvador 1, which has been partially handed over at December 31, 2015.

e) Deconsolidation of subsidiaries

In 2014 the Group assessed its interest in the joint venture “Red Vial 1 – Cusco”, which was considered and reported as a subsidiary at December 31, 2013. As a result of this assessment, the Group concluded that the rights entitled in such business do not grant control, joint control or significant influence. In addition Management´s conclusion is that Company´s interest in this business is that of a financial asset (receivable). In 2014, assets and liabilities of “Red Víal 1 - Cusco” previously consolidated and the non-controlling interest amounted to S/2,284 which was eliminated.

In 2013 the Group assessed its interests in Concesión La Chira S.A. and Logistica Quimica del Sur S.A.C (LQS). The interests in these concessions were accounted for as if they were under control of the Group (subsidiaries). Subsequent that assessment it was determined that the interests correspond to a joint operation and joint venture, respectively under the provisions of IFRS 11. As of December 31, 2013 assets and liabilities of non-controlling interest amounted to S/12,535 for La Chira and S/6,842 for LQS.

f) Dividends

At December 31, 2015, 2014 and 2013 dividends were distributed for S/4.5 million, S/68.1 million and S/51.8 million, respectively.

(All amounts are expressed in thousands of S/ unless otherwise stated)

36	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

In December 2015 the Company signed a medium-term loan agreement of US$200 million with Credit Suisse AG at a rate of 3.9% + Libor 3m; the loan managing agent was Credit Suisse AG and the loan structuring agent was Credit Suisse Securities (USA) LLC. Capital raised is intended to finance the interest of subsidiary Negocios de Gas S.A. in Gasoducto Sur Peruano S.A., a concessionaire of the Project to improve energy continuity and development of the Southern Peruvian gas pipeline (“Proyecto Mejoras a la Seguridad Energética del País y Desarrollo del Gasoducto Sur Peruano”). In February 2016, the Company has partially received U$120 million of the total subscribed contract.

On January 4, 2016 the Company subscribed 8,929 new common share of the capital stock of Adexus S.A, based in Chile; as a result, the Company’s interest increased from 44% to 52%. The total investment in this share subscription was approximately US$2.5 million.